Confidential Draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on September 21, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
JIADE LIMITED
(Exact name of registrant as specified in its charter)
Cayman Islands (State or other jurisdiction of incorporation or organization)	8200 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People’s Republic of China, 610000
(+86) 400-028-0776
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With a Copy to:
Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Yue (Mark) Li, Esq. Xiaochun (Jonathan) Jiang, Esq. MagStone Law, LLP 293 Eisenhower Parkway, Suite 135 Livingston, NJ 07039 347-989-6327
Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE
This registration statement contains two prospectuses, as set forth below.

•
Public Offering Prospectus.   A prospectus to be used for the initial public offering of 2,200,000 ordinary shares of the Registrant (the “Public Offering Prospectus”) through the underwriters named on the cover page of the Public Offering Prospectus.

•
Resale Prospectus.   A prospectus to be used for the resale by the selling shareholder set forth therein of 2,200,000 ordinary shares (the “Resale Prospectus”).

The Resale Prospectus and the Public Offering Prospectus are substantively identical, except for the following distinctions:

•
they contain different front covers and back covers;

•
they contain different Offering sections;

•
they contain different Use of Proceeds sections;

•
the Capitalization and Dilution sections of the Public Offering Prospectus are deleted from the Resale Prospectus;

•
the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus;

•
a Selling Shareholder section is included in the Resale Prospectus;

•
a Selling Shareholder’s Plan of Distribution is included in the Resale Prospectus; and

•
the Resale Prospectus deletes the reference to counsel for the underwriters in the Legal Matters section.

The Registrant has included in this registration statement, after the back cover page of the Public Offering Prospectus, the Resale Prospectus with alternate pages reflecting the foregoing differences.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED [•], 2023
2,200,000 Ordinary Shares
JIADE LIMITED
This is an initial public offering of our ordinary shares, par value US$0.01 per share (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price to be in the range of US$4.00 to US$5.00 per Ordinary Share. The offering is being made on a “firm commitment” basis by the underwriters. See “Underwriting.” We have reserved the symbol [•] for purposes of listing our Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) and plan to apply to list our Ordinary Shares on Nasdaq. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.
Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our Ordinary Shares.
Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our,” “Jiade Cayman,” “our Company,” and the “Company” refer to JIADE LIMITED, a Cayman Islands exempted company, “Jiadezhigao HK” refers to JIADEZHIGAO LIMITED, a Hong Kong corporation and a wholly owned subsidiary of Jiade Cayman; “Shenzhen Kebiao” refers to Shenzhen Kebiao Technology Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is 99% owned by Jiadezhigao HK; “WISMASS HK” refers to WISMASS INTERNATIONAL HOLDINGS LIMITED, a Hong Kong corporation and a wholly owned subsidiary of Jiade Cayman; “Jiade Zhigao” refers to Sichuan Jiade Zhigao Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 82% owned by Shenzhen Kebiao and 18% owned by WISMASS HK; and “Kebiao Technology” refers to Sichuan Kebiao Technology Co., Ltd., a PRC limited liability company, which is wholly owned by Jiade Zhigao.
We are an exempted company with limited liability incorporated in the Cayman Islands with no material operations of our own and are not a Chinese operating company. This corporate structure involves unique risks to investors, as we conduct substantially all of our operations through our PRC subsidiaries. The Ordinary Shares offered in this prospectus are shares of the Cayman Islands exempted company instead of shares of our operating entities in the PRC. Holders of our Ordinary Shares do not directly own any equity interests in our PRC subsidiaries, but will instead own shares of a Cayman Islands exempted company. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in the PRC — Chinese regulatory authorities could disallow our exempted company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”
We are subject to certain legal and operational risks associated with the business operations of our PRC subsidiaries being based in China, which could cause the value of our securities to significantly decline or become worthless. Applicable PRC laws and regulations governing such current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our PRC subsidiaries, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.
new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. As of the date of this prospectus, neither we nor our subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. As confirmed by our PRC counsel, China Commercial Law Firm, we are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures, or if the draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because our PRC subsidiaries are not critical information infrastructure operators (“CIIOs”) or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offering.” As of the date of this prospectus, our PRC counsel, China Commercial Law Firm, has advised us that we are required to obtain permission or approval from the China Securities Regulatory Commission (the “CSRC”) for the listing of our Ordinary Shares on any foreign stock exchange, and our PRC subsidiaries plan to file with the CSRC in connection with this offering and listing. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations — Regulations Relating to Overseas Listings.” Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”), the CSRC, the CAC, or other PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us and our subsidiaries to obtain regulatory approval from Chinese authorities before listing or offering of our securities in the U.S or operating our business. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.
In addition, our Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years, as amended, beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. Our auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, and has been inspected by the PCAOB on a regular basis, with the last inspection in February 2023. The PCAOB currently has access to inspect to the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the Ministry

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.
of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”
As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Ordinary Shares in the future, as an exempted company, we will be dependent on receipt of funds from Jiadezhigao HK, which is dependent on receipt of funds from Shenzhen Kebiao, which will in turn rely on payments made from Kebiao Technology to Jiade Zhigao, and the distribution of such payments from Jiade Zhigao to Shenzhen Kebiao. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash between our Company, our subsidiaries, and our investors, primarily reflected in the following aspects: (i) we are restricted from providing capital or loans to our PRC subsidiaries, which may adversely affect the operations of our PRC subsidiaries; (ii) our PRC subsidiaries may be restricted from paying dividends to us; and (iii) if we are unable to obtain dividends from our PRC subsidiaries, it may adversely impact our dividends distribution to investors. See “Summary of Risk Factors,” “Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Risk Factors — Risks Relating to Doing Business in the PRC — Governmental control of currency conversion may affect the value of your investment and our payment of Dividends.” Further, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of our Company or our subsidiaries to transfer cash or assets. See “Prospectus Summary — Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences,” “Prospectus Summary — Business Overview — Summary of Risk Factors,” and “Risk Factors — Risks Relating to Doing Business in the PRC — To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.” We have established controls and procedures for cash flows within our organization based on internal cash management policies established by our finance department, discussed, considered, and reviewed by the relevant departments in our Company, and approved by our Chairman of the Board of Directors. Specifically, our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plans and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.
reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. As of the date of this prospectus, no cash transfer or transfer of other assets has occurred between our Company and our subsidiaries. See “Prospectus Summary — Asset Transfers Between Our Company and Our Subsidiaries,” “Prospectus Summary — Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences,” and our audited consolidated financial statements for the years ended December 31, 2021 and 2022.
We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 11 of this prospectus for more information.
	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	US$	US$	US$
Underwriter’s discounts(1)	US$	US$	US$
Proceeds to our company before expenses	US$	US$	US$

(1)
Represents underwriting discounts equal to 7% per Ordinary Share. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option for a period of 60 days from the day that the registration statement of which this prospectus forms a part is declared effective by the SEC, to purchase up to 15% of the total number of the Ordinary Shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$796,950, based on an assumed public offering price of US$4.50 per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts and expenses, will be US$11,385,000.
The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars in New York, New York on or about [•], 2023.
Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
WestPark Capital, Inc.
Prospectus dated [•], 2023

i

ABOUT THIS PROSPECTUS
We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.
Neither we nor the underwriters have taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.
Conventions that Apply to this Prospectus
Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•
“adult education institutions” are to training schools, institutions, or other organizations that offer a variety of educational programs or courses specifically tailored to meet the learning needs of individuals who are beyond traditional school age, including programs and courses related to Self-taught Higher Education Examinations (defined below), the National Unified Examination for College Admissions for Adults (defined below), and the Open University of China (defined below).

•
“China” or the “PRC” are to the People’s Republic of China;

•
“Renminbi” or “RMB” are to the legal currency of China;

•
“Self-taught Higher Education Examinations,” “STHEE,” “self-study exams,” or “self-enrollment exams” are to a Chinese education system that allows individuals to study and take exams to earn higher education qualifications without attending formal college or university courses, whereby those who pass the Self-taught Higher Education Examinations are granted qualifications equivalent to those earned through traditional college or university courses, and these qualifications are recognized by the Chinese government and many employers in China;

•
“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Jiade Cayman, par value US$0.01 per share;

•
“The National Unified Examination for College Admissions for Adults” or “NUE” are to a standardized test in China for adults seeking admission to undergraduate programs in universities, where the NUE provides individuals who have not had the opportunity to pursue higher education with a chance to gain admission to universities and pursue further education, and the test covers a range of subjects, including Chinese language, mathematics, and English, and is administered annually by the PRC Ministry of Education (the “MOE”);

•
“The Open University of China” or “OUC” are to a distance education institution in China that provides education to people who are unable to attend traditional universities, where the OUC offers undergraduate and graduate programs, as well as non-degree continuing education courses, by utilizing a variety of media, including television, radio, and the Internet, for program delivery;

•
“the PRC subsidiaries” or “our PRC subsidiaries” are to Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology; and

•
“U.S. dollars,” “US$,” and “dollars” are to the legal currency of the United States.

ii

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.
Our Corporate Structure
We are an exempted company incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to investors. As an exempted company in the Cayman Islands with no material operations of our own, we conduct all of our operations through our operating entities in the PRC. The Ordinary Shares offered in this prospectus are shares of the Cayman Islands exempted company instead of shares of our operating entities in the PRC. Holders of our Ordinary Shares do not directly own any equity interests in our PRC subsidiaries, but will instead own shares of a Cayman Islands exempted company. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in the PRC — Chinese regulatory authorities could disallow our exempted company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”
The following diagram illustrates our corporate structure as of the date of this prospectus and upon the completion of this offering based on a proposed number of 2,200,000 Ordinary Shares being offered, assuming no exercise of the underwriters’ over-allotment option. For more details on our corporate history, please refer to “Corporate History and Structure.”

JD LIYUAN LIMITED(1)
ZHOUZHIRONG LIMITED(2)
JDJDZG LIMITED(3)
JDZTZG LIMITED(4)
WISMASS INTERNATIONAL HOLDINGS LIMITED(5) (BVI)
Public Shareholders
37.85%/34.44%
29.76%/27.08%
4.80%/4.37%
9.44% /8.59%
18.15%/16.51%
0%/9.00%
Pre-IPO%/Post-IPO%
JIADE LIMITED
"Jiade Cayman"
Cayman Islands, 2023
Outside the PRC
Inside the PRC
100%
100%
JIADEZHIGAO LIMITED
"Jiadezhigao HK"
Hong Kong, 2023
99%
WISMASS INTERNATIONAL HOLDINGS LIMITED
"WISMASS HK"
Hong Kong, 2022
Shenzhen Kebiao Technology Co., Ltd.
"Shenzhen Kebiao"(6)
China, 2023
82%
18%
100%
Sichuan Jiade Zhigao Technology Co., Ltd.
"Jiade Zhigao"
China, 2022
100%
Sichuan Kebiao Technology Co., Ltd
"Kebiao Technology"
China, 2020

Notes:
(1)
Represents 8,416,500 Ordinary Shares indirectly held by Yuan Li, the 100% owner of JD LIYUAN LIMITED, as of the date of this prospectus.

(2)
Represents 6,616,500 Ordinary Shares indirectly held by Zhirong Zhou, the 100% owner of ZHOUZHIRONG LIMITED, as of the date of this prospectus.

(3)
Represents 1,067,000 Ordinary Shares held by JDJDZG LIMITED, which is 16.82% owned by Yuan Li and 83.18% owned by 13 other shareholders, as of the date of this prospectus.

(4)
Represents 2,100,000 Ordinary Shares held by JDZTZG LIMITED, which is 79.72% owned by Yuan Li and 20.28% owned by six other shareholders, as of the date of this prospectus.

(5)
Represents 4,035,471 Ordinary Shares held by WISMASS INTERNATIONAL HOLDINGS LIMITED (“WISMASS BVI”), as of the date of this prospectus.

(6)
As of the date of this prospectus, Shenzhen Kebiao is 99% owned by Jiadezhigao HK. The remaining 1% of the company is collectively owned by Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”
We are subject to certain legal and operational risks associated with business operations of our PRC subsidiaries being based in China, which could cause the value of our securities to significantly decline or become worthless. Applicable PRC laws and regulations governing such current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our PRC subsidiaries, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this prospectus, neither we nor our subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. On December 28, 2021, 13 governmental departments of the PRC, including the CAC, issued the Cybersecurity Review Measures, which became effective on February 15, 2022. As confirmed by our PRC counsel, China Commercial Law Firm, we are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures or if the Security Administration Draft is enacted as proposed, because our PRC subsidiaries are not CIIOs or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offering.”
On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. We are required to complete the filing procedures with the CSRC in connection with the offering and listing of our Ordinary Shares pursuant to the Trial Measures. See “Risk Factors — Risks Relating to Doing Business in the PRC — The Opinions and the Trial Measures recently issued by PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, according to our PRC counsel, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing. As of the date of this prospectus, neither we nor our subsidiaries have received any inquiry, notice, warning, or sanctions regarding our overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us and our subsidiaries to obtain regulatory approval from Chinese authorities for listing and offering our securities in the U.S or operating our business. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.
In addition, our Ordinary Shares may be prohibited from trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years, as amended, beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. Our auditor is headquartered in Denver, Colorado, and has been inspected by the PCAOB on a regular basis, with the last inspection in February 2023. The PCAOB currently has access to inspect to the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”
Business Overview
Our Company
Our PRC subsidiaries are companies that specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide spectrum of software platform and auxiliary solutions, to meet the evolving needs of their customers in the rapidly changing adult education industry.
Our PRC subsidiaries’ services are primarily offered through the Kebiao Technology Educational Administration Platform (the “KB Platform”), which facilitates streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and reduce human errors in data management. The KB Platform supports a broad range of functions, such as enrollment consultation, student information collection, enrollment status management, learning progress management, grade inquiry, and graduation management.
As part of the one-stop comprehensive education supporting services, our PRC subsidiaries also provide auxiliary solutions to adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, our PRC subsidiaries offer pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, as well as assistance in the application process. They also provide offline tutoring, exam administration services, and guidance on graduation thesis preparation.
Our PRC subsidiaries place a great premium on technology research and development. As of the date of this prospectus, our PRC subsidiaries have acquired 31 software copyrights since their incorporation in April 2020. In November 2022, Kebiao Technology, one of our PRC subsidiaries, was designated a High and New Technology Enterprise (“HNTE”) (No. GR202251000919) by Sichuan Provincial Department of Science and Technology, Sichuan Provincial Department of Finance, and Sichuan Provincial Tax Bureau of the State Taxation Administration. This certification is awarded to companies that have engaged in continuous research and development and technology commercialization leading to significant independent intellectual property rights within certain high-tech sectors.
Our PRC subsidiaries’ business has experienced rapid growth since their inception. For the years ended December 31, 2021 and 2022, we had total revenue of approximately RMB5,026,000 and RMB10,239,000 (US$1,484,000), respectively. Our net income was approximately RMB395,000 and RMB5,360,000 (US$777,000) for the respective years. Our PRC subsidiaries have had a history of limited cash and sources of working capital. As of December 31, 2021 and 2022, our PRC subsidiaries had cash of approximately RMB6,000 and RMB2,604,000 (US$378,000), respectively, and had working (deficit)/capital of approximately (RMB492,000) and RMB6,589,000 (US$955,000), respectively. As of December 31, 2022, our PRC subsidiaries had provided technological support services to over 16 adult education institutions and had provided support services to approximately 28,000 students.
Competitive Strengths
We believe the following competitive strengths are essential for our PRC subsidiaries’ success and differentiate them from their competitors:
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wide-ranging software platform and auxiliary solutions spanning the whole teaching cycle;

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competitive technological advantages fueled by proprietary software and tech-driven strategies;

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scalable business attributable to a well-established set of processes and standards;

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robust governmental polices that bolstered the fast-growing adult education industry; and

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visionary and experienced management and business teams with strong technical and operational expertise.

Growth Strategies
Our PRC subsidiaries intend to develop their business and strengthen brand loyalty by implementing the following strategies:
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further expand our PRC subsidiaries’ business into new markets with unmet demand;

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expand our PRC subsidiaries’ offerings with a focus on production safety training and vocational skills development;

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continue to invest in technology research and development to develop and update existing and new software systems and expand business and profitability; and

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pursue additional strategic and financially attractive acquisitions.

Corporate Information
Our principal executive offices are located at Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road, Jinjiang District, Chengdu City, Sichuan Province, China, and our phone number is (+86) 400-028-0776. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, Grand Pavilion, Hibiscus Way, 802 West Bay Road, P.O. Box 31119, Grand Cayman, KY1-1205, Cayman Islands, and the phone number of our registered office is [•]. We maintain a corporate website at https://www.sc-kb.cn. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is [•], located at [•].

Summary of Risk Factors
Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”
Risks Relating to Doing Business in the PRC (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in the PRC” beginning on page 14 of this prospectus)
We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

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changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the operating entities’ business and operations (see page 14 of this prospectus);

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uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us (see page 14 of this prospectus);

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you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see page 15 of this prospectus);

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given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares (see page 16 of this prospectus);

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any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. (see page 16 of this prospectus);

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our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties (see page 17 of this prospectus);

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recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering (see page 17 of this prospectus);

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the Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities subject us to additional compliance requirements in the future (see page 18 of this prospectus);

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recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S. (see page 19 of this prospectus);

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To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets (see page 21 of this prospectus);

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increases in labor costs in the PRC may adversely affect the operating entities’ business and profitability (see page 22 of this prospectus);

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PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. (see page 22 of this prospectus);

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PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business (see page 23 of this prospectus);

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fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment (see page 24 of this prospectus);

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under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment (see page 24 of this prospectus);

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Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business (see page 25 of this prospectus);

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governmental control of currency conversion may affect the value of your investment and our payment of dividends (see page 26 of this prospectus);

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there are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Shenzhen Kebiao, and dividends payable by Shenzhen Kebiao to our offshore subsidiaries may not qualify to enjoy certain treaty benefits (see page 26 of this prospectus);

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if we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation (see page 27 of this prospectus);

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the approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering (see page 27 of this prospectus);

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the M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see page 28 of this prospectus); and

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Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless (see page 28 of this prospectus).

Risks Relating to Our Business and Industry (for a more detailed discussion, see “Risk Factors — Risks Relating to Our Business and Industry” beginning on page 29 of this prospectus)
Risks and uncertainties related to our business include, but are not limited to, the following:

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our PRC subsidiaries may be unable to maintain or raise the quality of their software platform and auxiliary solutions (see page 29 of this prospectus);

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our PRC subsidiaries may be unable to adequately respond to students’ expectations and help students achieve their learning objectives (see page 30 of this prospectus);

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our business, financial condition, and results of operations could be materially and adversely affected if our PRC subsidiaries face interruptions associated with their technology platforms (see page 30 of this prospectus);

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our PRC subsidiaries may face disruptions in technology infrastructure (see page 31 of this prospectus);

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our PRC subsidiaries may fail to protect confidential information of their users (see page 31 of this prospectus);

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our PRC subsidiaries may fail to comply with the regulations that govern their business operations (see page 31 of this prospectus);

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our PRC subsidiaries face competition in the market for adult education supporting services, and we expect competition from existing competitors and other companies that may enter the market or introduce new solutions in the future, which could result in pricing pressures and a decline in both our market share and revenue (see page 31 of this prospectus);

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our business, financial condition, and results of operations could be materially and adversely affected if our PRC subsidiaries are unable to enhance existing software platform and auxiliary solutions or develop new systems or platforms in order to keep pace with rapid changes in technology (see page 32 of this prospectus);

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our PRC subsidiaries’ business may rely on a few customers that account for more than 10% of their total revenue, and interruption in their operations may have an adverse effect on our business, financial condition, and results of operations (see page 32 of this prospectus);

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our PRC subsidiaries derive a majority of revenue from a limited number of cities and any event negatively affecting the adult education market in these cities could have a material adverse effect on our business and results of operations (see page 33 of this prospectus);

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if our PRC subsidiaries fail to manage their growth or execute their strategies and future plans effectively, they may not be able to take advantage of market opportunities or meet the demand of their customers (see page 33 of this prospectus);

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our PRC subsidiaries may fail to protect their intellectual property (see page 35 of this prospectus);

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our PRC subsidiaries may be subject to intellectual property infringement disputes from time to time based on their alleged use of third-party intellectual property (see page 35 of this prospectus);

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our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate; (see page 38 of this prospectus); and

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future acquisitions may have an adverse effect on our PRC subsidiaries’ ability to manage their business (see page 38 of this prospectus).

Risks Relating to this Offering and the Trading Market (for a more detailed discussion, see “Risk Factors — Risks Relating to this Offering and the Trading Market” beginning on page 39 of this prospectus)
In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

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there has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all (see page 39 of this prospectus);

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you will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares you purchased (see page 39 of this prospectus);

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if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected (see page 40 of this prospectus);

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we will incur substantial increased costs as a result of being a public company (see page 41 of this prospectus);

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substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline (see page 42 of this prospectus);

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we do not intend to pay dividends for the foreseeable future (see page 42 of this prospectus);

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the market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price (see page 42 of this prospectus); and

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if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 44 of this prospectus).

Permissions or Approval Required from the PRC Authorities for Our Operations and Offering
Our PRC legal counsel, China Commercial Law Firm, has advised us that, in order to operate our business activities as currently conducted in China, each of our PRC subsidiaries is required to obtain a business license from the State Administration for Market Regulation (“SAMR”). We confirm that, as of the date of this prospectus, each of our PRC subsidiaries has obtained a valid business license from the SAMR and no application for any such license has been denied. Furthermore, China Commercial Law Firm has advised us that, as of the date of this prospectus, our PRC subsidiaries are not required to obtain any other approval, licenses, or permits from PRC governmental authorities to conduct their business. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approval, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approval on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Ordinary Shares could depreciate significantly or become worthless.
As of the date of this prospectus, our PRC counsel, China Commercial Law Firm, has advised us that we are required to obtain permission or approval from the CSRC for the listing of our Ordinary Shares on any foreign stock exchange, and our PRC subsidiaries plan to file with the CSRC in connection with this offering and listing. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations — Regulations Relating to Overseas Listings.” On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies” (the “Archive Provisions”) and became effective on March 31, 2023 together with the Trial Measures. One of the major revisions to the Archive Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. On or after March 31, 2023, any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As there are still uncertainties regarding the interpretation and implementation of the Trial Measures and any regulatory guidance related thereto, we cannot assure you that our filing documents in connection with this offering and listing will meet the standards of the CSRC, or that we will be able to comply with any additional regulatory requirements, which may arise from the evolving interpretation of the Opinions, the Trial Measures, or any related implementing rules to be enacted, with respect to our future overseas capital-raising activities. See “Risk Factors — Risks Relating to Doing Business in the PRC — The Opinions and the Trial Measures recently issued by PRC authorities may subject us to additional compliance requirements in the future.” Other than the CSRC review under the Trial Measures, as confirmed by our PRC counsel, China Commercial Law Firm, neither we nor our PRC subsidiaries are required to obtain, or have been denied, any other approval, licenses, or permits from PRC governmental authorities to offer our securities.
The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. As of the date of this prospectus, we have not received any notice from any authorities identifying any of our PRC subsidiaries as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, China Commercial Law Firm, we are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures or if the Security Administration Draft is enacted as proposed, because our PRC subsidiaries are not CIIOs or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Risk Factors — Risks Relating to Doing Business in the PRC — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offering.
Asset Transfers Between Our Company and Our Subsidiaries
As of the date of this prospectus, no cash transfer or transfer of other assets has occurred between our Company and our subsidiaries. We have established controls and procedures for cash flows within our organization based on internal cash management policies established by our finance department, which were discussed, considered, and reviewed by the relevant departments in our Company, and approved by our Chairman of the Board of Directors. Specifically, our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.
Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences
As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. See our audited consolidated financial statements for the years ended December 31, 2021 and 2022 appearing elsewhere in this prospectus. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.
If we determine to pay dividends on any of our Ordinary Shares in the future, as an exempted company, we will be dependent on receipt of funds from our Hong Kong subsidiaries, Jiadezhigao HK and WISMASS HK. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on our ability to transfer cash between our Company, our subsidiaries, and our investors, primarily reflected in the following aspects: (i) we are restricted from providing capital or providing loans to our PRC subsidiaries, which may adversely affect the operations of our PRC subsidiaries; (ii) our PRC subsidiaries may be restricted from paying dividends to us; and (iii) if we are unable to obtain dividends from our PRC subsidiaries, it may adversely impact our dividends distribution to investors. See “Summary of Risk Factors,” “Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” and “Risk Factors — Risks Relating to Doing Business in the PRC — Governmental control of currency conversion may affect the value of your investment and our payment of Dividends.” Further, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of our Company or our subsidiaries to transfer cash or assets. See “— Business Overview — Summary of Risk Factors,” and “Risk Factors — Risks Relating to Doing Business in the PRC — To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.”
Current PRC regulations permit our PRC subsidiaries to pay dividends to Jiadezhigao HK and WISMASS HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its respective registered capital.
The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.
Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Jiadezhigao HK may be considered a non-resident enterprise for tax purposes, so that any dividends Shenzhen Kebiao pays to Jiadezhigao HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration — People’s Republic of China Enterprise Taxation.”
In order for us to pay dividends to our shareholders, we will rely on payments made from Kebiao Technology to Jiade Zhigao as dividends and the distribution of such payments to Shenzhen Kebiao as dividends from Jiade Zhigao, the distribution of such payments to Jiadezhigao HK as dividends from Shenzhen Kebiao, and then the distribution of such payments to our Company as dividends from Jiadezhigao HK. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Shenzhen Kebiao to its immediate holding company, Jiadezhigao HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Jiadezhigao HK intends to apply for the tax resident certificate if and when Shenzhen Kebiao plans to declare and pay dividends to Jiadezhigao HK. See “Risk Factors — Risks Relating to Doing Business in the PRC — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Shenzhen Kebiao, and dividends payable by Shenzhen Kebiao to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”
Implications of Our Being an “Emerging Growth Company”
As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:
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may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

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are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

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are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

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are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

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are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

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are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

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will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.
Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than US$1.235 billion in annual revenue, have more than US$700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than US$1 billion in principal amount of non-convertible debt over a three-year period.
Foreign Private Issuer Status
We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:
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we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

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for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

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we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

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we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

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we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

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we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING
Ordinary Shares offered by us
2,200,000 Ordinary Shares
Price per Ordinary Share
We currently estimate that the initial public offering price will be in the range of US$4.00 to US$5.00 per Ordinary Share.
Ordinary Shares outstanding prior to completion of this offering
22,235,471 Ordinary Shares
Ordinary Shares outstanding immediately after this offering
24,435,471 Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option 24,765,471 Ordinary Shares, assuming full exercise of the underwriters’ over-allotment option.
Listing
We plan to apply to have our Ordinary Shares listed on the Nasdaq. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.
Nasdaq Capital Market symbol
“[•]”
Transfer agent
[•]
Over-allotment option
We have granted to the underwriters an option, exercisable within 60 days from the effective date of the registration statement of which this prospectus forms a part, to purchase up to an aggregate of 330,000 additional Ordinary Shares.
Use of proceeds
We intend to use the proceeds from this offering to expand sales and operation teams and enhance marketing efforts, acquire vocational education and training institutions authorized by the PRC government and establish 8 to 10 examination centers, and invest in technology research and development, and for working capital and other general corporate purposes. See “Use of Proceeds” on page 49 for more information.
Lock-up
All of our directors and officers and our principal shareholders (1% or more shareholders) have agreed with WestPark Capital, Inc., as representative of the several underwriters (the “Representative”), subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six months from the date of this prospectus. See “Underwriting” for more information.
Risk factors
The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 14 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

RISK FACTORS
An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.
Risks Relating to Doing Business in the PRC
Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our PRC subsidiaries’ business and operations.
Substantially all of our PRC subsidiaries’ assets and operations are currently located in China. Accordingly, our PRC subsidiaries’ business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our PRC subsidiaries’ business and operating results, reduce demand for their products, and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our PRC subsidiaries. For example, our PRC subsidiaries’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our PRC subsidiaries’ business and operating results.
Furthermore, our Company, our PRC subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect our PRC subsidiaries’ financial performance and operations. As of the date of this prospectus, neither our Company nor our PRC subsidiaries have received or were denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or our PRC subsidiaries will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.
Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.
The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.
As a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, seven of our eight directors and officers, namely Yuan Li, Li Tan, Xiang Lan, Hangyu Dai, Kunqi Bai, Shuang Qiu, and Yaxuan Yang, reside in the PRC; another director, Shaoping Lu, resides in the United States. All or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.
Given the Chinese government’s significant oversight and discretion over the conduct of our PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in our PRC subsidiaries’ operations and/or the value of our Ordinary Shares.
The Chinese government has significant oversight and discretion over the conduct of our PRC subsidiaries’ business and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in our PRC subsidiaries’ operations and/or the value of our Ordinary Shares.
The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the adult education supporting service industry that could adversely affect our PRC subsidiaries’ business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, our PRC subsidiaries’ may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law, including intellectual property rights and confidentiality protections, in China may also not be as effective as in the United States or other countries. In addition, our PRC subsidiaries cannot predict the effects of future developments in the PRC legal system on their business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.
Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.
The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts for our PRC subsidiaries to ensure their compliance with such regulations or interpretations. As such, our PRC subsidiaries may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.
Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe our Company and our PRC subsidiaries are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on U.S. exchanges as of the date of this prospectus, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.
Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.
Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.
According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Regulations — Regulations Relating to Social Welfare.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.
Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees, and they may be required to make up for the shortfall in the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to housing fund plans, our PRC subsidiaries may be required to pay and/or deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could impose a fine of not less than RMB10,000 nor more than RMB50,000 and file applications to competent courts for compulsory enforcement of payment and deposit. As of December 31, 2022, we estimate that the amount of outstanding social insurance premiums and housing funds was approximately RMB249,000 and the amount of late fees and potential fines was in the range of RMB190,000 and RMB521,000. We have not made accruals for the expected amounts owed, including late fees and fines that may be imposed by the relevant local government authorities in the financial statements. There are a number of policies providing that local governmental authorities shall act carefully to avoid burdensome measures over the small- and medium-size entities. For example, pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises without permission in a centralized manner. Although we have not received any inquiry, notice, warning, or sanctions regarding such late fees or fines, the interpretation and implementation of labor-related laws and regulations are still constantly evolving which may be further amended from time to time. Accordingly, if the relevant PRC authorities determine that our PRC subsidiaries shall make supplemental social insurance and housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.
Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offering.
On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIO that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.
On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.
As of the date of this prospectus, we have not received any notice from any authorities identifying our PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, China Commercial Law firm, neither the operations of our PRC subsidiaries, nor our listing are expected to be affected, and that we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, because our PRC subsidiaries are not CIIOs or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that our PRC subsidiaries will not be subject to cybersecurity review and network data security review in the future. During such reviews, our PRC subsidiaries may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.
The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities subject us to additional compliance requirements in the future.
The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations — Regulations Relating to Overseas Listings”
On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, promulged the Archive Provisions, which became effective on March 31, 2023 together with the Trial Measures. The Archive Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As advised by our PRC counsel, China Commercial Law firm, the documents we have provided or disclosed, or plan to provide or disclose, do not contain any state secrets or working secrets of government agencies. However, there remains uncertainty as to how relevant competent authorities will define “state secrets or working secrets of government agencies.” If they recognize that the documents we have disclosed or provided, or plan to disclose or provide, contain “state secrets or working secrets of government agencies,” we or our PRC subsidiaries may be subject to the approval requirements of the Archive Provisions. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.
The Opinions, the Trial Measures, the revised Provisions, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we our filing documents in connection with this offering and listing will meet the standards of the CSRC, or that we will be able to comply with any additional regulatory requirements, which may arise from the evolving interpretation of the Opinions, the Trial Measures, or any related implementing rules to be enacted, with respect to our future overseas capital-raising activities.
Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.
On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.
On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.
On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years (two consecutive years as amended under the Consolidated Appropriations Act, as discussed below), the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.
On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarified that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also stated that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.
On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.
On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.
On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.
The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our auditor, ZH CPA, LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Denver, Colorado, and has been inspected by the PCAOB on a regular basis, with the last inspection in February 2023. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantially all of our operations are conducted in China. Furthermore, if the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, as amended, will prohibit trading in our securities, and, as a result, an exchange may determine to delist our securities and trading in our securities could be prohibited.
On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.
Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from Kebiao Technology to Jiade Zhigao as dividends and the distribution of such payments to Shenzhen Kebiao or WISMASS HK as dividends from Jiade Zhigao, the distribution of such payments to Jiadezhigao HK as dividends from Shenzhen Kebiao, and then the distribution of such payments to our Company as dividends from Jiadezhigao HK and WISMASS HK. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “— Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”
The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our PRC subsidiaries’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.
As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets.
As a result of the above, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/ Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the competent government to the transfer of cash or assets.
Increases in labor costs in the PRC may adversely affect our PRC subsidiaries’ business and profitability.
China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our PRC subsidiaries’ employees has also increased in recent years. The average monthly wage level of our PRC subsidiaries increased from RMB7,800 in 2021 to RMB7,900 in 2022. For the years ended December 31, 2021 and 2022, our PRC subsidiaries’ employee salaries and benefits were approximately RMB1,314,000 and RMB1,701,000 (US$247,000), respectively, representing a growth rate of approximately 29%. We expect that their labor costs, including wages and employee benefits, will continue to increase. Unless our PRC subsidiaries are able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.
In addition, our PRC subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that our PRC subsidiaries decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations.
As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our PRC subsidiaries’ employment practices do not and will not violate labor-related laws and regulations in China, which may subject our PRC subsidiaries to labor disputes or government investigations. If our PRC subsidiaries are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their business, and, in such case, our financial condition, and results of operations could be materially and adversely affected.
PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.
In addition to SAFE Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

As of the date of this prospectus, our current shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC resident beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.
PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.
We are an exempted company with limited liability incorporated in the Cayman Islands conducting our operations in China through our PRC subsidiaries, to which we can make loans and make additional capital contributions. Most of these loans or contributions are subject to PRC regulations and approvals or registration. For example, any loans to Shenzhen Kebiao, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Furthermore, loans made by us to Shenzhen Kebiao to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Shenzhen Kebiao up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Shenzhen Kebiao, or (ii) twice the amount of the net assets of Shenzhen Kebiao calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing (the “PBOC Circular 9”), subsequently amended to 250% of the net asset of Shenzhen Kebiao calculated in accordance with the Circular on Foreign Exchange Adjusting Parameters of Full-coverage Macro-prudent Management of Cross-border Financing (the “Circular 64”). Moreover, any medium or long-term loan to be provided by us to Shenzhen Kebiao or other domestic PRC entities must also be filed and registered with the National Development and Reform Commission (the “NDRC”). We may also decide to finance Shenzhen Kebiao by means of capital contributions. These capital contributions are subject to registration with the SAMR or its local branch, reporting of foreign investment information with the Ministry of Commerce of the PRC (the “MOFCOM”), or registration with other governmental authorities in China.
On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to Shenzhen Kebiao, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,”

which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital if (i) such investments do not violate the prevailing Special Administrative Measures for Access of Foreign Investments (Edition 2022), or the “Negative List,” and (ii) the domestic investment projects are authentic and are in compliance with relevant regulations. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions to Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology. As a result, uncertainties exist as to our ability to provide prompt financial support to Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our PRC subsidiaries’ business, including their liquidity and their ability to fund and expand their business.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The value of the RMB, which is the currency of the PRC, against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
Our business is conducted in the PRC through our PRC subsidiaries, and their books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are partly presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC subsidiaries’ business.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.
If the PRC tax authorities determine that the actual management body of Jiade Cayman is within the territory of China, Jiade Cayman may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, Jiade Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.
Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.
We are an exempted company with limited liability incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
Governmental control of currency conversion may affect the value of your investment and our payment of dividends.
The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in RMB. Under our current corporate structure, Jiade Cayman may indirectly rely on dividend payments from Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.
There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Shenzhen Kebiao, and dividends payable by Shenzhen Kebiao to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.
However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiaries are owned by Jiadezhigao HK and WISMASS HK, our Hong Kong subsidiaries. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our Shenzhen Kebiao to Jiadezhigao HK, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.
U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.
The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas SPV formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by an SPV seeking the CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.
On December 18, 2008, the Foreign Investment Department of the Ministry of Commerce promulgated the Guidelines for the Administration of Foreign Investment Access (2008 Edition), or the Guidelines, which became effective on December 18, 2008. The Guidelines stipulate that the transfer of equity from established foreign-invested enterprises from Chinese parties to foreign parties does not refer to the M&A Rules, regardless of whether there is a related relationship between the Chinese and foreign parties nor whether the foreign parties are existing shareholders or new investors, and the domestic enterprises as the target company of the merger only includes domestic enterprises.
Our PRC legal counsel, China Commercial Law Firm, has advised us, based on their understanding of the current PRC law, rules, and regulations that neither we nor our subsidiaries are required to submit such approval application to the CSRC under the M&A Rules, because we acquired the controlling equity interests in domestic operating subsidiaries through the acquisition of Jiade Zhigao, which is a foreign-invested enterprise .
Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we have. If it is determined that the CSRC approval is required for our offerings in the U.S., we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for our offerings in the U.S. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our offerings in the U.S. into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings in the U.S. before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.
The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our PRC subsidiaries’ business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our PRC subsidiaries’ business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our PRC subsidiaries’ ability to expand their business or maintain or expand their market share through future acquisitions would as such be materially and adversely affected.
Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
We indirectly hold the equity of our PRC subsidiaries through Jiadezhigao HK and WISMASS HK, and thus our PRC subsidiaries are directly or indirectly foreign-invested enterprises. Although the PRC government has increasingly open attitude towards absorbing foreign investment in general, it still implements the Negative List, which restricts or prohibits overseas enterprises from holding the equity of Chinese companies whose operations are included in the Negative List. As the boundaries stipulated in the Negative List are relatively vague, they are subject to further determination and clarification by the Chinese government. As of the date of this prospectus, the business operated by our PRC subsidiaries has not been included in the Negative List, but we cannot fully guarantee that the Chinese government will not make a different interpretation, so as to disallow our holding corporate structure. Moreover, the Chinese government revises the Negative List from time to time; although the scope of the Negative List is narrowing as a whole, it remains uncertain whether our existing business or future business will be included in future revisions. If the business of our PRC subsidiaries is deemed as a restricted or prohibited business based on the

Negative List, our existing corporate structure may be considered illegal and required to be restructured by the Chinese government, which may adversely affect our operations and the value of the securities we are registering for sale.
On July 4, 2014, SAFE issued the SAFE Circular 37, which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this prospectus, our current shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. If any of our shareholders who is a PRC resident, as determined by SAFE Circular 37, fails to fulfill the required foreign exchange registration, it will be deemed illegal for such shareholder to directly or indirectly hold our equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholder to own our equity, our PRC subsidiaries may be prohibited from distributing dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries, which may adversely affect our operations and our values of the securities we are registering for sale.
Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or our PRC subsidiaries with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, resulting in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless.
Risks Relating to Our Businesses and Industry
Our PRC subsidiaries may be unable to maintain or raise the quality of their software platform and auxiliary solutions.
Our PRC subsidiaries provide one-stop comprehensive education supporting services to adult education institutions, through a wide range of software platform and auxiliary solutions. As of the date of this prospectus, our PRC subsidiaries’ services are primarily offered through their self-developed KB Platform, which facilitates streamlined information and data management throughout the teaching cycle of adult education services. Our PRC subsidiaries also expect to promote and utilize their other self-developed software systems among their current and future customers, along with the KB Platform. Our PRC subsidiaries’ ability to retain existing customers and attract new customers depends on the consistency and quality of their software platform and auxiliary solutions. If our PRC subsidiaries are unable to maintain or raise the quality of their software platform and auxiliary offerings, hire or train qualified technical support personnel, gather or allocate sufficient technical support resources, or respond quickly to accommodate the increases in demand for product functionality, customer services, and technical support, it could adversely affect our business, results of operations, and financial condition.

Our PRC subsidiaries may be unable to adequately respond to students’ expectations and help students achieve their learning objectives.
Our PRC subsidiaries generate revenue from providing one-stop comprehensive education supporting services to adult education institutions, and they receive service fees primarily based on the number of students serviced and the types of services they provide. Our PRC subsidiaries are responsible for maintaining the software systems provided by them and ensuring their reliability and functionality, including timely addressing any technical issues, raised by customers or their students, related to various aspects, such as live streaming, video replay, and document downloads. As such, the success of our PRC subsidiaries’ business largely depends on their ability to respond to students’ expectations and help students achieve their learning objectives. The adult education supporting service industry is characterized by rapid changes in the students’ requirements and preferences, frequent introductions of new technologies, and the emergence of new standards and practices for standardized tests. Our PRC subsidiaries may be unable to (i) respond to changes in the students’ requirements and preferences in a cost-effective and timely way; (ii) identify, develop, or acquire leading technologies useful to their business; or (iii) adapt to emerging standards and practices for standardized tests. If our PRC subsidiaries fail to adequately respond to students’ expectations or help students achieve their learning objectives, it may lead to reduced student engagement or increased challenges in attracting prospective customers, which in turn may materially and adversely affect our business, financial condition, and results of operations.
Our business, financial condition, and results of operations could be materially and adversely affected if our PRC subsidiaries face interruptions associated with their technology platforms.
The successful development and maintenance of our PRC subsidiaries’ systems, software, applications, and other platforms are crucial to the attractiveness of our PRC subsidiaries’ services to their customers. In order to achieve our PRC subsidiaries’ strategic objectives and remain competitive, our PRC subsidiaries must continue to develop and enhance their technology. However, our PRC subsidiaries’ efforts may prove to be unsuccessful. Our PRC subsidiaries’ software, systems, platforms, or applications may become inaccessible in the event of system errors, significant traffic increases, power outages, disruption or failure in the national backbone network, or damage from fire, flood, power loss, or telecommunications failure. In addition, our PRC subsidiaries’ technology platforms upon which the management systems and online programs operate, and our PRC subsidiaries’ other databases, products, systems, and source codes, could contain undetected errors or “bugs” that could adversely affect their performance. Our PRC subsidiaries’ computer networks may also be vulnerable to unauthorized access, hacking, computer viruses, and other security breaches. A user who circumvents our PRC subsidiaries’ security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Moreover, our PRC subsidiaries may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. We have taken several measures to assess, identify, and manage material risks from cybersecurity threats. Specifically, the information technology (“IT”) department of Kebiao Technology, one of our PRC subsidiaries, is responsible for the daily operation and maintenance of network equipment and infrastructure. The IT department identifies and responds to risk incidents based on the technical standards and workflows established by the department. Additionally, if the IT department cannot make independent decisions regarding a risk incident, it will report the incident to our board of directors for discussion and resolution. Both the IT department and the general administrative department of Kebiao Technology are responsible for overseeing, managing, and documenting data acquired during routine software operations. While the IT department is in charge of maintaining and managing basic data logs and reports related to the daily operation of the software network system, as well as the storage of personal information of students, the general administrative department is responsible for overall record management, particularly concerning the storage and management of documents related to corporate strategic development, production and operation, corporate management, and company secrets, if applicable.
As of the date of this prospectus, our PRC subsidiaries’ technology has not encountered any material error or technical issue that could have adversely affected or disrupted our PRC subsidiaries’ operations. However, any network interruption or inadequacy in the future that causes interruptions in the availability of our PRC subsidiaries’ software, systems, applications, or other platforms could reduce customer satisfaction. If sustained or repeated, these performance issues could reduce the attractiveness of our PRC subsidiaries’ service offerings to their customers, which in turn may materially and adversely affect our business, financial condition, and results of operations.
Our PRC subsidiaries may face disruptions in technology infrastructure.
The business of our PRC subsidiaries relies on the uninterrupted functioning of their technology infrastructure. For example, our PRC subsidiaries maintain a server in Beijing, which form the backbone of their operations, facilitating the storage, processing, and delivery of data and information. Any disruption or failure of the server could result in a significant impact on the availability and performance of their software platform and service offerings, potentially affecting their reputation and financial performance. The implementation, support, development, and upgrades of our PRC subsidiaries’ technology infrastructure may incur significant costs. In addition, such technology infrastructure is potentially vulnerable to damages or interruptions as a result of a variety of events beyond control, such as natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, malicious cyberattacks, criminal acts, and similar events. See “— Our business, financial condition, and results of operations could be materially and adversely affected if our PRC subsidiaries face interruptions associated with their technology platforms.” These and other events may lead to the disruption of our PRC subsidiaries’ technology infrastructure, the interruption of online course delivery, and the unavailability of our PRC subsidiaries’ tools and services. Any material interruption or failure in the technology infrastructure could cause disruptions in business operations and may require a significant investment to update, remediate or replace with alternatives, which may have a material adverse effect on our business, financial condition, and results of operations.
Our PRC subsidiaries may fail to protect confidential information of their users.
Our PRC subsidiaries’ business involves the collection, storage, processing, and transmission of significant amounts of data. Our PRC subsidiaries’ encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. Any failure or perceived failure by our PRC subsidiaries to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, could reduce customer satisfaction, harm our PRC subsidiaries’ reputation, expose our PRC subsidiaries to legal claims and liabilities, increase their risk of regulatory scrutiny, and result in the imposition of material penalties and fines under applicable laws or regulations.
Our PRC subsidiaries may fail to comply with the regulations that govern their business operations.
Our PRC subsidiaries are required under PRC laws and regulations to obtain and maintain permits and licenses to conduct their business, including Business licenses. Our PRC subsidiaries are also subject to certain supervision from the PRC government authorities, such as the SAMR. The PRC regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting our PRC subsidiaries’ operations. Moreover, these regulatory authorities possess significant powers to enforce applicable regulatory requirements in case of non-compliance by our PRC subsidiaries, including the imposition of fines, sanctions, or the revocation of licenses or permits to operate our PRC subsidiaries’ business. As of the date of this prospectus, our PRC subsidiaries have maintained all the permits, approval, licenses, or other qualifications required for their operations and have not been subject to any review, investigation, fine, or penalty from any PRC regulatory authority. However, there can be no assurance that our PRC subsidiaries will not face administrative fines or penalties concerning their operations in the future, which, if imposed, may materially and adversely affect our business, financial condition, and results of operations.
Our PRC subsidiaries face competition in the market for adult education supporting services, and we expect competition from existing competitors and other companies that may enter the market or introduce new solutions in the future, which could result in pricing pressures and a decline in both our market share and revenue.
The adult education supporting service industry in the PRC is competitive and rapidly evolving, with new companies increasingly joining the competition in recent years. We compete with other companies that offer software and technical support services to adult education institutions. Competition may result in pricing pressures, declining revenue and profitability, or a loss of market share. Our PRC subsidiaries face competitors who are constantly seeking appealing ideas and introducing competitive products and services. Many of the existing competitors may have strong competitive advantages, including longer operating histories, larger and broader customer bases, lower operating costs, more established relationships with a broader set of suppliers and customers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources than our PRC subsidiaries do. In addition, new companies may enter the market with innovative business models or more appealing service offerings, and disrupt the competitive landscape, making it even more challenging for us to maintain our market position. We may lose customers if our PRC subsidiaries fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that our PRC subsidiaries’ strategies will remain competitive or successful in the future. Increasing competition may result in pricing pressures and loss of our PRC subsidiaries’ market share, either of which could have a material adverse effect on our financial condition and results of operation.
Our business, financial condition, and results of operations could be materially and adversely affected if our PRC subsidiaries are unable to enhance existing software platform and auxiliary solutions or develop new systems or platforms in order to keep pace with rapid changes in technology.
Since April 2020, our PRC subsidiaries have successfully developed and acquired software copyrights for 31 software systems or platforms, including the KB Platform, the Enrollment Information Automation Management System, the Backend Management System for Academic Administration, and the Education Service Management System. However, the adult education supporting service industry is subject to rapid technological changes, evolving industry standards, and new product and service introductions, which may render our PRC subsidiaries’ technologies insufficient or obsolete. There can be no assurance that our PRC subsidiaries will be able to anticipate technological developments, develop new enhancements for existing software platforms and services, improve existing functionality to meet rapidly evolving demands, or offer new software, systems, applications, and related services that garner market acceptance. New software products and services require significant upfront investments and there can be no assurance that our PRC subsidiaries will be able to recover such investments in new products and services. If our PRC subsidiaries fail to adapt to the rapidly changing technologies or develop suitable products and services to meet the evolving requirements, it may materially and adversely affect our business, financial condition, and results of operations.
Our PRC subsidiaries’ business may rely on a few customers that account for more than 10% of their total revenue, and interruption in their operations may have an adverse effect on our business, financial condition, and results of operations.
During the years ended December 31, 2021 and 2022, our PRC subsidiaries derived most of their revenue from a few adult education institution customers. Specifically, for the year ended December 31, 2021, the top three customers of our PRC subsidiaries, Sichuan Yuying Yiyang Technology Vocational School, Shenzhen Jiawen Management Consulting Co., Ltd., and Chengdu Jijia Vocational Skills Training School, accounted for 59%, 19%, and 11% of our total revenue, respectively. During the year ended December 31, 2022, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Shenzhen Jiawen Management Consulting Co., Ltd., accounted for 50%, 19%, and 8% of our total revenue, respectively. Pursuant to a typical service agreement entered into between Kebiao Technology, one of our PRC subsidiaries, and a major customer, Kebiao Technology is required to (i) provide a range of auxiliary solutions to the customer’s students, including enrollment, question and answer (“Q&A”) support, and tutoring services related to their courses and studies, (ii) timely respond to any question and request raised by the customer’s students regarding the enrollment, courses, and examinations; (iii) maintain the software platforms provided by Kebiao Technology and ensure their reliability and functionality, including timely responding to various technical issues raised by the customer’s students regarding live streaming, video replay, and document downloads; and (iv) keep and handle with care all information, data, and materials provided by the customer, and are prohibited from using such information outside the scope of the service agreement or disclose it to any third party. Pursuant to the service agreement, the customer is required to pay service fees, within three months after settlement confirmation by both parties, based on the actual number of students served and the type of services provided. The service agreement typically has a term of one year and may be terminated by Kebiao Technology if the customer fails to make payments or a bankruptcy, liquidation, or other similar procedure occurs with respect to the customer, or by the customer if Kebiao Technology fails to the provide the services specified by the agreement and does not rectify the issues after receiving written notice from the customer, or fails to maintain the confidentiality of the customer’s information. See “Business — Customers.”
We believe that, in the foreseeable future, our PRC subsidiaries will continue to derive a significant portion of their revenue from a limited number of major customers. If one or more of such major customers fail to make payments, do not honor their contractual commitments, or experience a downturn in their business, our revenue and results of operations may be materially and adversely affected. Our PRC subsidiaries may lose a major customer due to a variety of factors, including their capacity to deliver reliable and stable software platforms, the quality of their customer service, as well as their competitiveness in pricing strategies. Even though our PRC subsidiaries have a strong record of performance, we cannot guarantee that they will continue to maintain their business cooperation with these major customers at the same level, or at all. If any significant customer terminates its relationship with our PRC subsidiaries, we cannot assure you that our PRC subsidiaries will be able to secure an alternative arrangement with a comparable customer in a timely manner, or at all. Losing one or more of these major customers could adversely affect our revenue and profitability.
Our PRC subsidiaries derive a majority of revenue from a limited number of cities and any event negatively affecting the adult education market in these cities could have a material adverse effect on our business and results of operations.
For the years ended December 31, 2021 and 2022, our PRC subsidiaries derived approximately 80.2% and 91.7% of the total revenue from Sichuan Province, respectively, while 77.5% and 90.7% was derived specifically from Chengdu City, respectively. These cities are expected to continue to be important sources of our PRC subsidiaries’ revenue. If any of these cities experience any event that would negatively affect the adult education market, including (i) the occurrence of a significant economic downturn, natural calamities, or a widespread outbreak of contagious diseases, (ii) the implementation of regulations by local governments that affect the adult education market and impose additional restrictions on our PRC subsidiaries, and (iii) intensified competition due to increasing numbers of companies offering similar software and technology services in these cities, our business and results of operations may be materially and adversely affected.
If our PRC subsidiaries fail to manage their growth or execute their strategies and future plans effectively, they may not be able to take advantage of market opportunities or meet the demand of their customers.
Our PRC subsidiaries’ business has grown substantially since their inception, and they expect to continue to grow in terms of the scale and diversity of operations. For example, our PRC subsidiaries endeavor to further diversify their product and service offerings to include production safety training and related examination services, by developing software for production safety training and relevant exams, providing training and examination support services, and venturing into the vocational skills training and examination market. These endeavors increase the complexity of their operations and may cause strain on their managerial, operational, and financial resources. Our PRC subsidiaries must continue to hire, train, and effectively manage new employees. In the event that their new hires fail to perform as expected, or if our PRC subsidiaries fail to hire, train, manage, and integrate new employees, their business, financial condition, and results of operations may be materially adversely affected. Their expansion will also require them to maintain consistency in the quality of their existing adult education supporting services so that their reputation is not damaged by any deviations in quality, whether actual or perceived.
Our PRC subsidiaries’ future results of operations also depend largely on their ability to execute their future plans successfully. In particular, their continued growth may subject them to the following additional challenges and constraints:
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our PRC subsidiaries face challenges in ensuring the productivity of a large employee base and recruiting, training, and retaining highly skilled personnel, including areas of sales and marketing and information technology for their growing operations;

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our PRC subsidiaries face challenges in responding to evolving industry standards and government regulations that impact their business and the adult education supporting service industry in general;

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technological or operational challenges may arise from the expansion of business operations;

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the execution of their future plans will be subject to the availability of funds to support the relevant capital investment and expenditures; and

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the successful execution of our PRC subsidiaries’ strategies is subject to factors beyond their control, such as general market conditions, and economic and political developments in China and globally.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that our PRC subsidiaries will be able to effectively manage their growth or implement their strategies successfully. There is no assurance that the investment to be made by our PRC subsidiaries as contemplated under their future plans will be successful and generate the expected return. If our PRC subsidiaries are not able to manage their growth or execute their strategies effectively, or at all, their business, results of operations, and prospects may be materially and adversely affected.
Our PRC subsidiaries have a limited source of working capital and may need substantial additional financing. If we do not obtain substantial additional financing, our ability to execute our business plan as outlined in this prospectus will be impaired.
Our PRC subsidiaries currently have limited cash and working capital. As of December 31, 2021 and 2022, our PRC subsidiaries had cash of approximately RMB6,000 and RMB2,604,000 (US$378,000), respectively, and had working (deficit)/capital of approximately (RMB492,000) and RMB6,589,000 (US$955,000), respectively. We reported cash provided by operating activities of approximately RMB1,199,000 and RMB495,000 (US$72,000) for the years ended December 31, 2021 and 2022, respectively. Given our PRC subsidiaries’ history of limited sources of working capital, they may need substantial additional financing, including bank borrowing and advances from shareholders. However, there is no assurance that our PRC subsidiaries will obtain financing on acceptable terms in a timely manner, or at all. In the event they are unable to obtain additional financing, our PRC subsidiaries may have to significantly limit, or even terminate, their primary operations, or delay, reduce, or eliminate certain of their planned operations (including expanding our PRC subsidiaries’ business into new markets and diversifying their product and service offerings to include production safety training and related examination services), resulting in a complete loss of investment for our stockholders. Our PRC subsidiaries’ inability to obtain financing on acceptable terms when needed may have a material adverse effect on our business, results of operations, financial condition, and prospects.
Our PRC subsidiaries’ brand image and reputations may be adversely impacted by the misuse of our PRC subsidiaries’ platforms.
Our PRC subsidiaries’ current or future service offering may include software platforms, systems, and applications that facilitate communication between the teaching staff and students. Because our PRC subsidiaries do not have full control over how the teaching staff and students will use these platforms, systems, and applications to communicate, our PRC subsidiaries’ platforms, systems, and applications may from time to time be misused to engage in immoral, disrespectful, fraudulent or illegal activities, such as intentionally failing to comply with government regulations and improper disclosure of sensitive or classified information. Although our PRC subsidiaries are not aware of any material incidents on their platforms and such incidents have not been covered by media reports or Internet forums, any such exposure or coverage could generate negative publicity about our PRC subsidiaries’ brands and platforms. There is no guarantee that the control procedures implemented, or to be implemented, by our PRC subsidiaries will prove sufficient to prevent all such content or activities from being posted or carried out. Moreover, because our PRC subsidiaries have limited control over the real-time and offline behavior of the students and teaching staff, to the extent such behavior is associated with our PRC subsidiaries’ software platforms, systems, or applications, our PRC subsidiaries’ ability to protect their brand image and reputation may be limited. Our PRC subsidiaries’ business and the public perception of their brands may be materially and adversely affected by the misuse of their platforms. In addition, in the event that any students or teaching staff of the customers of our PRC subsidiaries experience or claim to have experienced financial, emotional, or other types of harm resulting from commutation or interaction initiated on our PRC subsidiaries’ platforms, our PRC subsidiaries may face civil lawsuits or other liabilities initiated by the affected student or teaching staff, or governmental or regulatory actions against our PRC subsidiaries.

Our PRC subsidiaries may be the subject of detrimental conducts by third parties, which could have a negative impact on their reputation.
Our PRC subsidiaries may be the target of anti-competitive, harassing, or other detrimental conduct by third parties including their competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our PRC subsidiaries’ operations, accounting, business relationships, business prospects, and business ethics. Additionally, anyone may post false allegations online against our PRC subsidiaries on an anonymous basis. Our PRC subsidiaries may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there can be no assurance that each of the allegations will be refuted conclusively within a reasonable period of time, or at all. Our business may also be materially negatively affected as a result of such public dissemination of anonymous allegations or malicious statements.
Any negative publicity about our PRC subsidiaries, their services, and their management may materially and adversely affect their reputation and business.
Our PRC subsidiaries may from time to time receive negative publicity about them, or their management or business. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. Our PRC subsidiaries may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend themselves against such third-party conduct, and our PRC subsidiaries may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to their reputation can also arise for other reasons, including misconduct of their employees or any third-party business partners with whom they conduct business. Our PRC subsidiaries may be materially and adversely affected as a result of any negative publicity, which in turn may cause them to lose market share, marketing customers, industry partners, and other business partnerships.
Our PRC subsidiaries may fail to protect their intellectual property.
Our PRC subsidiaries consider their copyrights, trademarks, trade names, domain names, and other intellectual property rights invaluable to their ability to continue to develop and enhance their brand recognition. In particular, as of the date of this prospectus, our PRC subsidiaries have already acquired 31 software copyrights since their incorporation in April 2020. See “Business — Technology.” Our PRC subsidiaries rely on a combination of copyright, trademark, and trade secret laws to protect their intellectual property rights. Nevertheless, the measures our PRC subsidiaries take to protect their intellectual property rights may be inadequate to prevent improper or unauthorized uses. The improper or unauthorized uses of our PRC subsidiaries’ intellectual property rights may decrease the brand value and cause a decline in sales. Our PRC subsidiaries could, even if by omission, fail to renew an intellectual property right in a timely manner, or third parties may challenge, and succeed in obtaining the invalidation of, any existing or future intellectual property issued to, or licensed to our PRC subsidiaries. Monitoring and preventing the improper or unauthorized uses of intellectual property rights requires significant effort, and could result in substantial costs and diversion of our PRC subsidiaries’ management’s attention and resources. There can be no assurance that the steps that have been, or will be, taken to protect intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate our PRC subsidiaries’ proprietary rights. Failure to adequately protect our PRC subsidiaries’ intellectual property could materially and adversely affect our business, financial condition, and results of operations.
Litigation may also be necessary to defend against claims of infringement or invalidity by others as our PRC subsidiaries actively pursue innovation and enhance the value of their intellectual property portfolio. An adverse outcome in litigation or any similar proceedings could adversely affect our business, financial condition, and results of operation. In addition, the diversion of management’s attention and resources while addressing any intellectual property litigation claim, regardless of whether the claim is valid, could significantly affect our business, financial condition, and results of operation.
Our PRC subsidiaries may be subject to intellectual property infringement disputes from time to time based on their alleged use of third-party intellectual property.
There can be no assurance that the software, technology systems, platforms, applications or other intellectual property developed or utilized by our PRC subsidiaries do not or will not infringe upon valid intellectual property rights held by third parties. Our PRC subsidiaries may encounter disputes from time to time over rights and obligations concerning intellectual property rights held by third parties, and our PRC subsidiaries may not prevail in those disputes. There could also be existing intellectual property of which we are not aware that our products and services may inadvertently infringe. There can be no assurance that our PRC subsidiaries’ personnel or other affiliates will not use third-party copyrighted materials or intellectual property without proper authorization, on our PRC subsidiaries’ websites, platforms, or applications, and users may also post unauthorized third-party content on our PRC subsidiaries’ platforms, systems, or applications without authorization. As a result, our PRC subsidiaries may incur liability for unauthorized duplication or distribution of the materials posted. As of the date of this prospectus, our PRC subsidiaries have not been involved in claims against them alleging infringement of third-party intellectual property rights. However, our PRC subsidiaries may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm our PRC subsidiaries’ reputation, divert their management attention and resources, and subject them to substantial financial harm. As a result, our business and financial performance may be materially and adversely affected.
Our PRC subsidiaries may face increased labor costs, inability to retain suitable employees, or unfavorable labor relations.
Our PRC subsidiaries devote significant resources to recruiting and training employees. Their ability to manage and control labor costs is subject to numerous external factors beyond control, including market pressures with respect to prevailing wage rates, unemployment levels, health and insurance expenses, as well as the impact of wage and employee benefits legislation and regulations. Any changes in these external factors could significantly increase labor costs, which would reduce our PRC subsidiaries’ net income and cash flows.
Our PRC subsidiaries aim to motivate and retain qualified employees. If the employees are unsatisfied with what our PRC subsidiaries offer, such as remuneration packages or working environment, our PRC subsidiaries may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. If such an event, our PRC subsidiaries may need to expend additional resources to retain or replace suitable employees.
As of the date of this prospectus, our PRC subsidiaries have not been subject to any employment-related claims. However, from time to time, our PRC subsidiaries may be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefits issues. Such actions, if brought against our PRC subsidiaries and successful in whole or in part, may materially and adversely affect our business, financial condition, and results of operations.
If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.
Our success depends, to a large extent, on the efforts of our key personnel, including Yuan Li, our founder and Chief Executive Officer, our other executive officers, senior management, and other key employees who have valuable experience, knowledge, and connections in the adult education supporting service industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact our financial condition, operating results, and business prospects.
Our PRC subsidiaries face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt their operations.
Our PRC subsidiaries’ business may be negatively impacted by the fear of, exposure to, or actual effects of, a disease outbreak, epidemic, pandemic, or similar widespread public health concern, including travel restrictions or recommendations or mandates from governmental authorities as a result of the COVID-19 pandemic, the threat of the virus, or the emergence of any variants. These impacts include, but are not limited to, (i) significant reductions in demand or significant volatility in demand for our PRC subsidiaries’ one-stop comprehensive education supporting services, (ii) failure of third parties on which our PRC subsidiaries rely, which may include suppliers and external business partners, (iii) periods of disruption that limit the ability to access the financial markets or which increase the cost of liquidity, and (iv) significant changes in the political conditions in regions in which our PRC subsidiaries operate.
During the years ended December 31, 2021 and 2022, our PRC subsidiaries’ business was moderately impacted by the COVID-19 pandemic. For example, the COVID-19 pandemic caused an economic downturn in the PRC, prompting adult education institutions to curtail their budgets for information technology related services, including those from our PRC subsidiaries. Furthermore, the preventive measures implemented by the PRC government discouraged many prospective students from enrolling in adult education institutions, due to the risk of not being able to attend classes. The reduced demand for adult education services, in turn, adversely affect our PRC subsidiaries’ business, as their service fees depend largely on the number of students served. Additionally, the impact of the COVID-19 pandemic on logistics and supply chains also posed challenges for the daily operations of our PRC subsidiaries. Overall, the combination of budgetary constraints among customers, reduced demand for adult education training and examinations, and disrupted logistics, moderately affected our PRC subsidiaries’ business, financial condition, and results of operations. As a result of the combined effect of the foregoing, the demand for our PRC subsidiaries’ auxiliary services, such as in-person courses, decreased, resulting in a decrease in the average service price per student from RMB811 for the year ended December 31, 2021 to RMB364 for the year ended December 31, 2022. Nevertheless, the COVID-19 pandemic had a less significant impact on the overall number of students served, which is less dependent on offline activities. The number of students served increased from 6,200 for the year ended December 31, 2021 to 28,122 for the year ended December 31, 2022, mainly due to the increased enrollment scale of each adult education institution. As a result, our total revenue increased by approximately RMB5,213,000, or 103.7%, from approximately RMB5,026,000 for the year ended December 31, 2021 to approximately RMB10,239,000 (US$1,484,000) for the year ended December 31, 2022. Since the end of 2022, the Chinese government has eased the COVID-19 restrictions. As a result, our PRC subsidiaries gradually recovered from the negative impact of the COVID-19 pandemic on their results of operations. However, the emergence of regional recurrences of the COVID-19 pandemic and the corresponding restrictive measures are beyond our control. The extent to which the COVID-19 pandemic, or similar natural disasters and health epidemics and outbreaks, may impact our PRC subsidiaries will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such outbreak, the effectiveness of mitigation strategies, and third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — COVID-19 Affecting Our Results of Operations.”
Uncertain economic or social conditions may adversely impact our PRC subsidiaries’ business.
Our PRC subsidiaries’ business could be negatively impacted by reduced demand for their one-stop comprehensive education supporting services related to one or more significant local, regional, or global economic or social disruptions. These disruptions may include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; tighter credit markets for our PRC subsidiaries’ suppliers, vendors, or customers; a significant shift in government policies; significant social unrest; or the deterioration of economic relations between countries or regions. Additionally, these and other economic conditions may cause our PRC subsidiaries’ suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide our PRC subsidiaries with the needed materials and services, in which case our business and results of operations could be adversely affected.
Fluctuations in interest rates could negatively affect our reported results of operations.
Our business and financial performance could be negatively impacted by the fluctuations in interest rates. Elevated interest rates may result in increased borrowing costs, potentially diminishing our PRC subsidiaries’ profitability. For example, as a result of the current interest rate environment, we observed an increase in borrowing costs in the PRC from 2020 to 2022. Such increasing borrowing costs had a direct impact on our operational expenses and, if sustained, may have the potential to reduce our overall profitability. While we strive to maintain competitive pricing for our PRC subsidiaries’ one-stop comprehensive adult education supporting services, an increase in interest rates may necessitate price adjustments. However, the competitive landscape within our industry may limit our ability to pass on these increased costs to customers. Our customers, primarily educational institutions and organizations, often operate within budget constraints, and any price increases may result in reduced demand or a shift towards more cost-effective alternatives. As of the date of this prospectus, interest rates have historically shown fluctuations, and we anticipate continuing rate increases in the near future. While our PRC subsidiaries actively manage interest rate risks through various financial strategies, such as diversifying their debt portfolio and closely monitoring market trends, there is no guarantee that these measures will fully mitigate the potential adverse effects of interest rate fluctuations. If our PRC subsidiaries are unable to do so, our financial condition and profitability could also be materially and adversely affected.
Our PRC subsidiaries may be involved in legal and other disputes and claims arising out of their operations.
Our PRC subsidiaries may, from time to time, be involved in disputes with and subject to claims by users, customers, and students, or other parties involved in their business. There can be no assurance that when legal actions arise in the ordinary course of our PRC subsidiaries’ business, any of the legal actions will be resolved in their favor. Our PRC subsidiaries are subject to uncertainties as to the outcome of such legal proceedings and our PRC subsidiaries’ business operations may be disrupted. Legal or other proceedings involving our PRC subsidiaries may, among others, result in our PRC subsidiaries incurring significant costs, divert management’s attention and other resources, negatively affect our PRC subsidiaries’ operations, cause negative publicity against our PRC subsidiaries, or damage their reputation, regardless of whether they are successful in defending such claims or proceedings. As a result, our business, financial condition, and results of operations may be materially and adversely affected.
Our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate.
During the years ended December 31, 2021 and 2022, our revenue was approximately RMB5,026,000 and RMB10,239,000 (US$1,484,000) respectively, representing a growth rate of approximately 104%. For the same years, our net income was approximately RMB395,000 and RMB5,360,000 (US$777,000), respectively, representing a growth rate of approximately 1,257%. While we have achieved strong financial results in the past, these results may not be sustainable or indicative of future results, and we cannot assure you that we will achieve or maintain profitability on a consistent basis. The results of operations may vary from period to period in response to a variety of factors beyond control, including the general economic conditions, regulatory actions, changes in demand for adult education supporting services, increased competition, constantly changing industry trend, or our failure to capitalize on growth opportunities. Due to these and other factors, our historical financial performance, growth rates, profitability and operating results may not indicate future performance and you should not rely on them to predict our future performance.
Our PRC subsidiaries may not maintain adequate insurance, which could expose them to significant costs and business disruption.
We believe our PRC subsidiaries maintain insurance coverage that is customary for businesses of their sizes and types. See “Business — Insurance.” However, there can be no assurance that such insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our PRC subsidiaries’ insurance policies, such as war, force majeure events, or certain business interruptions. In addition, there can be no assurance that when the current insurance policies expire, our PRC subsidiaries will be able to renew them at sufficient and favorable terms. Claims that are not covered by the policies or the failure to renew the insurance policies may materially adversely affect our PRC subsidiaries’ business, financial condition, and results of operations.
Future acquisitions may have an adverse effect on our PRC subsidiaries’ ability to manage their business.
Our PRC subsidiaries may acquire businesses, technologies, services, or products that are complementary to their existing adult education supporting service businesses. Future acquisitions may expose them to potential risks, including risks associated with the integration of new operations, services, and personnel, the diversion of resources from their existing businesses, failure to achieve expected growth by the acquired businesses, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.
In addition, our PRC subsidiaries may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our PRC subsidiaries’ business. Even if our PRC subsidiaries identify an appropriate acquisition or investment target, they may face challenges in successfully negotiating favorable terms of the acquisition or investment and financing the proposed transaction. Our PRC subsidiaries may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by our PRC subsidiaries, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on their assets, that would restrict their operations. The sale of additional equity securities could result in additional dilution to our stockholders. If any one or more of the aforementioned risks associated with acquisitions or investments materialize, the acquisitions or investments may not be beneficial to our PRC subsidiaries, which in turn may materially and adversely affect our business, financial condition, and results of operations.
We may require additional financing in the future and our PRC subsidiaries’ operations could be curtailed if we are unable to obtain required additional financing when needed.
In addition to the proceeds to be raised in this offering, we may need to obtain additional debt or equity financing to fund our PRC subsidiaries’ future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding Ordinary Shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. There can be no assurance that we will be able to raise proceeds in this offering or obtain additional financing on favorable terms, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.
Risks Relating to this Offering and the Trading Market
There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.
Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq. In addition, an active public market for our Ordinary Shares may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.
The Initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.
The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.
You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.
The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of US$4.14 per share, assuming an initial public offering price of US$4.50. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.
If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2021 and 2022, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included inadequate segregation of duties resulting from limited accounting staff and resource (specifically, as a company with limited accounting resources, a significant amount of management’s attention and time has been and will be diverted from our business to work toward compliance with these regulatory requirements, which may have a material adverse effect on our business, financial condition, and results of operations).
Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (ii) adopting directors’ resolutions to appoint independent directors, establish an audit committee, and strengthen corporate governance.
We plan to take additional remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. generally accepted accounting principles (“U.S. GAAP”) and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.
However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.
Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.
Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. These additional costs could negatively affect their financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.
Compliance with these laws, rules, and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. These laws, regulations, and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.
We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.
After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.
We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.
For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an Emerging Growth Company.”
Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.
Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 22,235,471 Ordinary Shares are outstanding before the consummation of this offering. An aggregate of 24,435,471 Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming no exercise of the over-allotment option, and 24,765,471 Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming the full exercise of the over-allotment option. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.
We do not intend to pay dividends for the foreseeable future.
We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.
The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
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actual or anticipated fluctuations in our revenue and other operating results;

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the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

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announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

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lawsuits threatened or filed against us; and

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other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of our Ordinary Shares could be subject to rapid and substantial volatility.
There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.
In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.
Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.
We anticipate that we will use the net proceeds from this offering to expand sales and operation teams and enhance marketing efforts, acquire vocational education and training institutions authorized by the PRC government and establish 8 to 10 examination centers, and invest in technology research and development, and for working capital and other general corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.
If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.
We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.
Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.
Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman

Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of our Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.
If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.
We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.
In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.
If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:
•
a limited availability for market quotations for our securities;

•
reduced liquidity with respect to our securities;

•
a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•
limited amount of news and analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.
Some provisions of our amended and restated memorandum and articles of association, which will become effective on or before the completion of this offering, may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:
•
provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

•
provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the “Cayman Companies Act,” and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of the English courts are generally of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”
You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.
The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.
If we are classified as a PFIC, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.
A non-U.S. corporation such as us will be classified as a PFIC, which is known as a PFIC, for any taxable year if, for such year, either
•
At least 75% of our gross income for the year is passive income; or

•
The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.
If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.
Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2022 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.
For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — PFIC.”
Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act and the lock-up agreements.
All of our directors and officers and our shareholders owning 1% or more of our Ordinary Shares have agreed with the Representative not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six months from the date of this prospectus. See “Underwriting — Lock-up Agreements.” Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering and following the expiration of that lock-up period, if applicable. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144 and following the expiration of the lock-up period, if applicable, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.
Nasdaq may apply additional and more stringent criteria for our initial and continued listing since we plan to have a relatively small public offering and insiders will hold a large portion of our listed securities.
Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Since we plan to have a relatively small public offering and our insiders will hold a large portion of our listed securities, Nasdaq may apply additional and more stringent criteria for our initial and continued listing, which may cause delay or even denial of our listing application.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:
•
assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•
our ability to execute our growth, and expansion, including our ability to meet our goals;

•
current and future economic and political conditions;

•
our capital requirements and our ability to raise any additional financing which we may require;

•
our ability to attract clients and further enhance our brand recognition;

•
our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•
trends and competition in the adult education supporting service industry; and

•
other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.
Industry Data and Forecasts
This prospectus contains data related to the adult education supporting service industry in China that we obtained from various government and private entity publications, including the industry report of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”), which we commissioned. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The adult education supporting service industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the adult education supporting service industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.
Substantially all of our assets are located in the PRC. In addition, seven of our eight directors and officers, namely Yuan Li, Li Tan, Xiang Lan, Hangyu Dai, Kunqi Bai, Shuang Qiu, and Yaxuan Yang are nationals or residents of the PRC. All or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors — Risks Relating to Doing Business in the PRC — You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our directors and officers that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.”
We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
Maples and Calder (Hong Kong) LLP, our counsel with respect to the laws of the Cayman Islands, and China Commercial Law Firm, our counsel with respect to PRC laws, have advised us that the courts of the Cayman Islands or the PRC are unlikely (i) to recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) in original actions brought in the Cayman Islands or the PRC to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature.
Maples and Calder (Hong Kong) LLP has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final and conclusive; (iii) is not in respect of taxes, a fine or a penalty; and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.
China Commercial Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. China Commercial Law Firm has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of 2,200,000 Ordinary Shares in this offering will be approximately US$7,770,000, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, based on the assumed initial public offering price of US$4.50 per Ordinary Share, the midpoint of the estimated price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately US$9,151,000, after deducting the underwriting discounts and estimated offering expenses payable by us.
We plan to use the net proceeds we receive from this offering for the following purposes:
•
approximately 30% for developing our existing business, such as expanding sales and operation teams, diversifying service offerings, and enchanting marketing efforts;

•
approximately 40% for acquiring vocational education and training institutions authorized by the PRC government and establishing 8 to 10 examination centers. As of the date of this prospectus, we have not entered into any binding agreement for any acquisition or identified any definite acquisition target;

•
approximately 12% for investing in technology research and development to develop and update existing and new software; and

•
The balance to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.
In using the proceeds of this offering, we are permitted under PRC laws and regulations to utilize the proceeds from this offering to fund our PRC subsidiaries by making loans or additional capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY
As of the date of this prospectus, none of our PRC subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.
If we determine to pay dividends on any of our Ordinary Shares in the future, as an exempted company incorporated in the Cayman Islands, we will be dependent on receipt of funds from our Hong Kong subsidiaries, Jiadezhigao HK and WISMASS HK.
Current PRC regulations permit our PRC subsidiaries to pay dividends to Jiadezhigao HK and WISMASS HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.
The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, SAFE Circular 3 issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.
Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Jiadezhigao HK and WISMASS HK may be considered non-resident enterprises for tax purposes, so that any dividends Shenzhen Kebiao pays to Jiadezhigao HK, or any dividends Jiade Zhigao pays to WISMASS HK, may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration — People’s Republic of China Enterprise Taxation.”
In order for us to pay dividends to our shareholders, we will rely on payments made from Kebiao Technology to Jiade Zhigao as dividends and the distribution of such payments to Shenzhen Kebiao or WISMASS HK as dividends from Jiade Zhigao, the distribution of such payments to Jiadezhigao HK as dividends from Shenzhen Kebiao, and then the distribution of such payments to our Company as dividends from Jiadezhigao HK or WISMASS HK. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation

Arrangement with respect to any dividends paid by Shenzhen Kebiao to its immediate holding company, Jiadezhigao HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Jiadezhigao HK intends to apply for the tax resident certificate if and when Shenzhen Kebiao plans to declare and pay dividends to Jiadezhigao HK. See “Risk Factors — Risks Relating to Doing Business in the PRC — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Shenzhen Kebiao, and dividends payable by Shenzhen Kebiao to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION
The following table sets forth our capitalization as of December 31, 2022:
•
on an actual basis; and

•
on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of US$4.50 per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriters, non-accountable expense allowance, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.
	December 31, 2022
	Actual		As adjusted (over-allotment option not exercised)		As adjusted (over-allotment option exercised)
Debt(1):
Long-term loans	US$	86,385	US$	86,385	US$	86,385
Shareholders’ Equity:
Ordinary shares, US$0.01 par value, 200,000,000 Ordinary Shares authorized, 22,235,471 Ordinary Shares issued and outstanding; 24,435,471 Ordinary Shares issued and outstanding, as adjusted(2)	US$	222,355	US$	244,355	US$	247,655
Additional paid-in capital	US$	287,595	US$	8,057,324	US$	9,438,374
Statutory reserves	US$	79,206	US$	79,206	US$	79,206
Accumulated earnings	US$	712,855	US$	712,855	US$	712,855
Ordinary shares subscribed	US$	(222,355)	US$	(222,355)	US$	(222,355)
Total equity attributable to equity shareholders	US$	1,079,656	US$	8,871,385	US$	10,255,735
Non-controlling interests	US$	8,926	US$	8,926	US$	8,926
Total Shareholders’ Equity	US$	1,088,582	US$	8,880,311	US$	10,264,661
Total Capitalization	US$	1,174,967	US$	8,966,696	US$	10,351,046

(1)
Long-term loans are unsecured loans.

(2)
Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of US$4.50 per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately US$7.8 million (US$9.9 million gross offering proceeds, less underwriting discounts and non-accountable expense allowance of US$0.8 million, and offering expenses of approximately US$1.3 million).

A US$1.00 increase (decrease) in the assumed initial public offering price of US$4.5 per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by US$2.0 million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

An increase (decrease) of 1.0 million in the number of Ordinary Shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately US$4.1 million, assuming the initial public offering price of US$4.50 per Ordinary Share remains the same, and after deducting the underwriting discounts payable by us.

DILUTION
If you invest in our Ordinary Shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.
Our net tangible book value as of December 31, 2022 was US$1,054,876, or US$0.05 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.
After giving effect to our sale of 2,200,000 Ordinary Shares offered in this offering based on the initial public offering price of US$4.50 per Ordinary Share after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2022, would have been US$8,846,605, or US$0.36 per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of US$0.31 per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of US$4.14 per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.
The following table illustrates such dilution:
	Post-Offering
Assumed Initial public offering price per Ordinary Share	US$	4.5
Net tangible book value per Ordinary Share as of December 31, 2022	US$	0.05
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	US$	0.31
As adjusted net tangible book value per Ordinary Share immediately after this offering	US$	0.36
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	US$	4.14
The following tables summarize, on an as adjusted basis as of December 31, 2022, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.
	Ordinary Shares purchased		Total consideration			Average price per Ordinary Share
	Number	Percent	Amount		Percent
	($ in thousands)
Existing shareholders	22,235,471	91%	US$	287,595	3%	US$	0.01
New investors	2,200,000	9%	US$	9,900,000	97%	US$	4.5
Total	24,435,471	100%	US$	10,187,595	100%	US$	0.42
The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE
Our Corporate History
Kebiao Technology was established on April 28, 2020, as a limited liability company organized under the laws of the PRC. On December 14, 2022, Kebiao Technology was acquired by Jiade Zhigao, a limited liability company organized on May 6, 2022 under the laws of the PRC, from Yuan Li and Zhirong Zhou, two previous owners of Kebiao Technology for a total consideration of RMB2,000,000. On December 2, 2022, WISMASS HK, a company incorporated in Hong Kong on October 24, 2022 and then a wholly owned subsidiary of WISMASS BVI, entered into a share transfer agreement with Yuan Li, who was then the 51.33% owner of Jiade Zhigao, to acquire 9% of the equity interests in Jiade Zhigao from Yuan Li for a total consideration of RMB180,000. Consequently, Jiade Zhigao became a foreign-invested enterprise in the PRC. On May 26, 2023, WISMASS HK entered into a share subscription agreement with Jiade Zhigao to purchase newly issued 9.8901% of the equity interests in Jiade Zhigao, for a total consideration of RMB751,648. As of the date of this prospectus, WISMASS HK owns 18% of the equity interests in Jiade Zhigao.
In connection with this offering, we have undertaken a reorganization of our corporate structure in the following steps:
•
on February 20, 2023, we incorporated Jiade Cayman under the laws of the Cayman Islands;

•
on March 30, 2023, we incorporated Jiadezhigao HK in Hong Kong as a wholly owned subsidiary of Jiade Cayman;

•
on May 23, 2023, Shenzhen Kebiao was incorporated pursuant to PRC laws as a wholly owned subsidiary of Jiadezhigao HK; and

•
on June 7, 2023, Shenzhen Kebiao acquired an aggregate of 82% of the equity interests in Jiade Zhigao from Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership in exchange for newly issued 1% of the equity interest in Shenzhen Kebiao, through an equity transfer agreement. As a result, Shenzhen Kebiao was 99% owned by Jiadezhigao HK, with the remaining 1% collectively owned by Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership. On June 30, 2023, Jiade Cayman entered into a share swap agreement with WISMASS BVI to acquire 100% of the equity interests in WISMASS HK from WISMASS BVI in exchange for 4,035,471 newly issued Ordinary Shares of Jiade Cayman. Consequently, Jiade Cayman, through a restructuring, which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all other entities mentioned above.

Our Corporate Structure
The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on a proposed number of 2,200,000 Ordinary Shares being offered, assuming no exercise of the underwriters’ over-allotment option.

Notes:
(1)
Represents 8,416,500 Ordinary Shares indirectly held by Yuan Li, the 100% owner of JD LIYUAN LIMITED, as of the date of this prospectus.

(2)
Represents 6,616,500 Ordinary Shares indirectly held by Zhirong Zhou, the 100% owner of ZHOUZHIRONG LIMITED, as of the date of this prospectus.

(3)
Represents 1,067,000 Ordinary Shares held by JDJDZG LIMITED, which is 16.82% owned by Yuan Li and 83.18% owned by 13 other shareholders, as of the date of this prospectus.

(4)
Represents 2,100,000 Ordinary Shares held by JDZTZG LIMITED, which is 79.72% owned by Yuan Li and 20.28% owned by six other shareholders, as of the date of this prospectus.

(5)
Represents 4,035,471 Ordinary Shares held by WISMASS BVI, as of the date of this prospectus.

(6)
As of the date of this prospectus, Shenzhen Kebiao is 99% owned by Jiadezhigao HK. The remaining 1% of the company is collectively owned by Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts in included in the years ended December 31, 2021 and 2022 have been prepared in accordance with U.S. GAAP.
Overview
We are an exempted company with limited liability incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to investors. As an exempted company with no material operations of our own, we conduct all of our operations primarily through our PRC subsidiaries. Our PRC subsidiaries are companies that specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide spectrum of software platform and auxiliary solutions, to meet the evolving needs of their customers in the rapidly changing adult education industry.
Our PRC subsidiaries’ services are primarily offered through the KB Platform, which facilitates streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and reduce human errors in data management. The KB Platform supports a broad range of functions, such as enrollment consultation, student information collection, enrollment status management, learning progress management, grade inquiry, and graduation management.
As part of the one-stop comprehensive education supporting services, our PRC subsidiaries also provide auxiliary solutions to adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, our PRC subsidiaries offer pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, as well as assistance in the application process. They also provide offline tutoring, exam administration services, and guidance on graduation thesis preparation.
Our PRC subsidiaries place a great premium on technology research and development. As of the date of this prospectus, our PRC subsidiaries have acquired 31 software copyrights since their incorporation in April 2020. In November 2022, Kebiao Technology, one of our PRC subsidiaries, was designated an HNTE (No. GR202251000919) by Sichuan Provincial Department of Science and Technology, Sichuan Provincial Department of Finance, and Sichuan Provincial Tax Bureau of the State Taxation Administration. This certification is awarded to companies that have engaged in continuous research and development and technology commercialization leading to significant independent intellectual property rights within certain high-tech sectors.
Our PRC subsidiaries’ business has experienced rapid growth since their inception. For the years ended December 31, 2021 and 2022, we had total revenue of approximately RMB5,026,000 and RMB10,239,000 (US$1,484,000), respectively. Our net income was approximately RMB395,000 and RMB5,360,000 (US$777,000) for the respective years. Our PRC subsidiaries have had a history of limited cash and sources of working capital. As of December 31, 2021 and 2022, our PRC subsidiaries had cash of approximately RMB6,000 and RMB2,604,000 (US$378,000), respectively, and had working (deficit)/capital of approximately (RMB492,000) and RMB6,589,000 (US$955,000), respectively. As of December 31, 2022, our PRC subsidiaries had provided technological support services to over 16 adult education institutions and had provided support services to approximately 28,000 students.
Factors Affecting Our Results of Operations
In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

Relationships with Partner Education Institutions:   Our revenue will depend significantly on our PRC subsidiaries’ ability to manage their relationships with partner education institutions. The success of our PRC subsidiaries’ business primarily depends on the number of students they serve. Therefore, their ability to continue to attract partner education institutions to purchase their services to serve students is critical to our PRC subsidiaries’ sustainable growth and continued success. This in turn depends on the reputation of our PRC subsidiaries and their ability to develop new offerings or adapt existing education supporting services to meet evolving market trends and student demands.
Competition in the Adult Education Supporting Service Industry:   The adult education supporting service industry in China is highly fragmented, with a large number of service providers throughout the country. Our PRC subsidiaries compete primarily with adult education supporting service providers in China and new entrants to the market, and some of their competitors may have better access to market resources, lower cost structures, more advanced technologies or longer operating histories. If our PRC subsidiaries are unable to improve their service quality, diversify their product and service range, or manage their costs, they may not be able to compete effectively against their existing or new competitors, and their sustainability and growth opportunities may be limited, which will materially and adversely affect their revenue and profitability.
COVID-19 Affecting Our Results of Operations
During the years ended December 31, 2021 and 2022, our PRC subsidiaries’ business was moderately impacted by the COVID-19 pandemic. For example, the COVID-19 pandemic caused an economic downturn in the PRC, prompting adult education institutions to curtail their budgets for information technology related services, including those from our PRC subsidiaries. Furthermore, the preventive measures implemented by the PRC government discouraged many prospective students from enrolling in adult education institutions, due to the risk of not being able to attend classes. The reduced demand for adult education services, in turn, adversely affect our PRC subsidiaries’ business, as their service fees depend largely on the number of students served. Additionally, the impact of the COVID-19 pandemic on logistics and supply chains also posed challenges for the daily operations of our PRC subsidiaries. Overall, the combination of budgetary constraints among customers, reduced demand for adult education training and examinations, and disrupted logistics, moderately affected our PRC subsidiaries’ business, financial condition, and results of operations. As a result of the combined effect of the foregoing, the demand for our PRC subsidiaries’ auxiliary services, such as in-person courses, decreased, resulting in a decrease in the average service price per student from RMB811 for the year ended December 31, 2021 to RMB364 for the year ended December 31, 2022. Nevertheless, the COVID-19 pandemic had a less significant impact on the overall number of students served, which is less dependent on offline activities. The number of students served increased from 6,200 for the year ended December 31, 2021 to 28,122 for the year ended December 31, 2022, mainly due to the increased enrollment scale of each adult education institution. As a result, our total revenue increased by approximately RMB5,213,000, or 103.7%, from approximately RMB5,026,000 for the year ended December 31, 2021 to approximately RMB10,239,000 (US$1,484,000) for the year ended December 31, 2022.
In early December 2022, the PRC government announced a nationwide relaxation of its zero-COVID policy, resulting in a surge in COVID-19 infections across the PRC after related restrictions were lifted. As of the date of this prospectus, although the spread of COVID-19 appears to be under control, the extent to which the COVID-19 pandemic may impact our future financial results will depend on future developments which are uncertain and unpredictable, including the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. In addition, the COVID-19 pandemic has also caused heightened uncertainty in the global economy. The global spread of COVID-19 pandemic in major countries of the world, including China, may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period. Consequently, the COVID-19 pandemic may continue to adversely affect our business, financial condition, and results of operations in the current and future years. See “Risk Factors — Risks Relating to Our Business and Industry — Our PRC

subsidiaries face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt their operations.”
Results of Operations
The following is a summary of our consolidated statements of income as derived from our consolidated financial statements included elsewhere in this prospectus, and this summary should be read in conjunction therewith.
	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Revenue – third party	4,940,642	5,080,507	736,605
Revenue – related party	85,698	5,158,349	747,890
Revenue	5,026,340	10,238,856	1,484,495
COSTS AND EXPENSES
Direct cost of revenue	2,763,566	1,399,725	202,941
Selling expenses	177,352	329,401	47,759
General and administrative expenses	1,238,629	2,080,917	301,705
Research and development expenses	455,997	378,502	54,878
Total costs and expenses	4,635,544	4,188,545	607,283
INCOME FROM OPERATIONS	390,796	6,050,311	877,212
OTHER INCOME (EXPENSES)
Interest income	2,435	101	15
Interest expenses	—	(11,725)	(1,700)
Other income, net	8,953	208,926	30,291
Total other income (expenses), net	11,388	197,302	28,606
INCOME BEFORE INCOME TAXES	402,184	6,247,613	905,818
INCOME TAXES PROVISION	6,843	887,382	128,657
NET INCOME	395,341	5,360,231	777,161
Revenue
	For the year ended December 31,					Increase
	2021		2022
Revenue	RMB	%	RMB	US$	%	RMB	%
Third party	4,940,642	98%	5,080,507	736,605	50%	139,865	3%
Related party	85,698	2%	5,158,349	747,890	50%	5,072,651	5,919%
Total revenue	5,026,340	100%	10,238,856	1,484,495	100%	5,212,516	104%
Our PRC subsidiaries generate revenue from providing adult education supporting services. Our PRC subsidiaries enter into service contracts with adult education institutions to provide education supporting services through (i) software platform solutions, which facilitate streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation, and (ii) auxiliary solutions to students designated by adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Total revenue increased by approximately RMB5,213,000 (US$756,000), or 104%, to approximately RMB10,239,000 (US$1,484,000) for the year ended December 31, 2022 from approximately RMB5,026,000 for the year ended December 31, 2021. The significant increase in revenue was mainly attributable to:

(i) the increased revenue generated from related parties amounted to approximately RMB5,073,000 (US$736,000), as a result of an increase in the enrollment scale in 2022, due to a related party obtaining the qualification for the unified entrance examination for adult higher education institutions and the entrance examination for undergraduate and vocational education in general higher education in 2022; and (ii) the growing number of adult education institutions served by our PRC subsidiaries and their designated students (for the year ended December 31, 2022, our PRC subsidiaries served 16 adult education institutions with an aggregated of 28,122 students, compared to nine adult education institutions with approximately 6,200 students for the year ended December 31, 2021), mainly due to the increased enrollment scale of each adult education institution, (iii) partially offset by a decrease in the average service price per student from RMB811 for the year ended December 31, 2021 to RMB364 for the year ended December 31, 2022, primarily due to the decreased auxiliary solutions, such as in-person courses and specific training services, resulting from the impact of the COVID-19 pandemic.
The following table sets forth the breakdown of our net revenue for the years presented:
	For the year ended December 31,					Increase
	2021		2022
Revenue by type	RMB	%	RMB	US$	%	RMB	%
National Unified Examination for College Admissions for Adults	3,184,307	63%	3,841,060	556,901	38%	656,753	21%
Open University of China	1,525,746	30%	4,755,087	689,423	46%	3,229,341	212%
Self-taught Higher Education Examinations	283,267	6%	1,001,837	145,253	10%	718,570	254%
Online education	33,020	1%	640,871	92,918	6%	607,851	1841%
Total revenue	5,026,340	100%	10,238,855	1,484,495	100%	5,212,515	104%
Revenue from providing services related to National Unified Examination for College Admissions increased by approximately RMB657,000, or 21%, primarily due to (i) the increased number of students served from 2,904 in 2021 to 11,509 in 2022, mainly as a result of our stronger business relationships with existing adult education institution customers and the development of three additional adult education institution customers, (ii) partially offset by a decrease in the average service price per student (for services related to National Unified Examination for College Admissions for Adults) from RMB1,097 for the year ended December 31, 2021 to RMB334 for the year ended December 31, 2022, primarily due to the enhanced competition and decreased auxiliary solutions, such as in-person courses, resulting from the impact of the COVID-19 pandemic.
Revenue from providing services related to the Open University of China increased by approximately RMB3,229,000, or 212%, primarily due to (i) the increased number of students served from 2,668 in 2021 to 13,287 in 2022, mainly as a result of our stronger business relationships with adult education institutions and the increase in the enrollment scale, (ii) partially offset by the decrease in the average service price per student (for services related to the Open University of China) from RMB572 for the year ended December 31, 2021 to RMB358 for the year ended December 31, 2022. The reduction in the service price per student was mainly due to the decreased auxiliary solutions, such as in-person courses resulting from the impact of the COVID-19 pandemic.
Revenue from providing services related to Self-taught Higher Education Examinations increased by approximately RMB719,000, or 254%, primarily due to (i) the increased number of students served from 592 in 2021 to 2,686 in 2022, mainly as a result of our stronger business relationships with existing adult education institution customers and the development of three additional adult education institution customers, (ii) partially offset by the decrease in the average service price per student (for services related to Self-Taught Higher Education Examinations) from RMB478 for the year ended December 31, 2021 to RMB373 for the year ended December 31, 2022. The reduction in the service price per student was mainly due to the decreased auxiliary solutions, such as in-person courses resulting from the impact of the COVID-19 pandemic in 2022.
Revenue from providing services related to online education increased by approximately RMB608,000, or 1,841%, primarily due to (i) the increased number of students served from 36 in 2021 to 640 in 2022, mainly as a result of our stronger business relationships with existing adult education institution customers and the development of four additional adult education institution customers, and (ii) the increased average service price per student (for services related to online education) from RMB917 for the year ended December 31, 2021 to RMB1,001 for the year ended December 31, 2022. The slight increase in the service price per student was mainly due to the lower competition and stronger bargaining power in online education in 2022.
Costs and expenses
Our costs and expenses consist of direct cost of revenue, selling expenses, general and administrative expenses, and research and development expenses.
Direct Cost of revenue
The following table sets forth the breakdown of our direct cost of revenue for the years ended December 31, 2021 and 2022:
	For the year ended December 31,					Increase (Decrease)
	2021		2022
Direct cost of revenue	RMB	%	RMB	US$	%	RMB	%
Cost of services	2,121,705	77%	755,856	109,589	54%	(1,365,849)	(64)%
Employee benefit costs	558,854	20%	585,196	84,845	42%	26,342	5%
Others	83,007	3%	58,673	8,507	4%	(24,334)	(29)%
Total direct cost of revenue	2,763,566	100%	1,399,725	202,941	100%	(1,363,841)	(49)%
Direct cost of revenue decreased by approximately RMB1,364,000 (US$198,000), or 49%, from approximately RMB2,764,000 for the year ended December 31, 2021 to approximately RMB1,400,000 (US$203,000) for the year ended December 31, 2022, primarily due to fewer customized services such as training services purchased by our PRC subsidiaries in 2022.
Cost of services decreased by approximately RMB1,366,000 (US$198,000), or 64%, from approximately RMB2,122,000 for the year ended December 31, 2021 to approximately RMB756,000 (US$110,000) for the year ended December 31, 2022, primarily due to fewer training services purchased by our PRC subsidiaries to meet their students’ specific requirements, such as in-person courses, resulting from the impact of the COVID-19 pandemic. Despite the global inflationary pressures, the national Consumer Price Index in China only increased by 0.9% and 2.0% in 2021 and 2022, respectively, according to the National Bureau of Statistics of China. As of the date of this prospectus, our PRC subsidiaries’ business and operations have not been negatively impacted by any material inflationary pressures or challenges.
Employee benefit costs increased by approximately RMB26,000 (US$4,000), or 5%, from approximately RMB559,000 for the year ended December 31, 2021 to approximately RMB585,000 (US$85,000) for the year ended December 31, 2022, primarily due to an increase in employee salaries in our PRC subsidiaries’ product service department in 2022.
Other costs primarily represented short rental expenses related to exams, student card photo production fees, travelling expenses and others. Other costs decreased by approximately RMB24,000 (US$3,000) from approximately RMB83,000 for the year ended December 31, 2021 to approximately RMB59,000 (US$9,000) for the year ended December 31, 2022, primarily due to the decreased cost of offline examination resulting from the impact of the COVID-19 pandemic.

Selling expenses
	For the year ended December 31,					Increase (Decrease)
	2021		2022
Selling expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	106,112	60%	170,157	24,670	52%	64,045	60%
Entertainment expenses	63,290	36%	67,222	9,746	20%	3,932	6%
Travelling expenses	7,416	4%	22,289	3,232	7%	14,873	201%
Depreciation	—	0%	64,125	9,297	19%	64,125	NA
Others	534	0%	5,608	814	2%	5,074	950%
Total selling expenses	177,352	100%	329,401	47,759	100%	152,049	86%
Selling expenses increased by approximately RMB152,000 (US$22,000), or 86%, to approximately RMB329,000 (US$48,000) for the year ended December 2022, compared to approximately RMB177,000 for the year ended December 31, 2021. The increase in selling expenses was mainly due to increased employee benefits and increased depreciation for Motor vehicle, such as Company-owned cars utilized for business purposes, within our PRC subsidiaries’ selling department in 2022 as compared to 2021. The increased employee benefits were mainly due to the increase in salaries of existing staff and the recruitment of additional employees for our marketing team.
General and administrative expenses
	For the year ended December 31,					Increase (Decrease)
	2021		2022
General and administrative expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	416,626	33%	687,486	99,676	33%	270,860	65%
Consulting expenses	110,872	9%	482,036	69,889	23%	371,164	335%
Property management expenses	144,493	12%	110,960	16,088	5%	(33,533)	(23)%
Rental expenses	171,697	13%	349,070	50,610	17%	177,373	103%
Depreciation	98,434	8%	182,389	26,444	9%	83,955	85%
Office expenses	58,434	5%	72,919	10,572	4%	14,485	25%
Travelling expenses	31,839	3%	40,283	5,840	2%	8,444	27%
Repairs and maintenance	31,729	3%	86,977	12,610	4%	55,248	174%
Others	174,505	14%	68,797	9,976	3%	(105,708)	(61)%
Total general and administrative expenses	1,238,629	100%	2,080,917	301,705	100%	842,288	68%
General and administrative expenses increased by approximately RMB842,000 (US$122,000), or 68%, to approximately RMB2,081,000 (US$302,000) for the year ended December 31, 2022 from approximately RMB1,239,000 for the year ended December 31, 2021. As a percentage of revenue, general and administrative expenses were approximately 25% and 20% of our total revenue for the years ended December 31, 2021 and 2022, respectively. The increase in general and administrative expenses was primarily attributable to increased salary and employee benefits in our PRC subsidiaries’ management department resulting from the increase in salaries of existing staff and the recruitment of additional employees for our management department, increased consulting expenses resulting from increased financial consulting services, and rental expenses resulting from new leased office expenses.

Research and development expenses
	For the year ended December 31,					Increase (Decrease)
	2021		2022
Research and development expenses	RMB	%	RMB	US$	%	RMB	%
Employee benefits	231,927	51%	258,366	37,460	68%	26,439	11%
Depreciation	32,811	7%	27,281	3,955	7%	(5,530)	(17)%
Office expenses	19,478	4%	16,007	2,321	4%	(3,471)	(18)%
Property management expenses	51,387	11%	24,357	3,531	6%	(27,030)	(53)%
Consulting expenses	65,550	14%	—	—	0%	(65,550)	(100)%
Rental expenses	43,899	10%	25,325	3,672	7%	(18,574)	(42)%
Others	10,945	3%	27,166	3,939	8%	16,221	148%
Total research and development expenses	455,997	100%	378,502	54,878	100%	(77,495)	(17)%
Research and development expenses decreased by approximately RMB77,000 (US$11,000), or 17%, to approximately RMB379,000 (US$55,000) for the year ended December 31, 2022 from approximately RMB456,000 for the year ended December 31, 2021. The decrease in research and development expenses was primarily due to RMB66,000 of consulting expenses related to HNTE in 2021, whereas there was no such fee in 2022. As a percentage of revenue, research and development expenses were approximately 9% and 4% of our total revenue for the years ended December 31, 2021 and 2022, respectively. Our PRC subsidiaries will continue to invest in research and development to maintain their competitive edge against other market participators.
Other income (expenses)
Our other income (expenses) primarily represented interest income, interest expenses, rent subsidy, and tax relief. Other income increased significantly by approximately RMB186,000 (US$27,000), or 1,633%, from approximately RMB11,000 for the year ended December 31, 2021 to approximately RMB197,000 (US$29,000) for the year ended December 31, 2022, primarily due to a rent subsidy provided by the lessor as a result of the COVID-19 pandemic in 2022.
Income before income taxes
Income before income taxes was approximately RMB6,248,000 (US$906,000) for the year ended December 31, 2022, an increase of approximately RMB5,846,000 (US$848,000) as compared to approximately RMB402,000 for the year ended December 31, 2021. The increase was primarily attributable to the increased revenue.
Provision for income taxes
Our provision for income taxes was approximately RMB887,000 (US$129,000) for the year ended December 31, 2022, an increase of RMB880,000 (US$128,000) from RMB7,000 for the year ended December 31, 2021. The increased income tax provision was mainly due to increased taxable income in 2022.
Under the EIT Law, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, and even tax exemption may be granted on a case-by-case basis. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022. As a result, Kebiao Technology was entitled to a reduced income tax rate of 15% in 2022.
According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 12.5% of the annual taxable income of small low profit enterprises that does not exceed

RMB1 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Kebiao Technology is eligible for the above preferential tax policies for small and micro enterprises in 2021.
The impact of the tax holidays noted above decreased taxes by approximately RMB90,000 and RMB625,000 (US$91,000) for the years ended December 31, 2021 and 2022, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was immaterial for the year ended December 31, 2021 and the benefit of the tax holidays on net income per share (basic and diluted) was RMB0.03 per share for the year ended December 31 2022.
The following table reconciles the China statutory rates to our effective tax rate for the years ended December 31, 2021 and 2022:
	For the year ended December 31,
	2021	2022
Statutory rate in PRC	25.0%	25.0%
Effect of PRC preferential tax rate	(22.5)%	(10.0)%
R&D additional deduction	(2.1)%	(0.9)%
Non-deductible expenses*	1.3%	0.1%
Effective tax rate	1.7%	14.2%

*
Non-deductible expenses mainly represent expenditures not deductible for PRC tax purpose.

Net income
Our net income was approximately RMB5,360,000 (US$777,000) for the year ended December 31, 2022, an increase of approximately RMB4,965,000 (US$720,000) from approximately RMB395,000 for the year ended December 31, 2021. The increase in net income was primarily due to the higher revenue in 2022, as discussed above under revenue and gross profit sections.
Liquidity and Capital Resources
The following table sets forth our current assets and current liabilities as of the dates indicated:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
CURRENT ASSETS:
Cash and cash equivalent	6,390	2,604,020	377,547
Accounts receivable	—	2,593,360	376,002
Accounts receivable – related party	129,050	3,803,779	551,496
Deferred IPO costs	—	750,000	108,740
Other current assets	386,465	316,665	45,913
Due from related parties	760,754	99	14
TOTAL CURRENT ASSETS	1,282,659	10,067,923	1,459,712
CURRENT LIABILITIES:
Long-term loans – current portion	—	245,074	35,532
Accounts payable	275,800	180,000	26,098
Payroll payables	241,997	552,447	80,097
Other payables	419,156	193,527	28,059
Deferred revenue	192,550	16,848	2,443

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Operating lease liabilities – current	59,752	320,853	46,519
Taxes payable	19,513	1,359,185	197,063
Due to related parties	566,190	610,602	88,529
TOTAL CURRENT LIABILITIES	1,774,958	3,478,536	504,340
WORKING CAPITAL	(492,299)	6,589,387	955,372

Accounts receivable
Our accounts receivable represent receivables from adult education institutions of comprehensive education supporting services. Billings to the customers are made generally on an annual basis over the contract term. Our account receivable balance increased by approximately RMB6,268,000 (US$909,000) from approximately RMB129,000 as of December 31, 2021 to approximately RMB6,397,000 (US$927,000) as of December 31, 2022. The increase was mainly due to increased education supporting services rendered. As of February 28, 2023, all of the accounts receivable had been collected, and we did not credit any allowance for outstanding accounts receivable for the years ended December 31, 2021 and 2022.
Other current assets
Other current assets consist of deposits made to a partner for the proposed vocational training project and others. Other current assets remained stable at approximately RMB386,000 and RMB317,000 (US$46,000) as of December 31, 2021 and 2022, respectively.
Long-term loans
As of December 31, 2021 and 2022, we had total long-term loans of nil and approximately RMB596,000 (US$86,000), respectively. The following table sets forth the breakdown of our long-term loans as of the dates indicated:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Long-term loans – current portion	—	245,074	35,532
Long-term loan – non-current portion	—	350,743	50,853
Total long-term loans	—	595,817	86,385
The long-term loans (including the current portion) outstanding as of December 31, 2022 carried a fixed interest rate of 11.52% per annum, and was denominated in RMB.
Lease Liabilities
We recognized total lease liabilities of approximately RMB2,072,000 and RMB2,412,000 (US$350,000) as of December 31, 2021 and 2022, respectively.

Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2022:
	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
Long-term loans	595,817	245,074	350,743	—	—
Lease liabilities	2,411,983	320,854	468,830	412,629	1,209,670
Deferred revenue	16,848	16,848	—	—	—
Total	3,024,648	582,776	819,573	412,629	1,209,670
Apart from what is shown above, we did not have any significant capital commitments or long-term obligations or guarantees as of December 31, 2022.
Capital Expenditures
Our capital expenditures consist primarily of the purchase of fixed assets and intangible assets as a result of our business growth. Our capital expenditures amounted to approximately RMB67,000 and RMB549,000 (US$80,000) for the years ended December 31, 2021 and 2022, respectively.
We have historically funded our working capital needs primarily from cash generated from our operations, bank loans, and advance payments from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for acquisitions, strategic partnerships, or other similar initiatives. If it is determined that the cash requirements exceed our amounts of cash on-hand, we may seek to issue debt or equity securities or obtain a credit facility.
Cash flows for the years ended December 31, 2021 and 2022
	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Net cash provided by operating activities	1,198,741	495,400	71,826
Net cash used in investing activities	(66,700)	(548,654)	(79,547)
Net cash (used in) / provided by financing activities	(1,126,975)	2,650,884	384,342
Net increase in cash and cash equivalent	5,066	2,597,630	376,621
Total cash and cash equivalent, beginning of year	1,324	6,390	926
Total cash and cash equivalent, end of year	6,390	2,604,020	377,547
Operating activities
Net cash provided by operating activities was approximately RMB495,000 (US$72,000) for the year ended December 31, 2022, compared to approximately RMB1,199,000 for the year ended December 31, 2021. The change was primarily attributable to the following:
(i)
net income increased by approximately RMB4,965,000 (US$720,000) for the year ended December 31 2022 as compared to the year ended December 31, 2021;

(ii)
accounts receivable increased by approximately RMB6,268,000 (US$909,000) for the year ended December 31, 2022, compared to an increase of approximately RMB129,000 for the year ended December 31, 2021, due to increased accounts receivable that resulted from two customers in 2022, which had been collected in the subsequent period;

(iii)
other assets increased by approximately RMB5,000 (US$1,000) for the year ended December 31, 2022, compared to an increase of approximately RMB153,000 for the year ended December 31, 2021 due to the collection of other receivables in 2022;

(iv)
accounts and other payables decreased by approximately RMB501,000 (US$73,000) for the year ended December 31, 2022, compared to an increase of approximately RMB682,000 for the year ended December 31, 2021;

(v)
payroll payables increased by approximately RMB310,000 (US$45,000) for the year ended December 31, 2022, compared to an increase of approximately RMB144,000 for the year ended December 31, 2021;

(vi)
deferred revenue decreased by approximately RMB176,000 (US$26,000) for the year ended December 31, 2022, compared to an increase of approximately RMB193,000 for the year ended December 31, 2021;

(vii)
changes in lease liabilities — operating lease decreased by approximately RMB56,000 (US$8,000) for the year ended December 31, 2022, compared to a decrease of approximately RMB84,000 for the year ended December 31,2021; and

(viii)
tax payable increased by approximately RMB1,340,000 (US$194,000) for the year ended December 31, 2022, compared to an increase of approximately RMB17,000 for the year ended December 31, 2021.

Investing activities
Net cash used in investing activities was approximately RMB549,000 (US$80,000) for the year ended December 31, 2022, compared to approximately RMB67,000 of cash used in investing activities for the year ended December 31, 2021. During the year ended December 31, 2022, we spent approximately RMB489,000 (US$71,000) and RMB60,000 (US$9,000) on the purchase of fixed assets and intangible assets, respectively. During the year ended December 31, 2021, we spent approximately RMB67,000 on the purchase of fixed assets.
Financing activities
Net cash provided by financing activities was approximately RMB2,651,000 (US$384,000) for the year ended December 31, 2022, compared to approximately RMB1,127,000 of cash used in financing activities for the year ended December 31, 2021. During the year ended December 31, 2022, net cash generated from financing activities includes (i) approximately RMB650,000 (US$94,000) in proceeds from loans, (ii) approximately RMB54,000 (US$8,000) in repayment of loans, (iii) approximately RMB2,000,000 (US$290,000) in proceeds from capital contribution by shareholders, (iv) RMB750,000 (US$109,000) in deferred costs related to the initial public offering, and (v) approximately RMB805,000 (US$117,000) in net proceeds from related parties. During the year ended December 31, 2021, net cash used in financing activities includes the net repayment to related parties amounted to approximately RMB1,127,000.
Off-Balance Sheet Arrangements
As of the date of this prospectus, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
Critical Accounting Estimates
We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.
We believe that the estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, contingencies and realization of deferred tax assets. We consider an accounting estimate critical if: (i) it requires us to make assumptions because the information was not available at the time or it includes matters highly uncertain at the time we were making our estimate and (ii) changes in the estimate could have a material impact on our financial condition or results of operations. We determined there were no critical accounting estimates.
Recently Issued Accounting Pronouncements
A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.

INDUSTRY
Unless otherwise noted, all the information and data presented in this section have been derived from the industry report from Frost & Sullivan commissioned by us in September 2023 entitled “Independent Market Research on Adult Education Market and Adult Education Supporting Service Market” (the “Frost & Sullivan Report”). Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.
Overview of the Adult Education Industry in the PRC
Definition and Categorization
Adult education refers to the education targeting adults to improve their technical or professional qualifications, develop their abilities, enrich their knowledge to meet a certain level of formal education, or acquire knowledge, skills, and competencies in a new field. Adult education can be categorized into adult formal education and adult non-formal education.
•
Adult formal education mainly has three segments, which are elementary, secondary, and higher education. Higher education is the primary segment of adult formal education. Adult higher education includes the Open University of China, the National Unified Examination for College Admissions for Adults, Self-taught Higher Education Examinations, and modern distance education (online education, which ended in 2022 (Autumn)).

•
Adult non-formal education is segmented into vocational, cultural, and leisure education. Vocational education is the primary segment of adult non-formal education. Vocational education mainly includes qualification examination, recruitment examination, vocational skills training, personal training, and others.

Market Size
Market Size of Adult Education Industry in the PRC by Sales Revenue, 2017-2027E

Source: Frost & Sullivan
As higher education becomes more widely available in the PRC, an increasing number of individuals are pursuing adult education to enhance their educational qualifications. The market size of the adult education industry in terms of sales revenue in the PRC increased from RMB748.9 billion in 2017 to RMB1,354.9 billion in 2022, representing a compound annual growth rate (“CAGR”) of 12.6%. The “Double Reduction” policy implemented by the PRC government in 2021 has banned the for-profit after-school tutoring to ease the burden for Chinese children and their parents. Pursuant to the policy, K12 private tutoring companies are mandated to convert into nonprofit entities and are restricted from raising capital and going public. Thus, many K12 off-campus tutoring institutions have converted to adult education institutions, stimulating the growth of adult education industry. Besides, the demand for high-quality and skilled talent is increasing amid the backdrop of individual innovation and industrial advancement. The sales revenue generated by the adult education industry in the PRC is expected to increase from RMB1,354.9 billion to approximately RMB2,115.0 billion at a CAGR of 9.3% from 2022 to 2027.
Market Size of Adult Education Industry in Sichuan Province by Sales Revenue, 2017-2027E

Source: Frost & Sullivan
Sichuan Province, one of the most populous provinces in the PRC, has a relatively mid-to-lower level of education attainment, and therefore, job applicants and employees therein face fierce competition in the job market and have a higher demand for adult education to acquire new skills and enhance their educational qualifications. The market size of the adult education industry in terms of sales revenue in Sichuan Province increased from RMB36.9 billion in 2017 to RMB69.5 billion in 2022, representing a CAGR of 13.5%. The sales revenue in Sichuan Province is expected to reach RMB111.1 billion in 2027, representing a CAGR of 9.9% from 2022 to 2027.
Market Drivers
According to Frost & Sullivan, the key drivers for the adult education industry in the PRC include:
•
Supportive Policy:   The PRC’s government has promulgated several supportive policies to promote the development of the adult education industry. For example, the Opinions on Deepening the Construction and Reform of Modern Vocational Education System, which were issued by the General Offices of the Central Committee of the Communist Party of China and the State Council in 2022, aim to place the development of high-quality modern vocational education in a more prominent position and promote the collaborative innovation among vocational education, higher education, and continuing education.

•
Talent Gap:   As the PRC undergoes an industrial upgrade, and the demand for skilled and technical talent is enormous and is projected to increase. Professional labor resources, however, are still in short supply. The PRC Ministry of Human Resources and Social Security reported a gap of 20 million in skilled and technical talent in 2021. The demand for skilled and technical talent will significantly promote the growth of the adult education industry.

•
Fierce Competition:   The PRC has the world’s largest labor market, with approximately 875.6 million working-age individuals in 2022. According to National Bureau of Statistics of China, the urban and rural unemployment rate in 2022 averaged nearly 5.6%, which was 1.7% higher than in 2017. In addition, the PRC’s job market is still recovering from the economic impact caused by the COVID-19 pandemic. The fierce competition among Chinese job seekers creates a solid potential customer base for the PRC’s adult education industry.

Overview of the Adult Education Supporting Service Industry in the PRC
Definition and Categorization
Adult education supporting service refers to the supporting services provided for adult education institutions, covering the whole education process from enrollment to graduation, mainly including teaching content development, equipment and facilities supply, IT supporting services, and other auxiliary supporting services.

•
Teaching content development mainly consists of curriculum development, textbook compilation, and teaching staff training. Adult education institutions may customize courses by themselves or outsource teaching content development to education-supporting service companies.

•
Equipment and facilities supply includes the supply of computers, projectors, blackboards, desks, chairs, software for online courses, classrooms, and staff offices.

•
IT supporting services refer to software support for various educational and non-educational activities in adult education institutions to improve administrative performance, operating efficiency, and education quality. Adult education supporting services include online career testing systems, office automation systems, and educational administration systems.

(i)
Online career testing systems assist in matching students with suitable schools and majors based on their personalities and interests, as well as aids in job placement after graduation.

(ii)
Office automation systems help school administrators coordinate educational resources and optimize administrative procedures including approval process records, project management, automatic document management, announcement release, and other office tasks.

(iii)
The educational administration systems facilitate a local network, enabling students and teachers to digitally create, collect, store, and process information to accomplish basic tasks like enrollment, content download, and GPA tracking, and other tasks educational activities.

•
Auxiliary supporting services include recruitment, catering, building refurbishment, daily maintenance, administrative management, financial accounting, and other supporting services.

Market Size
Market Size of Adult Education Supporting Service Industry in the PRC by Sales Revenue, 2017-2027E

Source: Frost & Sullivan
The market size of the adult education supporting service industry in the PRC in terms of sales revenue grew from RMB147.8 billion in 2017 to RMB271.2 billion in 2022, representing a CAGR of 12.9%. The market size in the PRC is expected to increase from RMB271.2 billion to RMB425.3 billion at a CAGR of 9.4% from 2022 to 2027.

Market Size of Adult Education Supporting Service Industry in 2022 in the PRC by Sales Revenue, Breakdown by Type

Source: Frost & Sullivan
The adult education supporting service market comprises four segments: (i) teaching content development, (ii) equipment and facilities supply, (iii) IT supporting services, and (iv) auxiliary supporting services, which generated sales revenue of RMB99.0 billion, RMB75.9 billion, RMB56.4 billion, and RMB39.9 billion, respectively, in 2022. The growth of the adult education supporting service industry is driven by the growth of the adult education industry, the increasing scale of education institutions, and technological advancement.
Market Size of Adult Education Supporting Service Industry in Sichuan Province by Sales Revenue, 2017-2027E

Source: Frost & Sullivan
The market size of the adult education supporting service industry in Sichuan Province in terms of sales revenue grew from RMB1.8 billion in 2017 to RMB3.6 billion in 2022, representing a CAGR of 14.7%. And the market size is expected to continue to increase from RMB3.6 billion to RMB5.8 billion at a CAGR of 10.0% from 2022 to 2027.
Market Drivers
According to Frost & Sullivan, the key drivers for the adult education supporting service industry in the PRC include:

•
Rapid Growth of Adult Education Market:   The market size of the adult education industry in the PRC increased from RMB748.9 billion in 2017 to RMB1,354.9 billion in 2022, representing a CAGR of 12.6%, and is expected to grow rapidly in the future. The rapid growth of the adult education industry will drive a similar growth of the adult education supporting service industry.

•
Increasing Scale of Adult Education Institutions:   While the number of adult higher education institutions decreased from 2017 to 2022, the number of entrants to those institutions increased for the same period, indicating an increase in the average number of students at the adult higher education institutions. The scale of adult education institutions is expected to keep growing in the future. Many supporting service companies have emerged to provide such large-scale educational institutions with various supporting services to increase management efficiency, reduce management costs, and improve education quality.
•
Technology Advancement:   The adult education supporting service market is also driven by continuous technology innovations. Emerging information technologies, such as artificial intelligence, big data, and the Internet of Things, can provide better solutions for managing campuses.

Future Trends
According to Frost & Sullivan, the future trends for the adult education supporting industry in the PRC include:
•
Horizontal and Vertical Integration:   The supporting service providers will provide more comprehensive and integrated services by vertical integration, which will cover the full education process, including teaching content development, equipment and facilities supply, IT supporting service, and other auxiliary supporting services. Additionally, the currently decentralized adult education supporting service industry will benefit from horizontal integration through mergers and acquisitions to optimize resource allocation, improve economic efficiency, and achieve economies of scale.

•
Supporting Service Adapted to New Teaching Models:   Advanced technologies, such as big data analysis, cloud services, artificial intelligence, the Internet of Things, and virtual reality/augmented reality technologies, will improve the teaching environment and management efficiency of schools. Adult education supporting service companies will provide continuously updated supporting services adapted to new teaching environments and models.

Competitive Landscape
According to Frost & Sullivan, the adult education supporting service market is still at an early stage and is fragmented in terms of geographic coverage, the target customers, and service content. Kebiao Technology generated approximately RMB10.2 million in revenue in 2022, accounting for a market share of 0.286% of the adult education supporting service market in Sichuan Province.

BUSINESS
Overview
We are an exempted company with limited liability incorporated in the Cayman Islands and not a Chinese operating company, and this corporate structure involves unique risks to investors. As a holding company with no material operations of our own, we conduct all of our operations primarily through our PRC subsidiaries. Our PRC subsidiaries provide one-stop comprehensive education supporting services to adult education institutions, through a wide spectrum of software platform and auxiliary solutions, to meet the evolving needs of their customers in the rapidly changing adult education industry.
Our PRC subsidiaries’ services are primarily offered through the KB Platform, which facilitates streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and reduce human errors in data management. The KB Platform supports a broad range of functions, such as enrollment consultation, student information collection, enrollment status management, learning progress management, grade inquiry, and graduation management.
As part of the one-stop comprehensive education supporting services, our PRC subsidiaries also provide auxiliary solutions to adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, our PRC subsidiaries offer pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, as well as assistance in the application process. They also provide offline tutoring, exam administration services, and guidance on graduation thesis preparation.
Our PRC subsidiaries place a great premium on technology research and development. As of the date of this prospectus, our PRC subsidiaries have acquired 31 software copyrights since their incorporation in April 2020. In November 2022, Kebiao Technology, one of our PRC subsidiaries, was designated an HNTE (No. GR202251000919) by Sichuan Provincial Department of Science and Technology, Sichuan Provincial Department of Finance, and Sichuan Provincial Tax Bureau of the State Taxation Administration. This certification is awarded to companies that have engaged in continuous research and development and technology commercialization leading to significant independent intellectual property rights within certain high-tech sectors.
Our PRC subsidiaries’ business has experienced rapid growth since their inception. For the years ended December 31, 2021 and 2022, we had total revenue of approximately RMB5,026,000 and RMB10,239,000 (US$1,484,000), respectively. Our net income was approximately RMB395,000 and RMB5,360,000 (US$777,000) for the respective years. Our PRC subsidiaries have had a history of limited cash and sources of working capital. As of December 31, 2021 and 2022, our PRC subsidiaries had cash of approximately RMB6,000 and RMB2,604,000 (US$378,000), respectively, and had working (deficit)/capital of approximately (RMB492,000) and RMB6,589,000 (US$955,000), respectively. As of December 31, 2022, our PRC subsidiaries had provided technological support services to over 16 adult education institutions and had provided support services to approximately 28,000 students.
Our Competitive Strengths
We believe the following competitive strengths are essential for our success and differentiate us from our competitors:
Wide-Ranging Software Platform and Auxiliary Solutions Spanning the Whole Teaching Cycle
Our PRC subsidiaries provide a broad spectrum of software platform and auxiliary solutions to adult education institutions, encompassing the entire teaching cycle of adult education services. From student enrollment to academic administration, our PRC subsidiaries’ offerings cover all stages of educational process, including pre-enrollment, course completion, and post-graduation. See “— One-Stop Comprehensive Education Supporting Services.” Through the broad array of software platform and auxiliary solutions, our PRC subsidiaries provide their customers with one-stop comprehensive services in support of adult education, which not only foster customer satisfaction, but also increase revenue potential by reaching a wider customer base and meeting their diverse needs. Our PRC subsidiaries’ diverse service offerings enable them to stay nimble and responsive to the rapidly evolving adult education and technology landscape, and empowers them to meet the ever-changing needs of their customers with agility and precision.
Competitive Technological Advantages Fueled by Proprietary Software and Tech-driven Strategies
Our PRC subsidiaries value technology research and development and have invested approximately RMB1,184,000 (US$172,000) in independent technology research and development since April 2020. They have developed and upgraded various software systems or platforms, including the KB Platform, the Enrollment Information Automation Management System, the Backend Management System for Academic Administration, and the Education Service Management System. As of the date of this prospectus, our PRC subsidiaries have already acquired 31 software copyrights for those software systems or platforms. In 2022, Kebiao Technology, one of our PRC subsidiaries, was designated an HNTE (No. GR202251000919). Our PRC subsidiaries are tech-focused companies constantly advancing their proprietary technologies, enabling them to maintain a competitive edge in the market.
Robust Governmental Polices That Bolstered the Fast-Growing Adult Education Industry
Our PRC subsidiaries have strong growth potential as they operate within a rapidly expanding industry that is bolstered by a series of favorable governmental policies. Since 2019, the PRC government has continuously implemented regulations and policies to promote adult education. In 2020, the Ministry of Education of the PRC (the “MOE”) issued the Action Plan for Improving the Quality of Vocational Education (2020-2023), which focuses on providing high-quality, equitable, and outstanding vocational education. In 2021, the MOE issued the Notice of the General Office of the Ministry of Education on Strengthening the Management of Social Adult Education, which aims to standardize and develop social adult education. In 2022, the General Office of the Central Committee of the Communist Party of China issued the Outline of the Strategic Plan for Expanding Domestic Demand (2022-2035), which encourages society to provide a variety of educational services, support and standardize off-campus educational development, and steadily reform the management of private education. In 2022, the General Office of the Central Committee of the Communist Party of China also issued the Opinions on Deepening the Construction and Reform of Modern Vocational Education System, which aim to place a more prominent position on the development of high-quality modern vocational education and promote collaborative innovation among vocational education, higher education, and continuing education. The opinions have established specific targets, including enrolling no less than 10% of higher vocational enrollment in undergraduate vocational education by 2025 and achieving a world-class level of vocational education overall by 2035. Such robust governmental policies have provided our PRC subsidiaries with significant advantages, including favorable business environment, increasing customer demand, and ample funding opportunities.
Visionary and Experienced Management and Business Teams with Strong Technical and Operational Expertise
Our senior management and business teams’ extensive industry experience, insightful perspectives, and proven track record of execution are the driving factors behind our success. Mr. Yuan Li, our founder, Chief Executive Officer, and Chairman of the Board of Directors, has over a decade of experience in the education industry. He previously served as a general manager at a prominent education institution in China. Mr. Li has spearheaded the design and development of multiple training and education software programs, and is a senior expert in education and qualification enhancement. Mr. Xiang Lan, our Chief Operating Officer, has over 13 years of experience in marketing and human resources management. Mr. Lan served as a human resource manager at a distinguished international company and a regional executive at a leading private enterprise in China. Ms. Li Tan, our Chief Financial Officer, has over five years of experience in accounting and financial management. Ms. Tan served as a management accountant at various private companies in the PRC, responsible for conducting financial analysis, reporting, and oversight. See “Management.” Under the leadership of the management, our PRC subsidiaries have successfully identified and capitalized on the opportunities for growth in the adult education supporting service industry.
Our Growth Strategies
Our PRC subsidiaries intend to develop their business and strengthen brand loyalty by implementing the following strategies:

Further Expand Our PRC subsidiaries’ Business into New Markets with Unmet Demand
The adult education industry in China is evolving rapidly. According to the Frost & Sullivan Report, the market size of the adult education industry in China increased from approximately RMB665 billion in 2016 to approximately RMB1,216 billion in 2021, representing a CAGR of approximately 12.8%, and it is expected to further increase to approximately RMB1,880 billion in 2016, with a CAGR of approximately 9.1%. See “Industry — Overview of Adult Education Industry in the PRC.” We believe the growth of the adult education market will fuel the need for adult education technology services, as adult education institutions and organizations seek to streamline their enrollment and management procedures and to optimize the learning experiences of their students, which will create an enormous opportunity for education technology service providers such as our PRC subsidiaries.
To seize the potential growth opportunities in the adult education supporting service market, our PRC subsidiaries will continue their efforts to expand into new markets. Currently, our PRC subsidiaries mainly operate in Chengdu City and serve customers throughout Sichuan Province, where they had over 20,000 annual student enrollments as of December 31, 2022, which accounted for approximately 2.2% of the total adult education market in Sichuan Province. Since our PRC subsidiaries have established a set of processes and standards that can be replicated and promoted among their adult education institution partners to improve the efficiency and quality of their business collaboration, our PRC subsidiaries are well positioned to expand their business into additional cities and regions in Sichuan as well as other provinces, and to take advantage of the immense growth opportunities presented by the rapidly expanding market for adult education.
Expand Our PRC Subsidiaries’ Offerings with a Focus on Production Safety Training and Vocational Skills Development
Our PRC subsidiaries endeavor to further diversify their service offerings to include production safety training and related examination services. To that end, they plan to develop software for production safety training and exams, offer training and examination support services, and venture into the vocational skills training and examination market. The PRC government has implemented robust policies and regulations to prioritize safety production, and supports institutions that provide specialized training in this field. As the PRC government continues to prioritize emergency management and safety production, it is anticipated that the number of specialized training institutions in this field will increase, in line with government policies and strategic initiatives.
In light of the PRC government’s gradual standardization of production safety training and assessment, and the mandatory certification of certain positions, there is a significant demand for training and examination services in this particular area. For example, from 2019 to 2022, the annual assessments for special operators averaged over 400,000, making it the largest proportion in safety production training and examination in Sichuan Province. Our PRC subsidiaries plan to expand their market share by developing safety training and examination software, acquiring safety production training and examination institution licenses, and establishing three safety training and examination bases by 2024, with an aggregate estimated cost of approximately US$7.5 million. We plan to fund our PRC subsidiaries’ efforts to develop production safety training and related examination services with our working capital and the proceeds received from this offering. They aim to achieve an annual training and examination volume of 20,000. By 2025, our PRC subsidiaries aim to significantly increase profits and the number of trainees, and to establish three additional safety training and examination bases.
Continue to Invest in Technology Research and Development to Develop and Update Existing and New Software Systems and Expand Business and Profitability
Our PRC subsidiaries intend to continually invest in technology to increase their customers’ operating efficiency and enhance students’ learning experience. For example, our PRC subsidiaries plan to further improve their technologies for tracking and analyzing massive student data in real-time to improve teaching quality and enhance learning experience. They plan to improve their data analytics by leveraging artificial intelligence, thereby providing data-driven insights that may enhance their services. Moreover, to further encourage student engagement and interactions, our PRC subsidiaries plan to optimize and develop attractive new features for their software platforms, such as an online mock exam assessment tool and a database of faculty and teaching resources for graduate thesis guidance. Additionally, our PRC subsidiaries plan to enhance their customers’ marketing and enrollment efficiency by streamlining the process for prospective students to discover suitable programs and developing new tools, such as chatbot and real-time tactical support. Our PRC subsidiaries’ continuous investment in technology research and development will support the rapid growth of their business and establishes a technology-driven growth edge for the future.
Pursue Additional Strategic and Financially Attractive Acquisitions
Our PRC subsidiaries endeavor to identify, acquire, and integrate businesses that will complement and expand their adult education technology services, such as upstream and midstream companies in the adult education industry, while achieving synergies and generating attractive returns that are well in excess of their cost of capital. We plan to fund our PRC subsidiaries’ efforts to pursue such strategic acquisitions with the proceeds received from this offering. Using their disciplined approach for screening and evaluating potential opportunities, our PRC subsidiaries intend to continue to seek strategically and financially attractive acquisition targets that provide them with new capabilities. Our PRC subsidiaries have significant internal resources dedicated to tracking potential acquisition prospects which are formally reviewed by senior management on a regular basis. We believe that our PRC subsidiaries will continue to be an acquirer of choice in their industry and transact with smaller players at valuation levels that are attractive on a relative basis.
Our Business Model
Our PRC subsidiaries currently generate revenue from providing one-stop comprehensive education supporting services, through a wide spectrum of software platform and auxiliary solutions, to adult education institutions and organizations, enabling them to optimize their educational administration efficiency. Our PRC subsidiaries typically receive service fees, based on the number of the students serviced and the types of services they provide, typically ranging from RMB300 to RMB800 per person per year.
Customers
Our PRC subsidiaries primarily serve adult educational institutions in the PRC, which offer a variety of educational programs and courses for adults, including vocational training, professional development, and training courses for adult college entrance examinations and self-taught higher education examinations. As of the date of this prospectus, our customers mainly focus on the following three areas of education: (i) National Unified Examination for College Admissions for Adults, (ii) the Open University of China, and (iii) Self-taught Higher Education Examinations. During the years ended December 31, 2021 and 2022, our PRC subsidiaries served 10 and 16 customers, respectively. For the year ended December 31, 2021, the top three customers of our PRC subsidiaries, Sichuan Yuying Yiyang Technology Vocational School, Shenzhen Jiawen Management Consulting Co., Ltd., and Chengdu Jijia Vocational Skills Training School, accounted for 59%, 19%, and 11% of our total revenue, respectively. During the year ended December 31, 2022, the top three customers of our PRC subsidiaries, Chengdu Jinjiang New Vision Training School, New Vision Huoda (Chengdu) Educational Technology Co., Ltd., and Shenzhen Jiawen Management Consulting Co., Ltd., accounted for 50%, 19%, and 8% of our total revenue, respectively.
As an example of a typical transaction, under a service agreement entered into between Kebiao Technology, one of our PRC subsidiaries, and an adult education institution customer (the “Customer”), Kebiao Technology is required to (i) provide a range of auxiliary solutions to the Customer’s students, including enrollment, Q&A support, and tutoring services related to their courses and studies, (ii) timely respond to any question and request raised by the Customer’s students regarding the enrollment, courses, and examinations; (iii) maintain the software platforms provided by Kebiao Technology and ensure their reliability and functionality, including timely responding to various technical issues raised by the Customer’s students regarding live streaming, video replay, and document downloads; and (iv) keep and handle with care all information, data, and materials provided by the Customer, and are prohibited from using such information outside the scope of the service agreement or disclosing it to any third party. Pursuant to the service agreement, the Customer is required to pay service fees, within three months after settlement confirmation by both parties, based on the actual number of students served and the type of services provided, typically ranging from RMB300 to RMB800 per person per year. The service agreement typically has a term of one year and may be terminated (i) by Kebiao Technology if the Customer fails to make payments or a bankruptcy, liquidation, or other similar procedure occurs with respect to the Customer, or by (ii) the Customer if Kebiao Technology fails to the provide the services specified by the agreement and does not rectify the issues after receiving written notice from the Customer, or fails to maintain the confidentiality of the Customer’s information (including, but not limited to, personal information on the Customer’s students and other valuable data), resulting in disclosure of such information due to intentional or negligent actions.
Suppliers
The suppliers of our PRC subsidiaries consist primarily of service providers related to our offline auxiliary solutions, such as exam administration services and enrollment consulting services. No single supplier represented 10% or more of our PRC subsidiaries’ total purchases for the years ended December 31, 2021 and 2022.
One-Stop Comprehensive Education Supporting Services
Our PRC subsidiaries provide one-stop comprehensive education supporting services, through a wide range of software platforms and auxiliary solutions to adult education institutions, covering the whole teaching cycle of adult education services, from student enrollment to academic administration to graduation support.
As of the date of this prospectus, our PRC subsidiaries’ services are primarily offered through the KB Platform, a self-developed software platform that includes multiple systems, such as (i) the enrollment assessment system, (ii) the student information management system; (iii) the marketing system; (iv) the information announcement system; and (v) the student performance management system. The KB Platform has enabled adult education institutions to improve student management efficiency, save labor costs, and avoid human errors caused by data mismanagement. Our PRC subsidiaries’ offerings cover all of the stages of the educational process, from pre-enrollment through the course of study to post-graduation.
•
Prior-enrollment.   Through the KB Platform, our PRC subsidiaries offer a package of services that (i) facilitate prospective students’ selection of suitable schools/majors through an assessment system, (ii) collect all types of information on prospective students, (iii) provide admission status inquiry systems that allow prospective students to check their application status, and (iv) provide payment management systems that facilitate tuition payments and payment-related inquiries.

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Throughout the course of study.   Our PRC subsidiaries’ KB Platform offers multiple features, ranging from daily notifications and learning project statistics to in-depth analysis of learning periods and progress tracking. In particular, they offer exam preparation services, such as tracking and analyzing students’ learning progress, conducting pass rate analyses to monitor students’ success, and providing students with access to question banks to enhance their accuracy through targeted practice. Additionally, students may use the KB Platform to inquire about their grades and access online learning resources and supplemental training materials. The combination of these features can foster higher student retention rates, enhanced renewal rates, and increased referral rates.

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Post-graduation.   Our PRC subsidiaries provide a variety of services, including (i) tailored career planning based on students’ performance in completing adult education courses; (ii) ongoing guidance and support to facilitate their career advancement; and (iii) a wide range of work and internship opportunities by leveraging our PRC subsidiaries’ partnership and collaboration relationships with many hiring companies.

Furthermore, as part of our one-stop comprehensive education supporting services, our PRC subsidiaries provide auxiliary solutions in addition to their services provided through the KB Platform. Auxiliary solutions encompass teaching support services throughout the entire teaching cycle and related exam administration services. Specifically, in the pre-enrollment stage, our PRC subsidiaries (i) assist institution customers in developing tailored enrollment strategies and policies, based on their specific needs and resources; (ii) offer prospective students expert guidance on selecting suitable school/majors and developing application strategies, based on their assessment results through the assessment system on the KB Platform; (iii) provide training for entrance exams for their target schools and majors, such as offering training materials and practice questions; and (iv) provide assistance in the application process, such as analyzing the standardized breakdown of the application. Throughout the course of study, our PRC subsidiaries further provide offline face-to-face tutoring support to complement their online Q&A tutoring. In addition, our PRC subsidiaries also provide exam administration services, such as facilitating exam venue rentals and supporting exam administration. Regarding graduation support, the PRC subsidiaries also offer guidance on graduation theses, with the help of their pool of cooperative experts, as well as plagiarism checks for graduation theses and social practice assistance.
Software Platform
As of the date of this prospectus, our PRC subsidiaries’ services have been offered primarily through the KB Platform, which is a copyrighted software platform developed by our PRC subsidiaries and designed for educational institutions to efficiently manage enrollment processes and record and organize student information and data. The KB Platform includes multiple systems, including (i) the enrollment assessment system; (ii) the student information management system; (iii) the marketing system; (iv) the information announcement system; and (v) the student performance management system.
Upon successful login, the adult education institution customer is presented with the system navigation interface. By selecting the left-hand navigation menu, the relevant systems and modules, such as student management, financial management, and information announcement, are displayed on the right-hand side. Below are screenshots of the login and the system navigation interface of the KB Platform:
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The enrollment assessment system:   This system facilitates the backend management of enrollment assessments, which are taken by prospective students on the front-end website. The system provides functionalities such as question design, maintenance, and updating. The answers to each question can be assigned different scores, resulting in different total scores for prospective students. A tailored recommendation for the schools and majors that would best suit each assessment taker is made based on the total scores achieved. Below is a screenshot of the interface showing the aforementioned system and features:

测评题目
63
系统管理员
测评题目
添加题目
Create new questions
题目内容
输入题目内容
筛选
重置
题目内容
题目选项
启用/禁用
排序
创建时间
操作
你有意向的专业从以下选择
人力资源管理，旅游管理，酒店管理，会计学，汉语言文学，工程管理，计算机科学与技术，产品设计，护理学
9
2023-03-09 09:45:44
编辑
删除
你平时是否有学习、阅读的习惯?
是，否
8
2023-03-09 09:41:49
你目前最高学历是?
小学及以下，初中，高中，中专职校，大专，本科及以上
1
2023-02-28 14:58:54
你想提升到什么学历?
中专，大专，本科，研究生
2
2023-02-28 14:55:21
你目前的年龄?
17以下，18—25，25—30，30以上
3
2023-02-27 23:14:54
Assessment questions
Answer options
Question number
Entry time
Edit | Delete

•
The student information management system:   This system provides essential functionalities, such as import, export, creation, review, and tracking of student information. Our PRC subsidiaries’ customers can first download a designated student information template specific to their project and import student data accordingly. The system supports image integration, allowing ID card photos, identification photos, graduation certificate photos, and registration form photos to be included in an Excel document, which can then be imported directly into the student information management system. Furthermore, the system allows student data to be filtered and exported based on specific criteria. The system also includes features for reviewing communication records with students and managing student accounts on the front-end website. Through the system, customers of our PRC subsidiaries can access the history of communication records with each of their students, such as identification verification, course introductions, exam notifications, post-exam support, and exam results. Below is a screenshot of the interface showing the aforementioned system and features:

教务管理系统
全部学员
系统管理员
数据看板
学员列表
Student list
批量恢复
批量删除
批量取消毕业
批量标记毕业
批量注册
批量通过
导入学员
导出学员
新建学员
关键字
合作机构
所属学校
层次
所属专业
注册批次
审核状态
学籍状态
录入人
录入日期
至
录入时间
筛选
重置
学员管理
全部学员
待审核学员
未通过学员
已审核学员
已注册学员
已删除学员
学籍异动
财务管理
资料下载
公告管理
新闻资讯
学员意向报名
全部
网络教育
同等学力申硕
国家开放大学
成人高考
高等教育自学考试
操作
录入日期
报考项目
审核状态
学生姓名
性别
民族
身份证号码
学籍状态
报考学校
详情
更多
2023-05-18
高等教育自学考试
已审核
女
男
汉族
待注册
四川文理学院
成都理工大学
四川师范大学
四川农业大学
西南交通大学
Student information management
Entry time
Application program
Approval status
Name
Gender
Ethnicity
ID number
Enrollment status
Target school

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The marketing system:   Through enrollment assessment systems and project introductions, the marketing system collects basic student information, such as age, gender, educational background, contact information, and intended major. The information is then summarized in the system backend to generate intention profiles, which are utilized by adult education institutions’ consultants for follow-up calls with prospective students to expand their student enrollment Below is a screenshot of the interface showing the aforementioned system and features:

教务管理系统
学员意向报名记录
系统管理员
数据看板
合作机构
学员管理
学籍异动
财务管理
资料下载
公告管理 37
新闻资讯
学员意向报名
考试成绩管理
热门院校/专业
学员意向报名列表
List of students' preferred schools/majors
关键字
创建时间
至
名字
电话
微信/QQ
当前学历
意向学校
意向专业
创建时间
操作
大专
四川师范大学
信息管理与信息系统
2023-05-05 11:24:06
小学及以下
成都大学
会计学
2023-05-05 11:15:11
初中
成都大学
会计学
2023-05-05 11:05:11
中专
成都理工大学
英语专业
2023-03-05 22:37:45
中专
1070
1294
2023-03-05 18:47:09
高中
1136
1495
2023-03-05 11:37:14
2023-03-04
Name
Phone number
WeChat/QQ
Degree held
School of interest
Major of interest

•
The information announcement system:   This system enables the announcement and dissemination of system notifications to our PRC subsidiaries’ customers or their students. System messages come with a visual indicator, such as unread reminder bubbles, to draw attention to new announcements or notifications, ensuring they are promptly noticed and addressed. Below is a screenshot of the interface showing the aforementioned system and features:

•
The student performance management system:   This system focuses on managing and monitoring students’ academic performance, enabling them to inquire about their grades within the system. Customers are able to manually input individual student grades or import grades in bulk from the backend of this system. It also includes features for tracking grades, generating progress reports, identifying areas of improvement, and providing feedback to students. Below is a screenshot of the interface showing the aforementioned system.

教务管理系统
资料下载
公告管理 37
新闻资讯
学员意向报名
考试成绩管理
热门院校/专业
入学测评管理
毕业资料管理
项目管理
系统设置
考试成绩管理
37
系统管理员
考试成绩列表
导入
录入成绩
关键字
姓名/科目
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开始日期
至
结束日期
筛选
重置
学生姓名
考试科目
成绩
学校
专业
层次
录入时间
操作
曾科 工程经济与管理 90 四川旅游学院 建筑智能化工程技术 高起专 2022-12-12 13:20:48 编辑 删除
邓帅 社会统计学 90 四川旅游学院 建筑智能化工程技术 高起专 2022-12-12 13:20:48 编辑 删除
周禄萍 社会统计学 80 四川旅游学院 工商企业管理 高起专 2022-12-12 13:20:48 编辑 删除
洪珊珊 社会统计学 89 四川旅游学院 烹饪工艺与营养 高起专 2022-12-12 13:20:48 编辑 删除
胡强 护理学基础 71 四川旅游学院 烹饪工艺与营养 高起专 2022-12-12 13:20:48 编辑 删除
冯月 建筑力学 86 四川旅游学院 旅游管理 高起专 2022-12-12 13:20:47 编辑 删除
胥丹 人文英语 81 四川旅游学院 旅游管理 高起专 2022-12-12 13:20:47 编辑 删除
刘欢 应用概率统计 84 四川旅游学院 旅游管理 高起专 2022-12-12 13:20:46 编辑 删除
Name
Exam subject
Grade
School
Major
Education level
Edit | Delete
Student performance management system

Technology
The success of our PRC subsidiaries’ business depends on their proprietary technologies. As of the date of this prospectus, our PRC subsidiaries have already acquired 31 software copyrights. In 2022, Kebiao Technology, one of our PRC subsidiaries, was designated an HNTE (No. GR202251000919). Below is a list of representative software copyrights developed by our PRC subsidiaries that have been, or are expected to be, utilized to support their technical services for adult education institutions:
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Kebiao Technology Education Administrative Platform.   The Kebiao Educational Administration Platform is an online software platform designed for educational institutions to efficiently manage enrollment processes and record and organize student information and data. See “— Software Platform.”

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Education Service Management System.   The Education Service Management System is an online learning platform that offers a variety of functions, including course selection, lectures by esteemed teachers, one-on-one tutoring sessions, and shared resources by esteemed teachers.

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Comprehensive Management Software for Education Consulting Services.   The Comprehensive Management Software for Education Consulting Services is a comprehensive platform where education institutions can publish their course information, provide education counseling to prospective students through a live chat function, and enable students to easily enroll in courses and access other supplemental learning materials.

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Backend Management System for Academic Administration.   The Backend Management System for Academic Administration is a software solution for education institutions to streamline their administrative processes. The system facilitates the recording and organization of student data, teaching plans, classroom performance, and examination results, and assists administrative tasks such as classroom scheduling, while providing extensive and well-structured data for analysis, reporting, and decision-making.

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Mobile-based Online Education Management System.   The Mobile-based Online Education Management System is a mobile app that allows for efficient course management on mobile devices. Through this app, users can register for courses, manage their coursework, and access relevant learning materials. The app is designed to optimize the learning experience and enable users to learn on-the-go from any location.

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Cloud-based Online Course Learning Management System.   The Cloud-based Online Course Learning Management System is an online learning platform that enables online learning and course management for users. It contains features such as online courses, student management, and learning resource management. The platform provides a user-friendly interface, allowing students to learn online, participate in online discussions and Q&A sessions, and access course resources and assignments with ease.

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Intelligent Enrollment Publicity Management Software.   The Intelligent Enrollment Publicity Management Software provides education institutions with an automated solution for enrollment publicity and promotion. Its main functions include creating, uploading, and reviewing publicity and promotional materials, as well as managing publicity channels. This software enables education institutions to streamline labor intensive tasks, improve work efficiency, and increase accuracy during the enrollment publicity and promotion process.

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Enrollment Information Automation Management System.   The Enrollment Information Automation Management system is a software system designed for educational institutions to efficiently manage enrollment information and processes. The system automates the processing of student information and enrollment plans and coordinates and manages various enrollment channels and activities. By utilizing this system, educational institutions can enhance enrollment efficiency, reduce management costs, and improve data quality and management levels.

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Online Evaluation and Management Platform for Teaching Quality.   The Online Evaluation and Management Platform for Teaching Quality is an online education evaluation system for improving the efficiency and accuracy of education quality evaluation. The platform combines several evaluation functions, including student evaluation, course evaluation, and teaching quality evaluation, to achieve a comprehensive education and management of education quality.

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Education and Training System Software.   The Education and Training System Software is designed for managing and supporting educational and training activities. It can help education institutions manage student information, course details, teaching materials, lesson plans, examination results, and other teaching and management information. Moreover, the software enables students to access video courses, take exams, and efficiently manage their courses.

Competition
The adult education supporting service industry in the PRC are competitive and rapidly evolving, with many new companies joining the competition in recent years and few leading companies. We believe that our PRC subsidiaries’ ability to compete effectively for customers depends upon many factors, including the quality, reliability, and security of their software products, the quality of customer services and support, partnerships and collaborations with adult educational institutions, and the strength of their reputation and brands in the industry. We believe that our PRC subsidiaries are well-positioned to effectively compete in the adult education supporting service industry based on the factors listed above. Some of their current or future competitors, however, may have longer operating histories, greater market reputation, broader product and service offerings, or greater financial, technical, or marketing resources than our PRC subsidiaries do. For a discussion of risks relating to competition, see “Risk Factors — Risks Relating to Our Business and Industry — Our PRC subsidiaries face competition in the market for adult education supporting services, and we expect competition from existing competitors and other companies that may enter the market or introduce new solutions in the future, which could result in pricing pressures and a decline in both our market share and revenue.”
Intellectual Property
Our PRC subsidiaries regard their software copyrights, domain names, trade secrets, and similar intellectual property as critical to their success. Our PRC subsidiaries rely on a combination of copyright and trademark law, and confidentiality and non-disclosure agreements to protect their intellectual property rights. Our PRC subsidiaries also regularly monitor any infringement or misappropriation of their intellectual property rights.
As of the date of this prospectus, our PRC subsidiaries have registered:
•
31 software copyrights in the PRC (See “— Technology”);

•
one domain name in the PRC (namely, http://sc-kb.cn);

As of the date of this prospectus, our PRC subsidiaries have four pending trademark applications in the PRC.
Our PRC subsidiaries implement comprehensive measures to protect their intellectual property in addition to making software copyright and trademark registration applications. Our PRC subsidiaries’ key measures to protect their intellectual property include: (i) hiring outside legal counsel to assist in the protection of their intellectual property; (ii) timely registration and filing with relevant authorities and application of intellectual property right protection for their significant technologies and self-developed software; and (iii) conducting code reviews for their self-developed software to prevent copyright infringement.
Employees
Our PRC subsidiaries had 11, 14, and 18 full-time employees as of December 31, 2020, 2021, and 2022, respectively. The following table sets forth the number of our full-time employees as of December 31, 2022:
Function:	Number
Customer Services and Operations	6
Technology	3
Sales and Marketing	3
General and Administration	6
Total	18
Our PRC subsidiaries enter into employment contracts with a confidentiality clause with our full-time employees.
We believe that our PRC subsidiaries maintain a good working relationship with their employees, and they have not experienced material labor disputes in the past. None of their employees are represented by labor unions.
Facilities
Our principal executive offices are located in Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road, Jinjiang District, Chengdu City, Sichuan Province, China, where Kebiao Technology leases an office from an independent third party, Chengdu Yide Education Consulting Co., Ltd., with an area of approximately 3,444 square feet, with a lease term from December 15, 2022 to January 4, 2025, and with a monthly rent of RMB16,000.
We believe that the facilities that our PRC subsidiaries currently lease are generally adequate to meet their needs for the foreseeable future.
Insurance
As required by regulations in China, our PRC subsidiaries participate in various employee social security plans that are organized by municipal and provincial governments for their full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing funds plan. Our PRC subsidiaries are required under PRC law to make contributions from time to time to employee benefit plans for their full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China. Our PRC subsidiaries have not made adequate social security and housing fund contributions for all employees, and they may be required to make up for the shortfall in the social security contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. See “Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.” Our PRC subsidiaries do not maintain directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage our PRC subsidiaries maintain is in line with the industry. See “Risk Factors — Risks Relating to Our Business and Industry — Our PRC subsidiaries may not maintain adequate insurance, which could expose them to significant costs and business disruption.”
Seasonality
Our PRC subsidiaries’ business is not subject to seasonality.
Legal Proceedings
Our PRC subsidiaries are not currently a party to any legal proceedings that in the opinion of their management would have a material adverse effect on their business. From time to time, our PRC subsidiaries may become a party to various legal or administrative proceedings arising in the ordinary course of their business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims.

REGULATIONS
This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to the PRC subsidiaries’ business and operations. This summary does not purport to be a complete description of all the laws and regulations that apply to the PRC subsidiaries’ business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.
Regulations Related to Adult and Vocational Education
On July 5, 2021, the General Office of the Ministry of Education, enacted the Notice of Education on Strengthening the Management of Social Adult Education and Training (the “Notice No. 14”). The Notice No. 14 requires education administrative departments in different regions, including human resources, social security, civil affairs, market supervision, and other departments, to actively coordinate and cooperate with each other to strengthen the management of adult education and training and focus on the following aspects: ensuring the correct direction of education, standardizing the names of education institutions, enhancing enrollment management, selecting training content, optimizing teacher teams, innovating training models, improving fund management, guiding industry self-discipline, strengthening safety management, and implementing special governance measures.
On May 15, 1996, the National People’s Congress (the “NPC”) enacted the Vocational Education Law of the PRC (the “Vocational Education Law”), which was amended on April 20, 2022. The Vocational Education Law sets forth provisions on the general principles, basic system, and implementation guidelines for vocational education. The PRC government encourages the development of various levels and forms of vocational education, promotes diversified education, and supports the widespread and equal participation of social forces in vocational education. Vocational education includes vocational school education that is divided into secondary vocational school education and higher vocational school education, and vocational training includes pre-employment training, on-the-job training, reemployment training, and other vocational training offered by the corresponding vocational training institutions or vocational schools.
On September 16, 2020, the MOE and the Ministry of Human Resources and Social Security with seven other government departments jointly released and enacted the Action Plan for Improving the Quality of Vocational Education (2020-2023) (the “Action Plan No. 7”). The Action Plan No. 7 emphasizes that vocational education is as important as general education, establishes the goals of the development of vocational education, and stipulates the hierarchical structure of vocational schools, among other things.
On December 14, 2022, the Central Committee of the Communist Party of China and the State Council jointly released and enacted the Outline of the Strategic Plan for Expanding Domestic Demand (2022-2035) (the “Outline”). The Outline aims to improve the quality of educational services and to improve the system of vocational and technical education and training to enhance the adaptability of vocational and technical education. The Outline encourages social forces to provide diversified educational services, supports and standardizes the development of private education, regulates extracurricular education and training behavior comprehensively, promotes the steady reform of classified management of private education, and carries out high-level foreign cooperative education.
On December 21, 2022, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council enacted the Opinions on Deepening the Construction and Reform of Modern Vocational Education System. The Opinions on Deepening the Construction and Reform of Modern Vocational Education System propose promoting the construction and reform of the modern vocational education system, optimizing the vocational education types, exploring new models for construction of provincial modern vocational education system, building municipal industry education consortium, building industry education integration community, enhancing the key educational capabilities of vocational schools, developing teaching teams with both theoretical and practical skills, and building open regional practice centers for industry education integration.
The educational support services provided by our PRC subsidiaries to cooperative educational institutions align with the principles advocated by the aforementioned laws and regulations. Our PRC subsidiaries have not provided vocational education and training activities yet but will carry out relevant vocational education and training activities after obtaining relevant permits for vocational school education and vocational training. Our PRC subsidiaries have obtained all permits and records required for their current business operations, including, but not limited to a business license, and have not received any notice of non-compliance from any regulatory authorities as of the date of this prospectus.
Regulations Related to Software Services
On July 27, 2020, the State Council released and enacted the Notice of Issuing Several Policies to Promote the High-Quality Development of the Integrated Circuit Industry and Software Industry in the New Era (the “Notice in the New Era”).
The Notice in the New Era emphasizes that the integrated circuit industry and software industry are the core of the information industry and identifies them as the key force leading the new round of technological revolution and industrial transformation. The PRC government encourages eligible integrated circuit enterprises and software enterprises to list and raise funds both domestically and internationally, by providing equity financing, equity transfer, and other services to integrated circuit enterprises and software enterprises at different stages of development, expanding direct financing channels, and increasing the proportion of direct financing.
Regulations Related to Foreign Investment
On March 15, 2019, the NPC promulgated the Foreign Investment Law of the PRC (“the Foreign Investment Law”). The Foreign Investment Law aims to further open up and expand the Chinese market, promote foreign investment, and protect the legitimate rights and interests of foreign investors. The Foreign Investment Law defines foreign investment as direct or indirect investment by foreign investors in China. It includes the following categories: (i) foreign investors alone or jointly with other investors establishing a foreign-invested enterprise in China; (ii) foreign investors acquiring shares, equity, property shares, or other similar rights and interests in Chinese domestic enterprises; (iii) foreign investors alone or jointly with other investors investing in new projects in China; and (iv) legal and administrative investment in other ways specified by regulations or the State Council.
The Foreign Investment Law stipulates a pre-entry national treatment and negative list management system for foreign investment. Under the pre-entry national treatment, foreign investors enjoy at least the same level of market access to investment as domestic investors. On June 23, 2020, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020), which was amended on December 27, 2021 (Edition 2021) (the “Negative List”). The Negative List stipulates that foreign investors are not allowed to invest in industries where investment is prohibited. The Negative List also stipulates industries where foreign investment is restricted, and foreign investors should meet the relevant stipulated conditions. China grants national treatment to foreign investment outside of the Negative List. The Negative List shall be approved by the State Council and published after approval. Our PRC subsidiaries’ operating businesses and industries are not on the Negative List and are not subject to restrictions or prohibitions on foreign investment, as of the date of this prospectus.
The Foreign Investment Law stipulates that the PRC government shall not expropriate or requisition the investment of foreign investors, except under special circumstances in accordance with the existing laws and regulations. In case of expropriation or requisition, statutory procedures shall be followed, and fair and reasonable compensation shall be made in a timely manner. Foreign investors may, according to relevant laws and regulations, freely remit into or out of China, in RMB or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity, or liquidation income, among others. The PRC government shall protect the intellectual property of foreign investors and foreign-invested enterprises, as well as their legitimate rights and interests of intellectual property.
Regulations Related to Information Security and Privacy Protection
On December 29, 2011, the Ministry of Industry and Information Technology of the PRC (the “MIIT”) issued the Several Provisions on Regulating the Market Order of Internet Information Services (the “Several Provisions), which became effective on March 15, 2012. Pursuant to the Several Provisions,

Internet information service providers may not collect any users’ personal information or provide any such information to third parties without the consent of the users. An Internet information service provider shall expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the users’ personal information, and in case of any leak or likely leak of the users’ personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.
On December 28, 2012, the SCNPC issued and enacted the Decision on Strengthening Internet Information Protection, (the “Decision”). Pursuant to the Decision, the PRC government protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by stealing or other illegal means, nor sell or illegally provide certain information to others. The Decision further sets out the requirements for the Internet service providers. When collecting or using the personal electronic information of citizens in their business activities, the Internet service providers shall follow the principle of lawfulness, properness and necessity, explicitly disclose their purposes, methods and scopes for collection and use of the information, and may collect or use information without violating the laws and regulations or the agreement of both parties upon securing consent. Where the Internet service providers collect and use the personal electronic information of citizens, they shall disclose the rules for such collection and use. The network service providers as well as their personnel must keep in strict confidence of the personal electronic information of citizens collected in their business activities. They shall not divulge, distort, or damage such information, or shall not sell or illegally provide such information to others. Furthermore, the network service providers shall take technical measures and other necessary measures to ensure information security and prevent the disclosure, damage or loss of any personal electronic information of citizens collected in their business activities. In case of occurrence or possible occurrence of such disclosure, damage or loss of information, remedial measures shall be immediately taken.
On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017, to protect cyberspace security and order. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by critical information infrastructure operators during operations within the China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Operators of critical information infrastructure who purchase network products and services that may affect national security should pass the national security review organized by the national network information department in conjunction with relevant departments of the State Council. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.
On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law provides that the PRC government has established a data security review system to conduct national security reviews on data processing activities that affect or may affect national security. China shall establish a data classification and grading protection system, formulate important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law by providing important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which became effective on November 1, 2021. The Personal

Information Protection Law specifies the rules for processing sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including, but not limited to, information on biometric characteristics, financial accounts, and individual location tracking, as well as the personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines, or other penalties.
On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.
On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Network Data Security Administration Draft was December 13, 2021.
As of the date of this prospectus, our PRC subsidiaries have implemented measures, including archive management practices and confidentiality systems, to safeguard the personal information collected during their operations, and they have not experienced any incidents of improper acquisition, leakage, illegal use, or provision of users’ personal information, or received any administrative penalties for illegal or unlawful operations related to information security. Furthermore, as confirmed by our PRC counsel, China Commercial Law firm, we are not subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures, or if the Security Administration Draft is enacted as proposed, because our PRC subsidiaries are not CIIOs or online platform operators that process personal information of at least one million individuals or engage in data processing activities that affect or may affect national security. Neither we nor our PRC subsidiaries have been involved in any investigations on cybersecurity reviews initiated by any PRC regulatory authority, nor have any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures, as of the date of this prospectus. See “Risk Factors — Risks Relating to Doing Business in the PRC — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offering.”
Regulations Related to Intellectual Property Rights
Trademark
Trademark are protected by the Trademark Law of the PRC, which was promulged by the SCNPC in 1982 and last amended in 2019, with its implementation rules adopted by the State Council in 2002 and most recently amended in 2014. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as the PRC State Intellectual Property Office of the State Administration for

Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a first-to-file principle with respect to trademark registration. Where a trademark for which an application has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a sufficient degree of reputation through such party’s use.
As of the December 31, 2022, our PRC subsidiaries had registered one trademark in the PRC. No trademark infringement claim has been filed against our PRC subsidiaries as of the date of this prospectus.
Copyright
The SCNPC promulgated the Copyright Law of the PRC in 1982 and most recently amended it in 2010. Pursuant to the Copyright Law of the PRC, works of Chinese citizens, legal persons, or other organizations shall enjoy copyright pursuant to this Law regardless of whether they are published. Works shall include, among other things, literature, art, natural science, social science, engineering, and technical works created in the following forms: (1) written works; (2) oral works; (3) musical, dramatic, opera, dance, acrobatic artistic works; (4) art, architectural works; (5) photographic works; (6) film work and work created using methods similar to film making; (7) graphic works and model works such as engineering design plan, product design plan, map, schematic diagram, etc.; (8) computer software; and (9) any other works stipulated by laws and administrative regulations. Persons who have committed the infringement acts shall bear civil liability to stop the infringement, eliminate the impact, make apologies, compensate losses, etc., in accordance with the circumstances.
On June 4, 1991, the State Council formulated and enacted the Regulations on the Protection of Computer Software (the “Computer Software Protection Regulations”), which was amended most recently on January 30, 2013. The Computer Software Protection Regulations stipulate that Chinese citizens, legal persons, or other organizations shall enjoy copyright in the software developed by them, whether published or not, in accordance with these regulations. Software copyright owners may license others to exercise their software copyright and have the right to receive compensation. The software copyright of a legal person or other organization shall have a protection period of 50 years ending on December 31 of the 50th year after the first publication of the software.
As of December 31, 2022, our PRC subsidiaries had registered 31 software copyrights in the PRC. No software copyright infringement claim has been filed against our PRC subsidiaries as of the date of this prospectus.
Domain Name
The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Names in 2017. Pursuant to such measures, the Ministry of Industry and Information Technology is in charge of the overall administration of domain names in China. Domain name registration services shall implement a first-to-file principle. A domain name applicant will become the domain name holder upon the completion of the application procedure.
As of the December 31, 2022, our PRC subsidiaries were the registered holder of one domain name in the PRC. No infringement claim has been filed against the domain name of our PRC subsidiaries as of the date of this prospectus.
Regulations Related to Employment
On June 29, 2007, the SCNPC promulged the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective as of January 1, 2008 and was amended in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, and restricts the use of temporary workers. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law promulgated by the SCNPC effective as of July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, the Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute to the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees. Our PRC subsidiaries participate in various employee social security plans for some of our employees that are administered by local governments, including housing, pension, medical insurance, and unemployment insurance. Our PRC subsidiaries compensate our employees with basic salaries as well as performance-based bonuses. However, as of the date of this prospectus, our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by relevant PRC regulations. See “Risk Factors — Risks Related to Our Business — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”
Regulations Related to Social Welfare
Under the Social Insurance Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective as of July 1, 2011, and was most recently amended on December 29, 2018, and together with other laws and regulations, employers are required to pay pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT is solely responsible for collecting social insurance premiums. When an employer fails to fully pay social insurance premiums, the relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such an employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.
In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.
Our PRC subsidiaries have not paid the social insurance and housing funds for our employees in full and could be required to pay outstanding contributions and penalties and have not received any inquiry, notice, warning, or sanctions regarding late fees, fines, or any other administrative penalties for illegal or unlawful operations in connection with social welfare as of the date of this prospectus. See “Risk Factors — Risks Relating to Doing Business in the PRC — Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.”

Regulations Related to Foreign Exchange
Since 2012, the SAFE has promulgated several circulars to substantially amend and simplify the foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and the remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require the SAFE’s approval or verification. In addition, domestic companies are no longer limited to extending cross-border loans only to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates, and multiple capital accounts for the same entity may be opened in different provinces. The SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches. In February 2015, the SAFE promulgated the SAFE Circular 13, which took effect on June 1, 2015. The SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under the relevant SAFE rules from the SAFE’s local branches to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.
The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of the SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to the Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although the Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in the Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violation of the SAFE Circular 19 or Circular 16 could result in administrative penalties.
On January 26, 2017, the SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.
Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Even though we may remit the income outside of China, the fluctuation in exchange rates may be a disadvantage to us if RMB depreciates.

Regulations Related to Taxation
Enterprise Income Tax
On March 16, 2007, the NPC enacted the EIT Law, and the State Council promulgated the Implementing Rules of the EIT Law, or the Implementing Rules, on December 6, 2007, both of which became effective on January 1, 2008. The SCNPC further amended the EIT Law on February 24, 2017, which stimulates that corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China. Corporate income tax shall be payable by a non-resident enterprise, for income derived from or accruing in China by its office or premises established in China, and for income derived from or accruing outside China for which the established office or premises has a de facto relationship. The corporate income tax shall be at the rate of 25%. The applicable tax rate for income of a non-resident enterprise under the provisions of the third paragraph of Article 3 of the EIT Law shall be 20%. Corporate income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%. The SAT provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria are more focused on substance rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (i) the senior management and core management departments in charge of its daily operations have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published the Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters. However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by the PRC enterprises or PRC enterprise groups rather than those controlled by the PRC individuals or foreign individuals. As of the date of this prospectus, no further criteria or applicable legal precedents have been released, and therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is possible that we will be classified as a PRC “resident enterprise” for the PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment. Please see “Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment” for more details.
On August 21, 2006, China and the Hong Kong Special Administrative Region signed the Double Tax Avoidance Arrangement. When a Chinese company distributes dividends to Hong Kong residents (beneficiary owners of dividends), if the recipient directly owns at least 25% of the equity interest in the above-mentioned Chinese company, the Chinese withholding tax rate may be lowered from 10% to 5%.
On October 14, 2019, the SAT promulgated the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which stimulate that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these measures for future inspection, and accept follow-up administration by the tax authorities.
Value-Added Tax
On December 13, 1993, the State Council promulgated the Provisional Regulations on Value-added Tax (VAT) of the PRC, which was most recently amended on November 19, 2017. On December 25, 1993,

the MOF, promulgated the Implementation Rules for the Provisional Regulations on Value-added Tax of the PRC, which were revised on December 15, 2008 and October 28, 2011. The organizations and individuals engaging in the sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovables and importation of goods in the PRC shall be taxpayers of VAT, and shall pay VAT pursuant to these regulations.
On November 16, 2011, the MOF and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the MOF and SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which stimulate that the pilot program of replacing business tax with value-added tax herein referred to as replacing business tax with value-added tax will be comprehensively launched nationwide starting from May 1, 2016. All business tax taxpayers in the construction industry, real estate industry, financial industry, life service industry, and other industries will be included in the pilot scope with the change from paying business tax to paying value-added tax. The scope of value-added tax taxable activities includes business activities related to education supporting services, including services such as educational evaluation, exams, and enrollment.
Regulations Related to the PRC Corporate Establishment and Dividend Distribution
Pursuant to the Company Law of the PRC (the “Company Law”), which was promulgated on December 29, 1993 and most recently amended on October 26, 2018, companies are generally divided into two categories: limited liability companies and joint stock limited companies. The Company Law also applies to foreign-invested limited liability companies, unless otherwise provided by other relevant laws or regulations on foreign investment. The Company Law does not specify a time limit for shareholders to make full capital contributions to the company, unless other relevant laws, administrative regulations and decisions of the State Council may provide otherwise for companies in specific industries. In most cases, shareholders can set a time limit for capital contributions in the company’s articles of association. In addition, the first payment of the company’s registered capital is not limited by a minimum amount, the company’s business license does not need to record its paid-up capital, and the shareholders’ contribution to the registered capital does not need to be verified by a capital verification agency.
Regarding dividend distribution, the Company Law of the PRC provides that a company shall contribute at least 10% of its after-tax profits of the current year into its statutory surplus reserve unless the aggregate sum of such reserve reaches 50% of its registered capital. Where the balance of the statutory surplus reserve of a company is insufficient to make good its losses in the previous year, the company shall make good such losses using its profits of the current year before making a contribution to the statutory surplus reserve in accordance with the aforementioned provisions. Upon contribution to the statutory surplus reserve using its post-tax profits, a company may make a further contribution to the surplus reserve using its post-tax profits in accordance with a resolution of the shareholders’ meeting or the shareholders’ general meeting. Shareholders of a limited liability company are entitled to dividends in accordance with the percentage of their respective paid-in capital contribution, unless all shareholders agree that they will not be distributed with the dividends based on the percentage of their capital contribution.
Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents
In July 2014, the SAFE issued the SAFE Circular 37, which regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by the PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, and round trip investment refers to the direct investment activities carried out by domestic residents directly or indirectly through special purpose companies, namely, establishing foreign-invested enterprises or projects (hereinafter referred to as foreign-invested enterprises) in China through new establishment, mergers or acquisitions to obtain the ownership, control rights, and management rights and interests.
The Circular 37 requires that, before making contributions to an SPV, the PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch.

In February 2015, the SAFE promulgated the SAFE Circular 13. The SAFE Circular 13 has amended the SAFE Circular 37 by requiring the PRC residents or entities to register with qualified banks instead of the SAFE or its local branch in connection with their establishment of an SPV.
In addition, pursuant to the SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name, and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with these registration requirements as set forth in the SAFE Circular 37 and the SAFE Notice 13, and misrepresentation on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.
As of the date of this prospectus, all of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the SAFE Circular 37. See “Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.”
Regulations Related to Foreign Debt
As an offshore holding company, we may make additional capital contributions to Shenzhen Kebiao or Jiade Zhigao subject to approval from the local department of commerce and the SAFE, with no limitation on the amount of capital contributions. We may also make loans to Shenzhen Kebiao or Jiade Zhigao subject to the approval from the SAFE or its local office and the limitation on the amount of loans.
By means of making loans, Shenzhen Kebiao is subject to the relevant PRC laws and regulations relating to foreign debts. On January 8, 2003, the NDRC, the SAFE, and the MOF, jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Foreign Debts Provisions, which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested enterprises and domestic enterprises is calculated as twice the net assets of such enterprises. On March 11, 2020, the PBOC and the SAFE jointly promulgated the Circular 64, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9 and not exceed 250% of the net asset of relevant PRC subsidiaries. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements.
The PBOC Circular 9 or Circular 64 does not supersede the Foreign Debts Provisions, but rather serves as a supplement to it. It provides a one-year transitional period from January 11, 2017 for foreign-invested enterprises, during which foreign-invested enterprises, such as Shenzhen Kebiao and Jiade Zhigao, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. Following the expiration of the transitional period on January 11, 2018, pursuant to the PBOC Circular 9, the PBOC and SAFE shall re-evaluate the calculation method for foreign-invested enterprises and determine what the applicable calculation method should be. As of the date of this prospectus, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. See “Risk Factors — Risks Relating to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.”

Regulations Relating to M&A
On August 8, 2006, six PRC governmental and regulatory agencies, including the CSRC and MOFCOM, promulgated the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies (non-foreign-invested enterprises) and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The M&A Rules also require that if an overseas company established or controlled by PRC companies or individuals, the PRC citizens individual or collectively, intends to acquire equity interests or assets of any other PRC domestic company (non-foreign-invested enterprises) affiliated with the PRC citizens, such acquisition must be submitted to the MOFCOM for approval. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. On December 18, 2008, the Foreign Investment Department of the Ministry of Commerce promulgated the Guidelines, which became effective on December 18, 2008. The Guidelines stipulates that the transfer of equity from established foreign-invested enterprises from Chinese parties to foreign parties does not refer to the M&A Rules, regardless of whether there is a related relationship between the Chinese and foreign parties nor whether the foreign parties are existing shareholders or new investors, and the domestic enterprises as the target company of the merger only includes domestic enterprises. See “Risk Factors — Risks Relating to Doing Business in the PRC — The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.”
According to our PRC legal counsel, China Commercial Law Firm, neither we nor our subsidiaries are required to submit such approval application to the CSRC under the M&A Rules, because we acquired the controlling equity interests in domestic operating subsidiaries through the acquisition of Jiade Zhigao, which is a foreign-invested enterprise.
Regulations Relating to Overseas Listings
On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, are required to complete the filing procedure and submit relevant information to the CSRC; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenue, or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.
On the same day, the CSRC issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing.

Along with the Trial Measures, the Archive Provisions were promulgated on February 24, 2023, which apply to companies providing documents or materials involving state secrets or working secrets of government agencies. Specifically, the Archive Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. It is our understanding that the Archive Provisions only apply to companies providing documents or materials involving state secrets or working secrets of government agencies. In that case, companies shall apply to the competent department with examination and approval authority for approval in accordance with relevant laws and regulations. As advised by our PRC counsel, China Commercial Law firm, the documents we have provided or disclosed, or plan to provide or disclose, do not contain any state secrets or working secrets of government agencies. However, there remains uncertainty as to how relevant competent authorities will define “state secrets or working secrets of government agencies.” If such authorities recognize that the documents we have disclosed or provided, or plan to disclose or provide, contain “state secrets or working secrets of government agencies,” we or our PRC subsidiaries may be subject to the approval requirements of the Archive Provisions. See “Risk Factors — Risks Relating to Doing Business in the PRC — The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities subject us to additional compliance requirements in the future.”
We will submit filing applications with the CSRC within three business days after our offering and listing application is submitted. As of the date of this prospectus, neither we nor our PRC subsidiaries have received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, we are not able to guarantee that we will obtain such filings or approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

MANAGEMENT
Set forth below is information concerning our directors, director appointees, and executive officers.
The following individuals are our executive management and members of the board of directors.
Name	Age	Position(s)
Yuan Li	33	Chief Executive Officer, Director, and Chairman of the Board of Directors
Li Tan	32	Chief Financial Officer
Xiang Lan	36	Chief Operating Officer
Hangyu Dai	34	Chief Technology Officer
Kunqi Bai	44	Director*
Shuang Qiu	33	Independent Director Appointee*
Shaoping Lu	61	Independent Director Appointee*
Yaxuan Yang	35	Independent Director Appointee*

*
Kunqi Bai, Shuang Qiu, Shaoping Lu, and Yaxuan Yang have accepted appointments to be our directors, effective immediately prior to the effectiveness of our registration statement of which this prospectus is a part.

The following is a brief biography of each of our executive officers, directors, and director appointees:
Mr. Yuan Li has served as our Chairman of the Board of Directors and Chief Executive Officer since June 2023, and our director since February 2023. As the founder of Kebiao Technology, Mr. Li has served as the chief executive officer of the company since its incorporation in April 2020, responsible for the management of day-to-day operations and high-level strategizing and business planning. Mr. Li has over 10 years of experience in business management. From November 2017 to March 2019, Mr. Li served as a general manager at Charming Education, an adult education company that specialized in self-study exams, adult higher education, and the Open University of China. From July 2014 to September 2017, Mr. Li served as a general manager at Sichuan Gengu Education Investment Co., Ltd., responsible for the company’s daily operations, formulating long-term strategic plans, and setting operational goals for its continued growth. Mr. Li received his associate degree in Chinese Language and Literature from Sichuan Normal University in 2017.
Ms. Li Tan has served as our Chief Financial Officer since June 2023, and she is responsible for our overall financial management, including financial planning, accounting, and tax compliance. Ms. Tan has over five years of experience in accounting and financial management. Since October 2019, Ms. Tan has served as the financial director of Kebiao Technology, where she is responsible for supervising the company’s financial compliance, conducting thorough reviews, and overseeing the preparation of financial statements and reports. From August 2018 to August 2019, Ms. Tan served as a management accountant at Sichuan Juma Enterprise Management Co., Ltd., responsible for the company’s financial compliance and auditing. From February 2017 to June 2018, Ms. Tan served as an accountant at Yimikang Technology Group Co., Ltd., responsible for the overall financial management of one of its subsidiaries. Ms. Tan received her bachelor’s degree in Information Management and Information Systems from China West Normal University in 2014.
Mr. Xiang Lan has served as our Chief Operating Officer since June 2023. Mr. Lan has over 13 years of experience in marketing and human resources management. Since May 2020, Mr. Lan has served as the marketing manager at Kebiao Technology, responsible for the company’s market development and operations. Prior to joining us, Mr. Lan served as the manager of the microfinance marketing department at Chengdu Chongzhou Heli Technology Microfinance Co., Ltd. from July 2012 to April 2022, where he was responsible for market expansion and departmental management of the company’s microloan business. From July 2009 to July 2011, Mr. Lan served as a senior recruiting specialist of the human resources management department at UTAC Chengdu Ltd (SMIC-Chengdu), responsible for recruiting engineers and operators. Mr. Lan received his bachelor’s degree in English from Chengdu Institute Sichuan International Studies University in 2009.

Mr. Hangyu Dai has served as our Chief Technology Officer since June 2023, primarily responsible for the Company’s product development. From February 2019 to May 2023, Mr. Dai served as the technology director at Chengdu Lingyang Technology Co., Ltd, responsible for product development and project management. From March 2015 to December 2018, Mr. Dai served as the deputy general manager of Sichuan Yunbaite Technology Co., Ltd., responsible for the company’s marketing and technical departments. From June 2013 to December 2014, Mr. Dai served as a product manager at Chengdu Jinwang Technology Co., Ltd., where he was in charge of market communication and project planning. Mr. Dai received his bachelor’s degree in Computer Science and Technology from Sichuan Normal University in 2017.
Mr. Kunqi Bai will serve as our director, starting immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Since August 2005, Mr. Bai has served as the executive deputy general manager of Sichuan Huifeng Western Enterprise Management Co., Ltd., a subsidiary of Sichuan Normal University Investment Co., Ltd., where he is responsible for the management of the company’s day-to-day operations. Mr. Bai received his associate degree in law from Central Radio and Television University in 2005, and his bachelor’s degree in Chinese Language and Literature from Sichuan Normal University in 2007. Mr. Bai’s expertise in executive management and knowledge of our business make him a valuable addition to our board of directors.
Mr. Shuang Qiu will serve as our independent director, starting immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Mr. Qiu has extensive experience in investment and management. Since June 2017, Mr. Qiu has served as a general manager at Huachuang Acceleration Technology Chengdu LLC, responsible for overseeing the company’s overall operations, including setting and implementing strategies plans, supervising staff, and maintaining relationships with customers. From March 2016 to June 2017, Mr. Qiu served as a vice president at Kenya East Africa Tongsheng Investment Co., Ltd., responsible for the company’s business development. Mr. Qiu has also served as a director of Sichuan Xinsanhao Education Technology LLC since December 2019. He received his bachelor’s degree in Economics and East Asian Studies from University of California, Davis in 2014, and his master’s degree in Technology, Innovation, and Entrepreneurship from Tel-Aviv University in 2018. Mr. Qiu is well qualified to serve as our independent director due to his expertise in corporate governance and insights into the education industry.
Dr. Shaoping Lu will serve as our independent director, starting immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. With decades of experience in investment analysis, asset management, and project finance, Dr. Lu has assisted many Chinese companies with their U.S. listings. Since March 2002, Dr. Lu has served as the chairman of the board of directors and the chief executive officer of China Hi-Tech Fund LLC, a company that provides investment banking services, financial services, and direct investment to small- to mid-sized Chinese companies. Dr. Lu has assisted companies in securing funding in excess of RMB21 billion (US$3 billion) for a variety of projects at China Hi-tech. Since August 2019, Dr. Lu has also served as a director at Enesoon New Energy Group Ltd., where he is responsible for overseeing the general management and financial matters of the company. From August 1997 to March 2022, Dr. Lu founded and served as the president of Wanda International, Inc., a company dedicated to promoting cultural exchange and economic cooperation between China and the United States, where he was responsible for the management of the company’s day-to-day operations and business planning. From 1991 to 1993, Dr. Lu served a professor in Mathematics in West Virginia University. Dr. Lu received a bachelor’s degree in Mathematics from Central China Normal University in 1982, and a master’s degree in Applied Mathematics from the Institute of Applied Mathematics of Chinese Academy of Sciences in 1986, and a Ph.D. degree in Applied Mathematics from the City University of New York in 1990. Dr. Lu’s expertise in investment analysis, asset management, and project finance, as well as his academic background, make him a valuable addition to our board of directors.
Ms. Yaxuan Yang will serve as our independent director, starting immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Since November 2019, Ms. Yang has served as a project director at First Fidelity Capital (International) Limited, a Hong Kong-based financial services provider, where she is responsible for performing financial analysis and overseeing strategic initiatives and project management. From February 2017 to October 2019, Ms. Yang served as the treasury director at Tempus Holdings Limited, a Hong Kong-listed investment holding company (HKG: 6880), where she was responsible for capital planning, fund management, and financing of listed companies. From June 2016 to

January 2017, Ms. Yang served as a project manager of the asset management department at Huajin Securities Co., Ltd. Ms. Yang received her bachelor’s and master’s degrees in Finance in 2010 and 2012, respectively, both from Renmin University of China. Ms. Yang is well qualified to serve as our independent director due to her extensive experience in finance and project management.
Family Relationships
None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.
Board of Directors
Our board of directors will consist of five directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
Duties of Directors
Under Cayman Islands law, all of our directors owe fiduciary duties to Jiade Cayman. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association to be amended and effective on or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.
In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others:
•
appointing officers and determining the term of office of the officers;

•
exercising the borrowing powers of the company and mortgaging the property of the company;

•
maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers
Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.
Qualification
There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Pursuant to the employment agreements, the form of which is filed as Exhibit 10.1 to the registration statement of which this prospectus forms a part, we have agreed to employ each of our executive officers for an initial term of three years, which could be automatically extended for successive one-year terms unless either party provides a one-month prior written notice to terminate the employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.
We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2022, we paid an aggregate of RMB458,000 (US$66,000) as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.
Insider Participation Concerning Executive Compensation
Our Chairman of the Board of Directors and director, Mr. Yuan Li, has been making all determinations regarding executive officer compensation from the inception of our Company. When our Compensation Committee is set up, it will be making all determination regarding executive officer compensation (please see below).
Committees of the Board of Directors
We will establish three committees under the board of directors prior to the closing of this offering: an audit committee, a compensation committee, and a nominating and corporate governance committee. The appointment to the committees will be effective immediately upon the effective date of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of Yaxuan Yang, Shaoping Lu, and Shuang Qiu. Yaxuan Yang will be the chairperson of our audit committee. We have determined that Yaxuan Yang, Shaoping Lu, and Shuang Qiu will satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yaxuan Yang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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reviewing with the independent auditors any audit problems or difficulties and management’s response;

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discussing the annual audited financial statements with management and the independent auditors;

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reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

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reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee will consist of Yaxuan Yang, Shaoping Lu, and Shuang Qiu. Shuang Qiu will be the chairperson of our compensation committee. We have determined that Yaxuan Yang, Shaoping Lu, and Shuang Qiu will satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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reviewing and approving the total compensation package for our most senior executive officers;

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approving and overseeing the total compensation package for our executives other than the most senior executive officers;

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reviewing and recommending to the board with respect to the compensation of our directors;

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reviewing periodically and approving any long-term incentive compensation or equity plans;

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selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•
reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee will consist of Yaxuan Yang, Shaoping Lu, and Shuang Qiu. Shaoping Lu will be the chairperson of our nominating and corporate governance committee. Yaxuan Yang, Shaoping Lu, and Shuang Qiu satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
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identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

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reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

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identifying and recommending to our board the directors to serve as members of committees;

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advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics
Our board of directors will adopt a code of business conduct and ethics, which is to be filed as Exhibit 99.1 of this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:
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each of our directors and executive officers who beneficially own our Ordinary Shares; and

•
each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 22,235,471 Ordinary Shares outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.
Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have five shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.
	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers(1):
Yuan Li(2)	11,583,500	52.09%	11,583,500	47.40%	11,583,500	46.77%
Li Tan	—	—	—	—	—	—
Xiang Lan	—	—	—	—	—	—
Hangyu Dai	—	—	—	—	—	—
Kunqi Bai	—	—	—	—	—	—
Shuang Qiu	—	—	—	—	—	—
Shaoping Lu	—	—	—	—	—	—
Yaxuan Yang	—	—	—	—	—	—
All directors and executive officers as a group (eight individuals):	11,583,500	52.09%	11,583,500	47.40%	11,583,500	46.77%
5% Shareholders(3):
JD LIYUAN LIMITED(2)	8,416,500	37.85%	8,416,500	34.44%	8,416,500	33.98%
ZHOUZHIRONG LIMITED(4)	6,616,500	29.76%	6,616,500	27.08%	6,616,500	26.72%
JDZTZG LIMITED(2)	2,100,000	9.44%	2,100,000	8.59%	2,100,000	8.48%
WISMASS BVI(5)	4,035,471	18.15%	4,035,471	16.51%	4,035,471	16.29%

Notes:

(1)
Unless otherwise indicated, the business address of each of the individuals is Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road, Jinjiang District, Chengdu City, Sichuan Province, China.

(2)
Represents (i) 8,416,500 Ordinary Shares held by JD LIYUAN LIMITED, a British Virgin Islands company that is 100% owned by Mr. Yuan Li, who has the sole voting and dispositive power over these Ordinary Shares, (ii) 1,067,000 Ordinary Shares held by JDJDZG LIMITED, a British Virgin Islands company that is 16.82% owned by Mr. Li, who has sole voting and dispositive power over these Ordinary Shares, and (iii) 2,100,000 Ordinary Shares held by JDZTZG LIMITED, a British Virgin Islands company that is 79.72% owned by Mr. Li, who has the sole voting and dispositive power over these Ordinary Shares.

(3)
Unless otherwise indicated, the business address of the following shareholders is Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

(4)
The number of Ordinary Shares beneficially owned prior to this offering represents 6,616,500 Ordinary Shares held by ZHOUZHIRONG LIMITED, a British Virgin Islands company that is 100% owned by Ms. Zhirong Zhou.

(5)
The number of Ordinary Shares beneficially owned prior to this offering represents 4,035,471 Ordinary Shares held by WISMASS BVI, a British Virgin Islands company, which is 100% owned by Ms.  Suetmui Lee, who has the sole voting and dispositive power over these Ordinary Shares.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS
Material Transactions with Related Parties
The relationship and the nature of related party transactions are summarized as follows:
Name of Related Party	Relationship to Our Company
Chengdu Jinjiang District New Vision Training School (“New Vision”)	A private non-enterprise organization significantly influenced by Ms. Jie Tong, who is the spouse of Mr. Yuan Li, our Chief Executive Officer and Chairman of the Board of Directors
Sichuan Zhongtai Zhigao Information Technology Consulting Partnership (Limited Partnership) (“ZTZG”)	Holding 10% or more of our Ordinary Shares
Yuan Li	100% owner of our largest shareholder entity and our Chief Executive Officer and Chairman of the Board of Directors
Zhirong Zhou	Holding 10% or more of our Ordinary Shares
Xiang Lan	Key Management of our Company
Accounts receivable-related party
	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2022	June 30, 2023
	RMB	RMB	RMB	USD	RMB
New Vision(1)	—	129,050	3,803,779	551,496	—
Amounts due from related parties
	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2022	June 30, 2023
	RMB	RMB	RMB	USD	RMB
New Vision(2)	106,753	760,754	—	—	—
Ms. Zhirong Zhou	—	—	99	14	—
ZTZG(5)					5,029,200
Mr. Yuan Li					2,729
Total	106,753	760,754	99	14	5,031,929
Amounts due to related parties
	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2022	June 30, 2023
	RMB	RMB	RMB	USD
ZTZG(3)	—	—	590,000	85,542	—
Mr. Xiang Lan	—	—	577	84	—
Mr. Yuan Li(4)	1,039,164	556,190	20,025	2,903	—
Total	1,039,164	556,190	610,602	88,529	—

(1)
For the years ended December 31, 2021 and 2022, we provided education supporting services to New Vision. As of February 28, 2023, the trade receivable balance from New Vision in the amount of RMB3,803,779 was fully collected.

(2)
For the years ended December 31, 2021 and 2022, we provided interest-free loans to New Vision and the balance was fully repaid in 2022.

(3)
For the year ended December 31, 2022, we received interest-free working capital loans from ZTZG to fund our operations. The balance is due on demand. As of the date of this prospectus, the balance has been fully paid.

(4)
For the years ended December 31, 2021 and 2022, we received interest-free working capital loans from Mr. Yuan Li to fund our operations. As of the date of this prospectus, the aggregate outstanding due to Mr. Yuan Li has been fully paid.

(5)
For the six months ended June 30, 2023, we provided interest-free loans to ZTZG. As of the date of this prospectus, the aggregate outstanding due from ZTZG is RMB3,619,200. The loan is expected to be fully repaid by September 30, 2023.

Other related party transactions
	For the year ended December 31,				For the six months ended June 30,
	2020	2021	2022	2022	2023
	RMB	RMB	RMB	USD	RMB
New Vision(1)	—	85,698	5,158,349	747,890	910,578

(1)
For the years ended December 31, 2021 and 2022, we provided education supporting services to New Vision. As of February 28, 2023, the trade receivable balance from New Vision in the amount of RMB3,803,779 was fully collected.

Employment Agreements
See “Management — Employment Agreements and Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL
The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).
We were incorporated in the Cayman Islands as an exempted company with limited liability under the Cayman Companies Act on February 20, 2023. A Cayman Islands exempted company:
•
is a company that conducts its business mainly outside the Cayman Islands;

•
does not have to hold an annual general meeting;

•
does not have to make its register of members open to inspection;

•
may obtain an undertaking against the imposition of any future taxation;

•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
may register as a limited duration company; and

•
may register as a segregated portfolio company.

Ordinary Shares
All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.
Our authorized share capital is US$2,000,000 divided into 200,000,000 Ordinary Shares, par value US$0.01 per share. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.
At the completion of this offering, there will be 24,435,471 (if the underwriters’ over-allotment option is not exercised) or 24,765,471 (if the underwriters’ over-allotment option is fully exercised) Ordinary Shares issued and outstanding held by at least 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [•].
Listing
We plan to apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “[•].” At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.
Transfer Agent and Registrar
The transfer agent and registrar for the Ordinary Shares is [•], [•].

Dividends
Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:
(a)
the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)
our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.
Unless provided by the rights attached to a share, no dividend shall bear interest.
Voting Rights
Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.
Variation of Rights of Shares
Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.
Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.
Alteration of Share Capital
Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:
(a)
increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)
consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)
convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)
sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)
cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.
Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.
Calls on Shares and Forfeiture
Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.
We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:
(a)
either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)
whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.
We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.
Unclaimed Dividend
A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.
Forfeiture or Surrender of Shares
If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.
If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).
A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.
A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.
A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.
Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.
Share Premium Account
The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.
Redemption and Purchase of Own Shares
Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:
(a)
issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)
with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)
purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.
When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.
Transfer of Shares
Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:
(a)
where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)
where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:
(a)
the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)
the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)
the instrument of transfer is properly stamped, if required;

(d)
the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)
any fee related to the transfer has been paid to us; and

(f)
the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.
Inspection of Books and Records
Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.
General Meetings
As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.
The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.
At least 10 days’ notice of an extraordinary general meeting and 10 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.
Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.
If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.
The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven days, notice of the adjourned meeting shall be given in accordance with the articles.
At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.
If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.
Directors
We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.
A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.
Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.
The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.
Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.
A director may be removed by ordinary resolution.
A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.
Subject to the provisions of the articles, the office of a director may be terminated forthwith if:
(a)
he is prohibited by the law of the Cayman Islands from acting as a director;

(b)
he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)
he resigns his office by notice to us;

(d)
he only held office as a director for a fixed term and such term expires;

(e)
in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)
he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)
he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)
without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.
Powers and Duties of Directors
Subject to the provisions of the Cayman Companies Act and our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.
The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.
The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.
The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.
The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.
The board of directors may remove any person so appointed and may revoke or vary the delegation.
The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:
(a)
the giving of any security, guarantee or indemnity in respect of:

(i)
money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)
a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)
where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)
any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)
any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)
any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.
Capitalization of Profits
The directors may resolve to capitalize:
(a)
any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)
any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.
Liquidation Rights
If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:
(a)
to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)
to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.
Register of Members
Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:
•
the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

•
distinguishes each share by its number (so long as the share has a number);

•
confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•
confirms the number and category of shares held by each member; and

•
confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•
the date on which the name of any person was entered on the register as a shareholder; and

•
the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Differences in Corporate Law
The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association
Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes fiduciary duties to the Company. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.
Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

	Delaware	Cayman Islands
occurring prior to the date when such provision becomes effective.
Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.
Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or	Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

	Delaware	Cayman Islands
interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.
Voting Requirements
The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.
In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.
The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

	Delaware	Cayman Islands
Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act but our post-offering amended and restated articles of association do not provide for cumulative voting.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.
Anti-money Laundering — Cayman Islands
In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.
We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:
(a)
the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)
the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)
the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.
In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.
If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Data Protection in the Cayman Islands — Privacy Notice
This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).
We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.
By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.
Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.
We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g., to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).
Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.
We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.
If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.
You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.
If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.
Legislation of the Cayman Islands
The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications and annual reports for the Company, which need to state whether we are carrying out any relevant activities and if we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

History of Share Issuances
The following is a summary of our share issuances since incorporation.
We were incorporated in the Cayman Islands as an exempted company with limited liability on February 20, 2023. We issued the following Ordinary Shares to our founding shareholders:
Purchaser	Date of Issuance	Number of Ordinary Shares
JD LIYUAN LIMITED	February 20, 2023	8,416,500
ZHOUZHIRONG LIMITED	February 20, 2023	6,616,500
JDJDZG LIMITED	February 20, 2023	1,067,000
JDZTZG LIMITED	February 20, 2023	2,100,000
WISMASS BVI	June 30, 2023	4,035,471

SHARES ELIGIBLE FOR FUTURE SALE
Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we expect to make an application for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately 9.00% of our Ordinary Shares in issue, if underwriters do not exercise their over-allotment option, and approximately 8.88% of our Ordinary Shares in issue, if the underwriters exercise their over-allotment option in full. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.
Lock-Up Agreements
See “Underwriting — Lock-Up Agreements.”
Rule 144
All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.
A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•
1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately 244,355 shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•
the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATIONS
People’s Republic of China Enterprise Taxation
The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”
According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and was then last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.
We are an exempted company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.
Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Jiade Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Jiade Cayman and its subsidiaries organized outside the PRC.
According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.
We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as an exempted company, the key assets and records of Jiade Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Jiade Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.
The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. China Commercial Law Firm, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, China Commercial Law Firm is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, China Commercial Law Firm believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.
See “Risk Factors — Risks Relating to Doing Business in the PRC — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”
Currently, as resident enterprises in the PRC, Shenzhen Kebiao, Jiade Zhigao, and Kebiao Technology are subject to the enterprise income tax at the rate of 25%. Under particular circumstances, such as an enterprise being identified as a small-scale minimal profit enterprise or as a HNTE, or its domicile authority having a preferential tax policy, the EIT rate is reduced by various degrees. Pursuant to such regulations and policies, Kebiao Technology, one of our PRC subsidiaries, was approved as an HNTE on November 2, 2022, and was entitled to a reduced income tax rate of 15% in 2022. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Jiade Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.
Hong Kong Taxation
Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.
United States Federal Income Taxation
The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:
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banks;

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financial institutions;

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insurance companies;

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regulated investment companies;

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broker-dealers;

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persons that elect to mark their securities to market;

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U.S. expatriates or former long-term residents of the U.S.;

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governments or agencies or instrumentalities thereof;

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tax-exempt entities;

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persons liable for alternative minimum tax;

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persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

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persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

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persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

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persons holding our Ordinary Shares through partnerships or other pass-through entities;

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beneficiaries of a Trust holding our Ordinary Shares; or

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persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.
Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares
The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.
The following brief description applies only to U.S. Holders who hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.
Taxation of Dividends and Other Distributions on Our Ordinary Shares
Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Taxation of Dispositions of Ordinary Shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.
PFIC Consequences
A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:
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at least 75% of its gross income for such taxable year is passive income; or

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at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.
Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still be able to avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.
If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

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the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

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the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.
If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.
IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.
You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.
Information Reporting and Backup Withholding
Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.
Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

UNDERWRITING
We expect to enter into an underwriting agreement with WestPark Capital, Inc., the Representative, with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.
Underwriters	Number of Ordinary Shares
WestPark Capital, Inc.	2,200,000
Total	2,200,000
The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.
Over-Allotment Option
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 60 days following the effective date of the registration statement of which this prospectus forms a part, permits the underwriters to purchase a maximum of 330,000 additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.
Underwriting Discounts and Expenses
The underwriting discounts are equal to 7% of the initial public offering price set forth on the cover of this prospectus.
The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 330,000 Ordinary Shares.
	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us
We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the shares.
We have agreed to pay the Representative a prepaid due diligence expense fee of US$50,000.

We have agreed to reimburse the Representative up to a maximum of US$75,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(A).
We have agreed to pay expenses relating to the offering, including: (i) all filing fees and communication expenses relating to the registration of the Ordinary Shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the Representative or its counsel in connection with visits to, and examinations of, our Company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses, and disbursements relating to the registration or qualification of such Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel; (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses, and all amendments, supplements, and exhibits thereto, and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (vi) the costs of preparing, printing, and delivering certificates representing the Ordinary Shares and the fees and expenses of the transfer agent for such Ordinary Shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation.
We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, and non-accountable expense allowance, will be approximately US$1,338,271.
Participation in Future Offerings
For 12 months from the effective date of the registration statement of which this prospectus forms a part, we have agreed not to sell or otherwise dispose of any securities without the prior written consent of the Representative, which consent shall not be unreasonably withheld, with the exception of shares issued pursuant to the exercise of options, warrants, or other convertible securities outstanding prior to the effective date of the registration statement of which this prospectus forms a part.
Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Lock-Up Agreements
We have agreed not to, for a period of six months from the date of this prospectus, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.
Furthermore, each of our directors, executive officers, and principal shareholders (1% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of six months from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.
Nasdaq Listing
We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[•].”

Pricing of the Offering
Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.
Electronic Offer, Sale, and Distribution of Ordinary Shares
A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.
Price Stabilization, Short Positions, and Penalty Bids
In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.
Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.
These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.
Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest
The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Stamp Taxes
If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Selling Restrictions
No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
Australia.   This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.
Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.
Canada.   The Ordinary Shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.
Cayman Islands.   This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

European Economic Area.   In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,
•
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•
in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.
For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
Hong Kong.   The Ordinary Shares may not be offered or sold by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
People’s Republic of China.   This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.
United Kingdom.   An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.
All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.
Israel.   This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.
EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and accountable and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.
Securities and Exchange Commission Registration Fee	US$ 2,606
Nasdaq Listing Fee	US$75,000
FINRA Filing Fee	US$3,500
Legal Fees and Other Expenses	US$841,070
Accounting Fees and Expenses	US$320,000
Printing and Engraving Expenses	US$48,000
Transfer Agent Expenses	US$249
Miscellaneous Expenses	US$47,846
Total Expenses	US$1,338,271
These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS
We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. MagStone Law, LLP is acting as counsel to the underwriters in connection with this offering. China Commercial Law Firm is acting as the PRC counsel for the underwriters.
EXPERTS
The consolidated financial statements for the years ended December 31, 2021 and 2022, included in this prospectus have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of ZH CPA, LLC, is located at 1600 Broadway, Suite 1600, Denver, Colorado 80202.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.
Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
The SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. We also maintain a website at https://www.sc-kb.cn. The information on those websites is not a part of this prospectus.
No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
JIADE LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
JIADE Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of JIADE Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ ZH CPA, LLC
We have served as the Company’s auditor since 2023.
Denver, Colorado
August 2, 2023

JIADE LIMITED
CONSOLIDATED BALANCE SHEETS
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6,390	2,604,020	377,547
Accounts receivable	—	2,593,360	376,002
Accounts receivable – related party	129,050	3,803,779	551,496
Deferred IPO costs	—	750,000	108,740
Other current assets	386,465	316,665	45,913
Due from related parties	760,754	99	14
TOTAL CURRENT ASSETS	1,282,659	10,067,923	1,459,712
Non-current assets
Property and equipment, net	378,566	593,554	86,057
Intangible assets, net	—	232,480	33,706
Right-of-use assets – operating lease	2,156,591	2,375,257	344,380
Other long-term assets	85,000	159,358	23,105
Deferred tax assets	32,496	—	—
TOTAL ASSETS	3,935,312	13,428,572	1,946,960
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Long-term loans – current portion	—	245,074	35,532
Accounts payable	275,800	180,000	26,098
Payroll payables	241,997	552,447	80,097
Other payables	419,156	193,527	28,059
Deferred revenue	192,550	16,848	2,443
Operating lease liabilities – current	59,752	320,853	46,519
Taxes payable	19,513	1,359,185	197,063
Due to related parties	566,190	610,602	88,529
TOTAL CURRENT LIABILITIES	1,774,958	3,478,536	504,340
Long-term loans – non-current portion	—	350,743	50,853
Operating lease liabilities – long-term	2,012,422	2,091,130	303,185
TOTAL LIABILITIES	3,787,380	5,920,409	858,378
COMMITMENTS AND CONTINGENCIES EQUITY:
Ordinary shares, US$0. 01 par value, 200,000,000 shares authorized, 22,235,471 shares issued and outstanding at December 31, 2021 and 2022*	1,542,964	1,542,964	222,355
Additional paid-in capital	—	1,983,600	287,595
Statutory reserves	14,672	546,300	79,206
Ordinary shares subscribed	(1,542,964)	(1,542,964)	(222,355)
Retained earnings	132,047	4,916,696	712,855
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY	146,719	7,446,596	1,079,656
NON-CONTROLLING INTERESTS	1,213	61,567	8,926
TOTAL EQUITY	147,932	7,508,163	1,088,582
TOTAL LIABILITIES AND EQUITY	3,935,312	13,428,572	1,946,960

*
Shares and per share data are presented on a retroactive basis to reflect the recapitalization.

JIADE LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Revenue – third party	4,940,642	5,080,507	736,605
Revenue – related party	85,698	5,158,349	747,890
Revenue	5,026,340	10,238,856	1,484,495
COSTS AND EXPENSES
Direct cost of revenue	2,763,566	1,399,725	202,941
Selling expenses	177,352	329,401	47,759
General and administrative expenses	1,238,629	2,080,917	301,705
Research and development expenses	455,997	378,502	54,878
Total costs and expenses	4,635,544	4,188,545	607,283
INCOME FROM OPERATIONS	390,796	6,050,311	877,212
OTHER INCOME (EXPENSES)
Interest income	2,435	101	15
Interest expense	—	(11,725)	(1,700)
Other income, net	8,953	208,926	30,291
Total other income (expenses), net	11,388	197,302	28,606
INCOME BEFORE INCOME TAXES	402,184	6,247,613	905,818
INCOME TAXES PROVISION	6,843	887,382	128,657
NET INCOME	395,341	5,360,231	777,161
Foreign currency translation adjustment	—	—	—
COMPREHENSIVE INCOME	395,341	5,360,231	777,161
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Equity shareholders of the Company	392,099	5,316,277	770,788
Non-controlling interests	3,242	43,954	6,373
	395,341	5,360,231	777,161
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic and diluted	0.02	0.24	0.03
Weighted average number of shares outstanding* Basic and diluted	22,235,471	22,235,471	22,235,471

*
Shares and per share data are presented on a retroactive basis to reflect the recapitalization.

JIADE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
	Ordinary Shares			Additional Paid-in Capital	Statutory Reserves	Retained Earnings (Accumulated Deficit)
	Shares*	Issued Amount*	Subscribed Amount*
							Subtotal	Non-controlling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	22,235,471	1,542,964	(1,542,964)	—	—	(245,380)	(245,380)	(2,029)	(247,409)
Net income for the year	—	—	—	—	—	392,099	392,099	3,242	395,341
Statutory reserves	—	—	—	—	14,672	(14,672)	—	—	—
Balance at December 31, 2021	22,235,471	1,542,964	(1,542,964)	—	14,672	132,047	146,719	1,213	147,932
Shareholders’ contribution	—	—	—	1,983,600	—	—	1,983,600	16,400	2,000,000
Net income for the year	—	—	—	—	—	5,316,277	5,316,277	43,954	5,360,231
Statutory reserves	—	—	—	—	531,628	(531,628)	—	—	—
Balance at December 31, 2022	22,235,471	1,542,964	(1,542,964)	1,983,600	546,300	4,916,696	7,446,596	61,567	7,508,163
Balance at December 31, 2022 (USD)	22,235,471	222,355	(222,355)	287,595	79,206	712,855	1,079,656	8,926	1,088,582

*
Shares and per share data are presented on a retroactive basis to reflect the recapitalization.

JIADE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income	395,341	5,360,231	777,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131,245	281,186	40,768
Non-cash operating lease	—	374,395	54,282
Other income – rent subsidy	—	(196,974)	(28,558)
Deferred tax	2,387	32,496	4,711
Changes in operating assets and liabilities:
Accounts receivable	(129,050)	(6,268,089)	(908,787)
Other current assets	(67,551)	69,800	10,120
Other long-term assets	(85,000)	(74,358)	(10,782)
Accounts payable	262,950	(275,800)	(39,987)
Other payables	418,862	(225,629)	(32,713)
Payroll payables	144,475	310,450	45,011
Deferred revenue	192,550	(175,702)	(25,474)
Change in lease liabilities – operating lease	(84,417)	(56,278)	(8,160)
Taxes payable	16,949	1,339,672	194,234
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,198,741	495,400	71,826
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(66,700)	(488,784)	(70,867)
Purchase of intangible assets	—	(59,870)	(8,680)
NET CASH USED IN INVESTING ACTIVITIES	(66,700)	(548,654)	(79,547)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loans	—	650,000	94,241
Repayments of long-term loans	—	(54,183)	(7,856)
Capital contributed by shareholders	—	2,000,000	289,973
Deferred costs related to initial public offering	—	(750,000)	(108,740)
Net (repayment) proceeds from related parties	(1,126,975)	805,067	116,724
NET CASH (USED IN) / PROVIDED BY FINANCING ACTIVITIES	(1,126,975)	2,650,884	384,342
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,066	2,597,630	376,621
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,324	6,390	926
TOTAL CASH AND CASH EQUIVALENTS, END OF YEAR	6,390	2,604,020	377,547
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	—	11,725	1,700
Cash paid for income tax	4,457	—	—
Supplemental Schedule of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for new operating lease liabilities	2,156,591	343,282	49,771

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Organization and principal activities
JIADE Limited (“Jiade Cayman” or “the Company”) is a holding company that was incorporated under the laws of the Cayman Islands on February 20, 2023. The Company and its subsidiaries (collectively referred to as the “Group”) specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide range of software platform and auxiliary solutions. Auxiliary solutions encompass exam administration services and teaching support services throughout the entire teaching cycle. Specifically, the Group offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. The Group also provides offline tutoring, exam administration services, guidance on graduation thesis, and social practice assistance in the People’s Republic of China (“China” or the “PRC”).
JIADEZHIGAO Limited (“Jiadezhigao HK”) was incorporated in accordance with the laws and regulations of Hong Kong on March 30, 2023 and is a wholly owned subsidiary of the Company.
Shenzhen Kebiao Technology Co., Ltd. (“Shenzhen Kebiao”) was incorporated in China on May 23, 2023 and a wholly owned subsidiary of Jiadezhigao HK.
Sichuan Jiade Zhigao Technology Co., Ltd. (“Jiade Zhigao”) was incorporated in China on May 6, 2022 and has been controlled by Mr. Yuan Li and Ms. Zhirong Zhou.
Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”), a limited liability company established in Chengdu City, Sichuan Province, China on April 28, 2020, which has been controlled by Mr. Yuan Li and Ms. Zhirong Zhou since inception.
Wismass International Holdings Limited (“WISMASS HK”) was incorporated in accordance with the laws and regulations of Hong Kong on October 24, 2022 and is a wholly owned subsidiary of Wismass International Holdings Limited (BVI). Wismass International Holdings Limited (BVI) was incorporated in accordance with the laws and regulations of British Virgin Islands on August 17, 2022.
Reorganization
In preparation of the Company’s initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Group. The Company was incorporated in connection with a group reorganization (the “Reorganization”).
On December 14, 2022, Kebiao Technology and Jiade Zhigao entered into an equity purchase agreement with its then shareholders, through which Kebiao Technology became a wholly owned subsidiary of Jiade Zhigao. On June 7, 2023, Shenzhen Kebiao acquired an aggregate of 82% of the equity interests in Jiade Zhigao from Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership in exchange for newly issued 1% of the equity interest in Shenzhen Kebiao, through an equity transfer agreement. As a result, Shenzhen Kebiao was 99% owned by Jiadezhigao HK, with the remaining 1% collectively owned by Yuan Li, Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership.
On November 30, 2022, WISMASS HK entered into a share transfer agreement with Yuan Li, who was then the 51.33% owner of Jiade Zhigao, to acquire 9% of the equity interests in Jiade Zhigao from Yuan Li for a total consideration of RMB180,000. On May 26, 2023, WISMASS HK entered into a share subscription agreement with Jiade Zhigao to purchase newly issued 9.8901% of the equity interests in Jiade Zhigao with a total consideration of RMB751,648, through which WISMASS HK totally has 18% equity interest in Jiade Zhigao. On June 30, 2023, Jiade Cayman entered into a share swap agreement with WISMASS BVI to acquire 100% of the equity interests in WISMASS HK from WISMASS BVI in exchange for 4,035,471 newly issued Ordinary Shares of Jiade Cayman, through which WISMASS HK became a wholly owned subsidiary of the Company and WISMASS International Holdings Limited (BVI) has 18.1488% equity interest in the Company.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Organization and principal activities (continued)
As all the entities involved in the process of the Reorganization are under common ownership of Jiade Zhigao’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.
Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.
As of December 31, 2022 and 2021, the Company’s consolidated financial statements reflected the activities for each of the following entities.
Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
JIADE Limited	February 20, 2023	Cayman Islands	NA	Investment Holding
JIADEZHIGAO Limited (“Jiadezhigao HK”)	March 30, 2023	Hong Kong	100%	Investment Holding
WISMASS International Holdings Limited (“WISMASS HK”)	October 24, 2022	Hong Kong	100%	Investment Holding
Shenzhen Kebiao Technology Co., Ltd (“Shenzhen Kebiao”)	May 23, 2023	PRC	99%	Providing one-stop comprehensive education supporting services
Sichuan Jiadezhigao Technology Limited (“Jiade Zhigao”)	May 6, 2022	PRC	99.18%	Providing one-stop comprehensive education supporting services
Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”)	April 28, 2020	PRC	99.18%	Providing one-stop comprehensive education supporting services
Sichuan Kunyuan Technical Services Co., Ltd. (“Kunyuan”) *	March 25, 2021	PRC	74.39%	Dormant company

*
Kunyuan was sold to a third-party buyer on July 22, 2022 and had no operations prior to the sale.

Note 2 — Summary of significant accounting policies
Basis of consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission.
Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Summary of significant accounting policies (continued)
Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.
Uses of estimates and assumptions
In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. These estimates are based on information as of the date of the consolidated financial statements. The estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, contingencies and realization of deferred tax assets. Actual results could differ from those estimates.
Cash and cash equivalents
Cash and cash equivalents represent demand deposits placed with banks and cash on hand, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group maintains all of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured. As of December 31, 2021 and 2022, cash and cash equivalents balance in the PRC were RMB6,390 and RMB2,604,020 (USD377,547), respectively.
Fair Value of Financial Instruments
ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•
Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, accounts payable, deferred revenue, other payables, bank loans, and due to related parties, approximates their recorded values due to their short-term maturities. The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2021 and 2022.
Accounts receivable and allowance for doubtful accounts
The accounts receivable represent the Group’s right to consideration in exchange for services that the Group has transferred to the customer before payment is due. Accounts receivable are stated at the historical

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Summary of significant accounting policies (continued)
carrying amount, net of an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes an allowance for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The allowance is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of February 28, 2023, all of the trade receivables had been collected and the Group did not credit any allowance for outstanding accounts receivable for the years ended December 31, 2021 and 2022.
Deferred IPO costs
Deferred IPO costs consist principally of legal and consulting costs in connecting with the proposed IPO. Such costs are deferred until the closing of the IPO, at which time the deferred costs are offset against the offering proceeds. In the event the IPO is unsuccessful or aborted, the costs will be expensed. Deferred offering costs as of December 31, 2021 and 2022 amounted to RMB nil and RMB750,000 (USD108,740) respectively and were included in deferred IPO costs.
Deferred revenue
Deferred revenue represents the upfront payments received upon the signing of a contract for one-stop comprehensive education supporting services with adult education institutions. The deferred revenue is subsequently released into revenue once the adult education institutions receive and consume benefits of such services and is released using straight-line method based on the contract term. For the years ended December 31, 2021 and 2022, the deferred revenue amounted to RMB192,550 and RMB16,848 (USD2,443), respectively.
Contingencies
In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.
Property and equipment, net
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:
Useful life
Motor Vehicles	4 years
Office equipment	3 years
Leasehold improvement	Over shorter of the lease term and the remining useful life
Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Summary of significant accounting policies (continued)
or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income as other income or expenses.
Impairment of long-lived assets
The Group evaluates the recoverability of its long-lived assets, including property and equipment, intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2021 and 2022, no impairment of long-lived assets was recognized.
Lease
The Group leases offices in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for collateralized borrowing equal to the total lease payments over the term of the lease. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expenses when the lessor makes the underlying asset available to the Group.
For short-term leases, the Group records operating lease expenses in its consolidated statements of operations on a straight-line basis over the lease term.
The Group adopted ASC Topic 842, Lease (“ASC 842”) on January 1, 2021, using the modified retrospective method. The Group determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.
As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. For the years ended December 31, 2021 and 2022, the lease expenses of the leases with a term of 12 months or less amounted to RMB215,596 and RMB nil, respectively.
Operating lease assets are included within right-of-use assets — operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2021 and 2022.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Summary of significant accounting policies (continued)
Intangible Assets, net
Intangible assets consist primarily of software purchased, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 5 to 10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.
Revenue recognition
The Group adopted ASC Topic 606, Revenue from Contracts with Customers for all periods presented. Accordingly, the consolidated financial statements for the years ended December 31, 2021 and 2022 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:
Step 1:   Identify the contract (s) with a customer
Step 2:   Identify the performance obligations in the contract
Step 3:   Determine the transaction price
Step 4:   Allocate the transaction price to the performance obligations in the contract
Step 5:   Recognize revenue when (or as) the entity satisfies a performance obligation
One-stop comprehensive education supporting services
The Group enters into service contracts with adult education institutions to provide one-stop comprehensive education supporting services. It is likely within the scope of the revenue recognition standard that the essence of such contractual arrangements involves the Group providing one-stop comprehensive education supporting services to adult education institutions, and those services or activities are considered part of the Group’s ordinary business operations and are exchanged for compensation. Accordingly, the Group identifies its customer as the adult education institutions to which it provides services. One-stop comprehensive education supporting services encompass exam administration services and teaching support services throughout the entire teaching cycle from pre-enrollment to post-graduation. Specifically, the Group offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. Additionally, the Group provides offline tutoring, exam administration services, and analysis of students’ learning progress throughout the course of study, and the Group also offers post-graduation guidance on graduation thesis and social practice assistance.
Billings to the customers are generally on an annual basis over the contract term. The Group provides one-stop comprehensive education supporting services from pre-enrollment services to post-graduation services. Without the comprehensive services the Group provides, the adult education institutions’ ability to benefit from the one-stop comprehensive education supporting services would be significantly limited over the contract term. These comprehensive services need to be combined into a single performance obligation because they are not separately identifiable in the contract. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The transfer of control of the Group’s education supporting services occurs over time upon the delivery of the services to adult education institutions based on the terms of the semester. Therefore,

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Summary of significant accounting policies (continued)
the revenue from such services is recognized over the contract term on a straight-line basis as adult education institutions receive and consume the benefits of such services.
The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in direct costs of revenue under costs and expenses. The Company uses independent contractors and third-party companies in the performance of its education supporting services. The Company evaluates who controls the education supporting services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its education supporting services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered. The Company determined it acts as the agent for textbooks ordering and delivery services as the company does not have the control of establishing the prices and does not bear the inventory risk.
Value added tax (“VAT”)
Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payables. All of the VAT returns filed by the Group’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.
Income taxes
The Group follows the liability method of accounting for income taxes in accordance with ASC740 (“ASC740”), Income Taxes. The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the years ended December 31, 2021 and 2022. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.
Employee defined contribution plan
Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Summary of significant accounting policies (continued)
require that the Group make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the years ended December 31, 2021 and 2022, employee welfare contribution expenses amounted to RMB290,289 and RMB386,518 (USD56,040), respectively.
Related parties
The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.
Segment reporting
The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenue from clients in China. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in China.
Earnings per Share
The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (such as convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (such as those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2022, there were no dilutive shares.
Foreign currency translation
The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the Cayman Islands and Hong Kong is the United States Dollar (“USD”). The functional currency of the Company’s PRC subsidiaries is the RMB.
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income.
The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenue, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss) and the consolidated statements of changes in equity.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Summary of significant accounting policies (continued)
Convenience Translation into United States Dollars
Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows from RMB into USD are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.8972 on December 31, 2022. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.
Research and Development Expenses
Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development. Other than that, all costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of salaries and related personnel costs, depreciation and the cost of services used for the development of services management system. For the years ended December 31, 2021 and 2022, research and development expenses were RMB455,997 and RMB378,502 (USD54,878), respectively.
Recently Issued Accounting Pronouncements
The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.
In June 2016, the Financial Accounting Standards Board (“FASB”) amended guidance related to the impairment of financial instruments as part of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which became effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public companies for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. ASU 2019-10 amends the effective dates for ASU 2016-13. The Company is an EGC and has elected to adopt the new standard as of the effective date applicable to non-issuers and implemented the new standard on January 1, 2023. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.
Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.
Note 3 — Accounts receivable
Accounts receivable consisted of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Accounts receivable – third parties	—	2,593,360	376,002
Accounts receivable – related party	129,050	3,803,779	551,496
Subtotal	129,050	6,397,139	927,498
Less: allowance for doubtful accounts	—	—	—
Accounts receivable, net	129,050	6,397,139	927,498

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 — Accounts receivable (continued)
As of December 31, 2021 and 2022, the ageing of accounts receivable, net off allowance for doubtful accounts, based on the services provided were as follows:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Within 90 days	32,263	2,094,388	303,658
90 – 180 days	32,263	2,094,388	303,658
180 days – 1 year	64,524	2,208,363	320,182
Accounts receivable	129,050	6,397,139	927,498
Note 4 — Other current assets
Other current assets consisted of the following:
	December 31, 2021	December31, 2022	December 31, 2022
	RMB	RMB	USD
Deposits*	298,914	298,914	43,339
Other receivables	87,551	17,751	2,574
Total	386,465	316,665	45,913

*
Deposits represented project deposits made to a partner, a state-owned enterprise, for the proposed vocational training project and expected to be recovered within one year.

Note 5 — Property and equipment, net
Property and equipment, net, consisted of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Motor vehicle	360,000	360,000	52,195
Office equipment	166,700	247,984	35,954
Leasehold improvement	—	407,500	59,082
Subtotal	526,700	1,015,484	147,231
Less: accumulated depreciation	148,134	421,930	61,174
Property and equipment, net	378,566	593,554	86,057
Depreciation expenses for the years ended December 31, 2021 and 2022 amounted to RMB131,245 and RMB273,796 (USD39,696), respectively.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 6 — Intangible assets, net
Intangible assets, net, consisted of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Software purchased	—	239,870	34,778
Less: accumulated amortization	—	7,390	1,072
Intangible assets, net	—	232,480	33,706
The amortization expenses were RMB nil and RMB7,390 (USD1,072) for the years ended December 31, 2021 and 2022, respectively.
Note 7 — Right-of-use assets and lease liabilities
Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases are mainly related to office facilities in the PRC. For leases with terms greater than 12 months, the Company records the related asset and liability at the present value of lease payments over the term. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any material finance leases or any sublease activities. Short-term leases, defined as leases with initial term of 12 months or less, are not reflected on the Consolidated Balance Sheets.
	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Operating lease expenses	—	374,395	54,282
Other information about the Company’s lease is as follows:
	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Operating cash flows used in operating lease	84,417	56,278	8,160
Right-of-use assets obtained in exchange for new operating lease liabilities	2,156,591	343,282	49,771
Weighted-average remaining lease term-operating	10.00 years	8.01 years	8.01 years
Weighted-average discount rate-operating	12%	12%	12%
The following is a maturity analysis of the annual undiscounted cash flows for the lease liabilities as of December 31, 2022:
	Operating lease
	RMB	USD
Years ending December 31,
2023	591,014	85,689
2024	549,930	79,732
2025	363,317	52,676
2026	379,477	55,019
2027 and thereafter	1,906,549	276,423
Total undiscounted lease payments	3,790,287	549,539

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7 — Right-of-use assets and lease liabilities (continued)
	Operating lease
	RMB	USD
Less: Imputed interest	1,378,304	199,835
Lease liabilities recognized in the Consolidated Balance Sheet	2,411,983	349,704

Note 8 — Other payables
Other payables consisted of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Amounts due to third party	400,000	—	—
Accrued expenses	19,156	193,527	28,059
Total	419,156	193,527	28,059
Note 9 — Deferred revenue
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Deferred revenue	192,550	16,848	2,443
Information about deferred revenue:
Revenue recognized that was included in unearned revenue as of January 1, 2020 and 2021	—	192,550	27,917
Note 10 — Long-term loans
Outstanding balance of long-term loans consisted of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Loan from We Bank(a)	—	586,651	85,056
Loan from Huaneng Guicheng Trust Co., Ltd.(b)	—	9,166	1,329
Total	—	595,817	86,385
Less: Non – current portion	—	350,743	50,853
Long-term loans – current portion	—	245,074	35,532

(a)
On October 24, 2022, the Group obtained an RMB640,000 loan from We Bank for a term of October 24, 2022 to January 21, 2025, at a fixed annual interest rate of 11.52% per annum. After the repayment of RMB53,349 in 2022, the loan balance was RMB586,651 as of December 31, 2022.

(b)
On October 21, 2022, the Group obtained an RMB10,000 loan from Huaneng Guicheng Trust Co., Ltd. for a term of October 21, 2022 to October 21, 2024, at a fixed annual interest rate of 11.52% per annum. After the repayment of RMB834 in 2022, the loan balance was RMB9,166 as of December 31, 2022.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 — Long-term loans (continued)
(c)
Interest expenses were RMB nil and RMB11,725 (USD1,700) for the years ended December 31, 2021 and 2022, respectively. The effective weighted average interest rates were nil and 11.52% for the years ended December 31, 2021 and 2022, respectively.

Note 11 — Taxes
(a)   Corporate Income Taxes
Cayman Island
The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.
Hong Kong
Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD2 million. The Group’s Hong Kong subsidiaries, Jiadezhigao HK and WISMASS HK, are subject to Hong Kong profits tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended December 31, 2021 and 2022, the Company did not make any provisions for Hong Kong profit tax as Jiadezhigao HK was incorporated on March 30, 2023 and there were no assessable profits derived from or earned from WISMASS HK for any of the periods presented.
PRC
Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology was approved as an HNTE on November 2, 2022. As a result, Kebiao Technology has been entitled to a reduced income tax rate of 15% in 2022. According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 12.5% of the annual taxable income of small low profit enterprises that does not exceed RMB1 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Kebiao Technology is eligible for the above preferential tax policies for small and micro enterprises in 2021.
The impact of the tax holidays noted above decreased taxes by RMB90,492 and RMB624,761 (USD90,582) for the years ended December 31, 2021 and 2022, respectively. The impact of the benefit of the tax holidays on net income per share (basic and diluted) was immaterial for the year ended December 31, 2021 and the benefit of the tax holidays on net income per share (basic and diluted) was RMB0.03 per share for the year ended December 31 2022.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 — Taxes (continued)
i)
The components of the income tax provision are as follows:

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Current	4,456	854,886	123,946
Deferred	2,387	32,496	4,711
Total provision for income taxes	6,843	887,382	128,657

ii)
The following table reconciles PRC statutory rates to the Group’s effective tax rate:

The following table reconciles the China statutory rates to the Group’s effective tax rate for the years ended December 31, 2021 and 2022:
	For the year ended December 31,
	2021	2022
Statutory rate in the PRC	25.0%	25.0%
Effect of the PRC preferential tax rate	(22.5)%	(10.0)%
R&D additional deduction	(2.1)%	(0.9)%
Non-deductible expenses*	1.3%	0.1%
Effective tax rate	1.7%	14.2%

*
Non-deductible expenses mainly represent expenditures not deductible for PRC tax purposes.

iii)
The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Deferred tax assets:
Net operating losses carryforward	32,496	—	—
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. As of December 31, 2021 and 2022, there were approximately RMB214,034 and RMB nil net operating losses carryforwards in certain subsidiaries, respectively. The net operating tax losses carryforwards were fully utilized by the end of 2022.
The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021 and 2022.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 — Taxes (continued)
(b)   Taxes payable
Taxes payable consist of the following:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Income tax payable	—	854,886	123,947
Value-added tax payable	19,513	504,299	73,116
Total taxes payable	19,513	1,359,185	197,063
Note 12 — Segment reporting
ASC280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.
The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expenses are derived from the PRC. Therefore, no geographical segments are presented.
Note 13 — Shareholders’ equity
The Company was established as a holding company under the laws of the Cayman Islands on February 20, 2023. The original authorized number of ordinary shares is 200,000,000 shares with par value of US$0.01 per share. As of December 31, 2021 and 2022, 22,235,471 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.
Additional paid-in capital
As of December 31, 2022, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.
Statutory reserves and restricted net assets
The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately RMB14,672 and RMB546,300 (USD79,206) as of December 31, 2021 and 2022, respectively.
Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13 — Shareholders’ equity (continued)
paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was RMB14,672 and RMB2,529,900 (USD366,801) as of December 31, 2021 and 2022, respectively.
Ordinary shares subscribed
Subscribed shares are shares that shareholders have promised to buy. As of December 31, 2021 and 2022, the total number of shares that shareholders have promised to buy up to 22,235,471 shares which were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.
Note 14 — Related party balances and transactions
The following is a list of related parties which the Company has transactions with:
(a)
Mr. Yuan Li, 100% owner of the Company’s largest shareholder and one of the directors of the Company.

(b)
Ms. Zhirong Zhou, shareholder of 10% or more of the entity.

(c)
Chengdu Jinjiang District New Vision Training School (“New Vision”), a private non-enterprise organization significantly influenced by Ms. Jie Tong, spouse of Mr. Yuan Li from April 1, 2020 to February 20, 2023.

(d)
Sichuan Zhongtai Zhigao Information Technology Consulting Partnership (Limited Partnership) (“ZTZG”), shareholder of 10% or more of the entity.

(e)
Xiang Lan, key management of the Company

Accounts receivable — related party
The accounts receivable due from related parties were as follows:
	December 31 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Chengdu Jinjiang District New Vision Training School (“New Vision”)(1)	129,050	3,803,779	551,496
Amounts due from related parties
The amounts due from related parties consisted of the following:
	December 31 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Chengdu Jinjiang District New Vision Training School (“New Vision”)(2)	760,754	—	—
Ms. Zhirong Zhou	—	99	14
Total	760,754	99	14

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14 — Related party balances and transactions (continued)
Amounts due to related parties
The amounts due to related parties consisted of the following:
	December 31 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Sichuan Zhongtai Zhigao Information Technology Consulting Partnership (Limited Partnership) (“ZTZG”)(3)	—	590,000	85,542
Mr. Xiang Lan	—	577	84
Mr. Yuan Li(4)	566,190	20,025	2,903
Total	566,190	610,602	88,529
Related party transactions
	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Chengdu Jinjiang District New Vision Training School (“New Vision”)(1)	85,698	5,158,349	747,890

(1)
For the years ended December 31, 2021 and 2022, the Group provided education supporting services to New Vision and as of February 28, 2023, the accounts receivable balance from New Vision in the amount of RMB3,803,779 was fully collected.

(2)
For the years ended December 31, 2021, the Group provided interest-free loans to New Vision and the balance was fully repaid in 2022.

(3)
For the year ended December 31, 2022, the Group received interest-free working capital loans from ZTZG to fund its operations. The balance is due on demand.

(4)
For the years ended December 31, 2021 and 2022, the Group received interest-free working capital loans from Mr. Yuan Li to fund its operations. The balance is due on demand.

Note 15 — Concentrations and risks
(a)   Concentrations
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15 — Concentrations and risks (continued)
The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:
	For the year ended December 31
	2021	2022	2022
	RMB	RMB	USD
Amount of the Company’s revenue
Customer A	2,972,624	NA(1)	NA(1)
Customer B	930,008	NA(1)	NA(1)
Customer C	559,183	NA(1)	NA(1)
Customer D	NA(1)	5,158,349(2)	747,890(2)
Customer E	NA(1)	1,956,272	283,633

(1)
Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective period.

(2)
The amount represented the revenue generated from a related party as described in Note 14.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Amount of the Company’s accounts receivable
Customer A	NA(3)	NA(3)	NA(3)
Customer B	NA(3)	NA(3)	NA(3)
Customer C	NA(3)	NA(3)	NA(3)
Customer D	129,050(4)	3,803,779(4)	551,496(4)
Customer E	NA(3)	2,061,800	298,933

(3)
Accounts receivable due from the relevant customer were less than 10% of the Company’s total accounts receivable as of December 31, 2021 and 2022.

(4)
The amount represented the accounts receivable from a related party as described in Note 14.

(b)   Credit risk
Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (exclude prepayments) and cash and cash equivalents presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.
(c)   Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from loans. Loans issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15 — Concentrations and risks (continued)
(d)   Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.
Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.
Note 16 — CONTINGENCIES
Contingencies
In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.
Note 17 — SUBSEQUENT EVENTS
The Company has assessed all events from December 31, 2022, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed below.
Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.
In addition, the Company’s operations and revenue are conducted and generated in the PRC, and all of the Company’s revenue earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.
Regulation S-X requires the condensed financial information of the registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)
accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.
Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.
The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Group records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries” and the subsidiaries’ gain as “Equity in gain of subsidiaries” on the Condensed Statements of Comprehensive Income.
For the years ended December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Group.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)
PARENT COMPANY CONDENSED BALANCE SHEETS
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
ASSETS:
Investment in subsidiaries	146,719	7,446,596	1,079,656
TOTAL ASSETS	146,719	7,446,596	1,079,656
SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0. 01 par value, 200,000,000 shares authorized, 22,235,471 shares issued and outstanding at December 31, 2021 and 2022*	1,542,964	1,542,964	222,355
Additional paid-in capital	—	1,983,600	287,595
Statutory reserves	14,672	546,300	79,206
Ordinary shares subscribed	(1,542,964)	(1,542,964)	(222,355)
Retained earnings	132,047	4,916,696	712,855
TOTAL LIABILITIES AND EQUITY	146,719	7,446,596	1,079,656

*
Shares and per share data are presented on a retroactive basis to reflect the recapitalization.

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)
PARENT COMPANY CONDENSED
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Equity in gainde of subsidiaries	392,099	5,316,277	770,788
NET INCOME	392,099	5,316,277	770,788
Foreign currency translation adjustment	—	—	—
COMPREHENSIVE INCOME	392,099	5,316,277	770,788

JIADE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)
PARENT COMPANY CONDENSED
STATEMENTS OF CASH FLOWS
	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net income	392,099	5,316,277	770,788
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in gain of subsidiaries	(392,099)	(5,316,277)	(770,788)
NET CASH USED IN OPERATING ACTIVITIES	—	—	—
NET INCREASE IN CASH AND CASH EQUIVALENT	—	—	—
TOTAL CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	—	—	—
TOTAL CASH AND CASH EQUIVALENT, END OF YEAR	—	—	—

Until [•], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
2,200,000 Ordinary Shares
Prospectus dated [•], 2023
WestPark Capital, Inc.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED [•], 2023
2,200,000 Ordinary Shares
JIADE LIMITED
This prospectus relates to the resale of 2,200,000 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of the Company by the selling shareholder (the “Resale Shares”). Currently, there is no public market for the Company’s Ordinary Shares. Since there is currently no public market established for our securities, the selling shareholder will sell at the price at which we sell Ordinary Shares in our public offering pursuant to the registration statement of which this prospectus forms a part, which is expected to be between $4.00 and $5.00 per Ordinary Share. Once, and if, our Ordinary Shares are listed on the Nasdaq Capital Market (“Nasdaq”) and there is an established market for these Resale Shares, the selling shareholder may sell the Resale Shares from time to time at the market price prevailing on Nasdaq at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.
We plan to apply to list the Ordinary Shares on Nasdaq under the symbol “[•].” It is a condition to the closing of this offering that the Ordinary Shares qualify for listing on a national securities exchange, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq or another national exchange. We will not receive any proceeds from the sales of the Resale Shares by the selling shareholder.
Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 of the Public Offering Prospectus to read about factors you should consider before buying our Ordinary Shares.
We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 11 of the Public Offering Prospectus for more information.
Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated [•], 2023

THE OFFERING
Securities offered by the selling
shareholder
2,200,000 Ordinary Shares
Ordinary Shares issued and outstanding prior to this offering
22,235,471 Ordinary Shares(1)
Ordinary Shares issued and outstanding immediately after this offering
22,235,471 Ordinary Shares(1)
Term of this offering
The selling shareholder will determine when and how they will sell the Ordinary Shares offered in this prospectus.
Use of proceeds
We will not receive any of the proceeds from the sale of the Ordinary Shares by the selling shareholder named in this prospectus.
Risk Factors
Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14 of the Public Offering Prospectus.

(1)
Based on 22,235,472 Ordinary Shares issued and outstanding prior to and after the sale of our Ordinary Shares in this offering, and excludes Ordinary Shares to be offered by us in a “firm commitment” public offering concurrently herewith.

1

USE OF PROCEEDS
The selling shareholder is selling the Resale Shares for its own accounts. We will not receive any proceeds from the sale of Ordinary Shares by the selling shareholder.

2

SELLING SHAREHOLDER
The following table provides, as of the date of this prospectus, information regarding the beneficial ownership of the Ordinary Shares held by the selling shareholder, including:

•
the number of shares owned by the selling shareholder prior to this offering;

•
the percentage owned by the selling shareholder prior to completion of the offering;

•
the total number of shares that are to be offered for the selling shareholder;

•
the total number of shares that will be owned by the selling shareholder upon completion of the offering; and

•
the percentage owned by the selling shareholder upon completion of the offering.

We have agreed to register a total of 2,200,000 Ordinary Shares held by the selling shareholder. We are registering the shares under this prospectus.
The following table sets forth certain information with respect to the selling shareholder’s beneficial ownership of our Ordinary Shares as of the date of this prospectus. Although there was no agreement between the Company and the selling shareholder to register the Resale Shares, the Company believes the registration of the Resale Shares is beneficial to the Company.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling shareholder has sole voting and investment power with respect to all of the Ordinary Shares they beneficially own, subject to applicable community property laws. Based on the information provided to us by the selling shareholder, no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.
The selling shareholder has not had a material relationship with the Company within the past three years.
	Beneficial Ownership Prior to this Offering(1)		Ordinary Shares Being Sold in this Offering	Beneficial Ownership After this Offering(1)
Name of Beneficial Owner	Ordinary Shares	%	Ordinary Shares	Ordinary Shares	%
WISMASS INTERNATIONAL HOLDING LIMITED(2)	4,035,471	18.15%	2,200,000	1,835,471	8.25%

(1)
Based on 22,235,471 Ordinary Shares issued and outstanding prior to and after the sale of our Ordinary Shares in this offering, excluding Ordinary Shares to be offered by us in a “firm commitment” public offering concurrently herewith.

(2)
WISMASS INTERNATIONAL HOLDING LIMITED is controlled by Ms. Suetmui Lee. The registered address of WISMASS INTERNATIONAL HOLDING LIMITED is Unit 8, 3/F, Qwomar Trading Complex, Blackburned Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG 1110.

3

SELLING SHAREHOLDER’S PLAN OF DISTRIBUTION
There is currently no public market established for our Ordinary Shares. The selling shareholder will sell at the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus forms a part, which is expected to be between $4.00 and $5.00 per Ordinary Share. Once, and if, our Ordinary Shares are listed on Nasdaq and there is an established market for these Resale Shares, the selling shareholder may sell the Resale Shares from time to time at the market price prevailing on Nasdaq at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.
The selling shareholder may use any one or more of the following methods when selling the Resale Shares:

•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
an exchange distribution in accordance with the rules of the applicable exchange;

•
privately negotiated transactions;

•
settlement of short sales entered into after the date of this prospectus;

•
broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•
a combination of any such foregoing methods of sale;

•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•
any other method permitted pursuant to applicable law.

In connection with the sale of the Resale Shares, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the Ordinary Shares in the course of hedging the positions they assume. The selling shareholder may also sell Ordinary Shares short and deliver these securities to close out short positions, or loan or pledge the shares to broker-dealers, which in turn may sell the securities. The selling shareholder may also enter into an option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus.
The selling shareholder and any broker-dealers or agents that are involved in selling the Resale Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Because the selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling shareholder and have informed the selling shareholder of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale. The selling shareholder has informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Ordinary Shares.
We are required to pay certain fees and expenses incurred by us incident to the registration of the Resale Shares. We have agreed to indemnify the selling shareholder against certain losses, claims, damages, and liabilities.
The Resale Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Resale Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

4

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to our Ordinary Shares for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Resale Shares by the selling shareholder or any other person.

5

LEGAL MATTERS
We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. Hunter Taubman Fischer & Li LLC may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and China Commercial Law Firm with respect to matters governed by PRC law.

6

2,200,000 ORDINARY SHARES
JIADE LIMITED
Prospectus dated [•], 2023

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:
(a)
all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

(b)
without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.
ITEM 7.   RECENT SALES OF UNREGISTERED SECURITIES.
During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.
Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
JD LIYUAN LIMITED	February 20, 2023	8,416,500	US$ 84,165
ZHOUZHIRONG LIMITED	February 20, 2023	6,616,500	US$ 66,165
JDJDZG LIMITED	February 20, 2023	1,067,000	US$ 10,670
JDZTZG LIMITED	February 20, 2023	2,100,000	US$ 21,000
WISMASS BVI	June 30, 2023	4,035,471	100% of the equity interests in WISMASS HK

ITEM 8.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)
Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.
(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
ITEM 9.   UNDERTAKINGS.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(a)
The undersigned registrant hereby undertakes that:

(1)
to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)
to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)
that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)
if the issuer is relying on Rule 430B:

(A)
each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)
that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
any preliminary prospectus or prospectus of the undersigned registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)
any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
any other communication that is an offer in the offerings made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that:

(1)
for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Description
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering
4.1*	Specimen Certificate for Ordinary Shares
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Ordinary Shares being registered
10.1*	Form of Employment Agreement by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3*	Form of Director Offer Letter between the Registrant and its directors
10.4*	Form of Service Agreements by and between the Registrant and Adult Education Institutions
21.1*	Subsidiaries
23.1*	Consent of ZH CPA, LLC
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3*	Consent of China Commercial Law Firm (included in Exhibit 99.3)
23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.
99.3*	Opinion of China Commercial Law Firm regarding certain PRC law matters
99.4*	Consent of Kunqi Bai
99.5*	Consent of Shuang Qiu
99.6*	Consent of Shaoping Lu
99.7*	Consent of Yaxuan Yang
107*	Filing Fee Table

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chengdu, People’s Republic of China, on [•], 2023.
JIADE LIMITED
By:

Yuan Li
Chief Executive Officer
(Principal Executive Officer)
Power of Attorney
Each person whose signature appears below constitutes and appoints each of Yuan Li and Li Tan as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Name: Yuan Li	Chief Executive Officer, (Principal Executive Officer)	[•], 2023
Name: Li Tan	Chief Financial Officer (Principal Accounting and Financial Officer)	[•], 2023

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of JIADE LIMITED, has signed this registration statement or amendment thereto in New York, NY on [•], 2023.
[•]
Authorized U.S. Representative
By:

Name: [•]
Title:   [•]